As filed with the Securities and Exchange Commission on March 15, 2001
                                                                                                 Registration Statement No. 333-______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORION POWER HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	52-2087649 (I.R.S. employer identification number)

7 East Redwood Street, 10th Floor
Baltimore, Maryland 21202
(410) 230-3500
 (Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

W. Thaddeus Miller
Executive Vice President and Chief Legal Officer
Orion Power Holdings, Inc.
7 East Redwood Street, 10th Floor
Baltimore, Maryland 21202
(410) 230-3507
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Martin H. Neidell, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982
(212) 806-5836

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [   ]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

12% Notes due 2010	$400,000,000	100%	$400,000,000	$100,000

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus Subject to Completion, Dated March 15, 2001

ORION POWER HOLDINGS, INC.

Exchange Offer For

$400,000,000 12% Senior Notes due 2010

This Exchange Offer Will Expire at 5:00 P.M., New York City Time,

On ________ ___, 2001, Unless Extended

Terms of the Exchange Offer:

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes, but you should see the section entitled "Material United States Federal Income Tax Consequences" for more information.

•	The terms of the notes to be issued are substantially identical to the terms of the outstanding notes, except for transfer restrictions, registration rights and penalty interest provisions relating to the outstanding notes.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the notes to be issued, and we do not intend to apply for their listing on any securities exchange.

You should consider carefully the "Risk Factors" beginning on page 10 of this prospectus before tendering your outstanding notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated __________ __, 2001.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed with the SEC can be read and copies obtained at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us.

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC. This prospectus does not contain all of the information in that registration statement. For further information with respect to us and the notes offered hereby, you should review the registration statement. You can obtain the registration statement from the SEC at the public reference facilities we referred to above.

You may obtain a copy of any or all of the documents summarized in this prospectus without charge, by request directed to Investor Relations, Orion Power Holdings, Inc., 7 East Redwood Street, 10th Floor, Baltimore, Maryland 21202, Telephone (410) 230-3500.

To obtain timely delivery of any copies of filings requested from us, please write or telephone us no later than __________ __, 2001.

We have agreed that, if we are not subject to the informational requirements of Sections 13 or 15(d) of the Exchange Act, we will furnish to holders and beneficial owners of the notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes.

PROSPECTUS SUMMARY

          The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the basic terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Reference in this prospectus to "Orion Power", "we", "our", "ours" and "us" refer to Orion Power Holdings, Inc. and our subsidiaries.

Our Company

          We are a fast-growing electric power generating company committed to delivering a broad range of wholesale energy and related products and services to independent system operators, utilities, municipalities, cooperatives and retail aggregators. We are growing our business by strategically acquiring, developing and modernizing non-nuclear electric generating facilities located in critical locations in regions across the United States and Canada that are deregulating the electric power industry. We approach our business with financial discipline, applying a rigorous and multi-faceted approach to valuing acquisitions and development opportunities, including the strict application of rate of return targets on invested capital. We currently own 80 plants with an aggregate capacity of 5,396 megawatts. We also have three development projects under construction with a total capacity of 1,208 megawatts, with announced plans to develop additional projects with a total capacity of 4,385 megawatts. If we complete all of our announced projects, we will have an aggregate capacity of almost 11,000 megawatts in operation.

          Our facilities in operation are diversified by fuel type and geographically. The tables below set forth the assets owned by our regional operating companies:

Orion Power New York, L.P. Facilities Summary

                                    Capacity          Primary
Asset                                (MW)            Fuel Type            Location Served
Hydroelectric assets...............       650          Water        Central and Northern New York State

Assets Located in New York City:
    Astoria Generating Station.....     1,265    Natural Gas / Oil  New York City - Queens
    Gowanus Generating Station.....       494           Oil         New York City - Brooklyn
    Narrows Generating Station.....       271       Natural Gas     New York City - Brooklyn

Carr Street Generating Station.....       102       Natural Gas     East Syracuse, NY
                                          ---
             Total.................     2,782
                                        =====

Orion Power MidWest, L.P. Facilities Summary

                                      Capacity      Primary
Asset                                    (MW)       Fuel Type         Location Served
Avon Lake Generating Station......        739          Coal           Cleveland, OH
Brunot Island Generating Station..        234           Oil           Pittsburgh, PA
Cheswick Generating Station.......        570          Coal           Pittsburgh, PA
Elrama Generating Station.........        487          Coal           Pittsburgh, PA
New Castle Generating Station.....        338          Coal           West Pittsburg, PA
Niles Generating Station..........        246          Coal           Youngstown, OH
                                          ---
         Total....................      2,614
                                        =====

          In order to provide a broad range of energy products and services and to better manage electric and fuel commodity risk, we seek to diversify the fuel types of our facilities as set forth in the table below:

Fuel Type Summary

Primary Fuel                              Capacity           Percentage
Coal....................................    2,290               42%
Natural Gas / Oil (Dual fuel capability)    1,462               27%
Natural Gas.............................      201                4%
Fuel Oil................................      793               15%
Water...................................      650               12%
                                            -----              -----
         Total..........................    5,396              100%
                                            =====              =====

          In addition, we manage electric and fuel commodity price risk by attempting to sell a majority of our output forward through long term and short term contracts and purchase in advance the associated fuel to match the term of those sales. We target to sell forward approximately 60-75% of our forecasted electric energy output in advance.

          On November 17, 2000, we completed an initial public offering of 27,500,000 shares of common stock at an offering price of $20.00 per share. We sold 24,279,032 shares and the selling stockholders, Constellation Enterprises, Inc. and its affiliates, sold an additional 3,220,968 shares. The net proceeds to us from the offering, after underwriting discounts and commissions and other expenses, were $452.5 million, $209 million of which was used to acquire Columbia Electric Corporation. The remaining $243.5 million is being used for development projects and for general corporate and working capital purposes and may be used for additional acquisitions. Of the $243.5 million, $100.0 million was used to fund construction of the Ceredo Generating Station, $23.5 million was used for general corporate operating expenses, and $120.0 million remained available as cash at December 31, 2000.

          Our executive offices are located at 7 East Redwood Street, 10th Floor, Baltimore, Maryland 21202, and our telephone number is (410) 230-3500. We are a Delaware corporation. Our principal website is located at www.orionpower.com. Information contained on any of our websites is not part of this prospectus.

Risk Factors

          See "Risk Factors" for a discussion of factors that should be considered by holders of outstanding notes before tendering their outstanding notes in the exchange offer. Most of these factors will apply to the registered notes as well as the outstanding notes.

Summary of the Exchange Offer

          On April 27, 2000, we issued and sold $375 million aggregate principal amount of 12% notes due 2010 and on May 23, 2000 we issued an additional $25 million aggregate principal amount of 12% notes due 2010. Both transactions were exempt from the registration requirements of the Securities Act of 1933. Simultaneously with these transactions, we entered into a registration rights agreement with the initial purchasers of these original notes, in which we agreed to deliver this prospectus to you and to commence this exchange offer. In this exchange offer, you may exchange your outstanding notes for notes which have substantially the same terms. You should read the discussion under the headings "The Exchange Offer" and "Description of the Notes" for further information regarding the notes to be issued in the exchange offer.

Securities Offered	Up to $400 million in principal amount of new 12% notes due May 1, 2010, registered under the Securities Act. The terms of the notes offered in the exchange offer are substantially identical to those of the outstanding notes, except that the transfer restrictions, registration rights and penalty interest provisions relating to the outstanding notes do not apply to the new registered notes.

The Exchange Offer	We are offering registered notes in exchange for a like principal amount of our outstanding unregistered notes. We are offering these registered notes to satisfy our obligations under a registration rights agreement which we entered into with the initial purchasers of the outstanding notes. You may tender your outstanding notes for exchange by following the procedures described under the heading "The Exchange Offer."

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on _______ __, 2001, unless we extend it. If you decide to exchange your outstanding notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. You may withdraw any notes that you tender for exchange at any time prior to the expiration date of this exchange offer. See "The Exchange Offer--Terms of the Exchange Offer" for a more complete description of the tender and withdrawal provisions.

United States Federal Income Tax Consequences
Your exchange of outstanding notes for registered notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax purposes. See "Material United Federal Income Tax Consequences" for a summary of material United States federal income tax consequences associated with the exchange of outstanding notes for the registered notes to be issued in the exchange offer and the ownership and disposition of those registered notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	Wilmington Trust Company.

Shelf Registration Statement	Under certain circumstances, certain holders of outstanding notes (including holders who are not permitted to participate in the exchange offer or who may not freely resell registered notes received in the exchange offer) may, by giving us written notice, require us to file, and cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of outstanding notes by these holders. See "The Exchange Notes—Exchange Offer; Registration Rights."

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We do not currently intend to register the outstanding notes under the Securities Act. If your notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged notes.

Consequences of Exchanging Your Outstanding Notes	Based on interpretations of the staff of the Securities and Exchange Commission, we believe that you may offer for resale, resell or otherwise transfer the notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the notes issued in the exchange offer in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the notes issued to you in the exchange offer; and

•	you are not an "affiliate" of us, as described in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you may incur.

Any broker-dealer that acquires notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any notes issued in the exchange offer. See "Plan of Distribution" for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

The Exchange Notes

          The terms of the notes we are issuing in this exchange offer and the outstanding notes are identical in all material respects, except:

•	the notes issued in the exchange offer will have been registered under the Securities Act;

•	the notes issued in the exchange offer will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the notes issued in the exchange offer will not contain provisions relating to the payment of penalty interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

A brief description of the material terms of the exchange notes follows:

Interest Payment Date	Interest on the new notes will be payable semi-annually on November 1 and May 1 of each year, beginning on November 1, 2001.

Maturity	The maturity date for the new notes is May 1, 2010.

Ranking	These notes are senior unsecured obligations and will rank:

•	on a parity with any existing and future senior indebtedness incurred by us, including our revolving senior credit facility, and

•	senior in right of payment to all future subordinated indebtedness, if any, incurred by us.

We do not have and, in the future, may not have any operating assets other than the common stock of our subsidiaries. As a result, we depend upon receiving dividends or other distributions from our direct and indirect subsidiaries to pay interest on the notes. Our subsidiaries will not be guarantors of the notes. Our operating subsidiaries’ bank credit agreements restrict our operating subsidiaries from paying dividends and making other distributions to us except in limited circumstances. As of December 31, 2000, our subsidiaries had approximately $2.0 billion of subsidiary indebtedness that would be structurally senior to these notes. These notes will also be structurally subordinated to all of the trade payables and other liabilities of our operating subsidiaries, which amounted to approximately $188 million as of December 31, 2000. We cannot assure you that our subsidiaries will have the resources available to pay us any dividends or make any distributions. See "Risk Factors — Risks Relating to the Notes and the Offering — Because we are a holding company you will be effectively junior to creditors of our subsidiaries" and "We may not be able to service our corporate-level indebtedness because of our holding company structure, which could cause us to default on our debt."

Optional Redemption	Before May 1, 2003, we may redeem up to 35% of these notes with the proceeds of an equity offering at the redemption price set forth in this prospectus, plus accrued interest. See "Description of the Notes--Optional Redemption."

Mandatory Offer to Repurchase	If we sell some assets under certain circumstances, or experience specific kinds of changes of control, we must offer to repurchase the notes at the prices listed in "Description of the Notes-- Repurchase at the Option of Holders."

Basic Covenants of Indenture	We will issue the notes being offered in the exchange offer under a supplemental indenture with Wilmington Trust Company, as trustee. The supplemental indenture, which supplements the original indenture that allows us to issue notes from time to time, governed the issuance of the outstanding notes. The supplemental indenture will, among other things, restrict our ability and the ability of our subsidiaries to:

• • • • • •	borrow money;

pay dividends on stock or repurchase stock;

make investments;

use assets as security in other transactions;

sell certain assets or merge with or into other companies; and

engage in certain transactions with affiliates.

These covenants are subject to significant exceptions. For more details, see "Description of the Notes--Certain Covenants."
Exchange Offer; Registration Rights	In connection with our agreement to register the exchange notes under the Securities Act by filing the registration statement of which this prospectus forms a part, we have agreed to:

•	cause a registration statement to be filed on or before March 15, 2001,

•	cause the registration statement to be declared effective on or before July 15, 2001, and

•	consummate the exchange offer within 30 business days after the effective date of the registration statement.

In addition, we have agreed, in certain circumstances, to file a "shelf registration statement" that would allow some or all of the notes to be offered to the public. We have agreed to cause the shelf registration statement, if required, to be declared effective on or prior to 90 days after such filing obligation arises.

If we fail to meet any or all of the targets listed above, we will pay additional special interest to each holder of notes affected with respect to the first 90-day period immediately following the occurrence of the first default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such affected holder. The amount of this special interest will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all such defaults have been cured, up to a maximum amount of special interest for all such defaults of $.50 per week per $1,000 principal amount of notes over the interest rates that would otherwise apply to the notes. As soon as we meet such targets, the interest rates on the notes will revert to their original levels.

Upon consummation of the exchange offer, holders of notes will no longer have any rights under the registration rights agreement, except to the extent that we have continuing obligations to file a shelf registration statement.

Summary Consolidated Financial and Operating Data

          The summary consolidated historical financial data set forth below as of December 31, 1998, 1999 and 2000, and for the period from March 10, 1998 (inception) to December 31, 1998, and for the years ended December 31, 1999 and 2000, have been derived from our audited consolidated financial statements. You should read the information set forth below together with the information under "Selected Consolidated Financial and Operating Data" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the related notes included elsewhere in this prospectus. We have supplied selected capacity and other data set forth below under the caption "Operating Data."

          We have grown rapidly since our inception and have not owned or operated our facilities for a substantial period of time. Accordingly, our historical financial information may not be useful either as a means of understanding our current financial situation or as an indicator of our future results.

                                                           March 10, 1998
                                                           (Inception) to             Year Ended December 31,
                                                          December 31, 1998            1999                 2000
                                                          -----------------         -------------       -------------
                                                                          (dollars in thousands)
Statement of Income Data:
Revenue..........................................              $ 314                  $ 134,074          $ 957,569
                                                               -----                  ---------            -------
Operating expenses
   Fuel .........................................                 --                     20,463            437,763
   Operations and maintenance....................                 24                     22,732             97,607
   General and administrative ...................              2,620                     16,755             37,082
   Taxes other than income tax ..................                 --                     20,785             60,751
   Depreciation and amortization ................                 94                     18,938            103,196
   Charge for buyout of operations and
     maintenance contracts with related party ...                 --                         --             19,000
                                                              ------                     ------            -------
Total operating expenses.........................              2,738                     99,673            755,399
                                                              ------                     ------            -------
Operating (loss) income .........................             (2,424)                    34,401            202,170
Interest expense, net ...........................                124                     23,943            153,389
                                                              ------                     ------            -------
(Loss) income before (benefit) provision for
  income tax ....................................             (2,548)                    10,458             48,781
Income tax (benefit) provision...................             (1,006)                     4,796             20,242
                                                              ------                    -------             ------
   Net (loss) income ............................           $ (1,542)                   $ 5,662           $ 28,539
                                                            ========                    =======             ======

(Loss) Earnings per Average Common Share:
   Basic.........................................           $ (12.94)                   $  0.39             $ 0.46
                                                             ========                   =======             ======
   Diluted.......................................           $ (12.94)                   $  0.38             $ 0.44
                                                            =========                   =======             ======
Statement of Cash Flows Data:
Cash flows from operating activities.............           $ (2,335)                  $ 10,456           $ (2,756)
Cash flows from investing activities.............            (16,407)                (1,047,167)        (2,113,133)
Cash flows from financing activities.............             20,345                  1,113,657          2,173,174

Operating Data:
Consolidated EBITDA(a)...........................           $ (2,330)                  $ 53,339         $ 305,366
                                                            ========                   ========           =======
Megawatt hours produced during period............              7,283                  2,793,689        14,801,420
Net capacity owned at end of period (megawatts)..                102                      2,613             5,396

Other Financial Data:
Ratio of earnings to fixed charges (b)...........                 --                       1.41              1.29
Coverage deficiency of earnings to fixed charges.             $2,548                        --              --
                                                              ======                      =====            ======

                                                                            As of December 31,
                                                                1998                   1999               2000
                                                                ----                   ----               ----
                                                                          (dollars in thousands)
Balance Sheet Data:
Working capital (c)..............................            $ 3,108                 $ 154,245          $ 473,696
Total assets.....................................             20,450                 1,252,007          3,870,190
Total debt, including current portion............              2,593                   787,680          2,367,898
Total stockholders' equity.......................             17,068                   395,416          1,254,782
(a)	Consolidated EBITDA represents earnings before interest, tax, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles (GAAP) in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(b)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the portion of rental expense we believe represents interest.

(c)	Includes cash held in restricted accounts pursuant to our credit facilities of $56.9 million as of December 31, 1999 and $283.4 million as of December 31, 2000.

RISK FACTORS

          You should consider carefully the following risks and all of the information set forth in this prospectus before tendering your notes for exchange in the exchange offer. The risk factors set forth below, other than those which discuss the consequences of failing to exchange your outstanding notes in the exchange offer, are generally applicable to both the outstanding notes and the notes issued in the exchange offer.

Risks relating to the Wholesale Power Market Industry

           We are subject to fluctuations in the prices for electric products and services, which may impair our cash flow and profitability.

           In the absence of or upon expiration of any power sales agreements, we will seek to sell our products, including energy, capacity and ancillary services, into the competitive wholesale power markets. The factors that could negatively impact the prices for these products in our markets include:

•	prevailing market prices for fuel oil, coal, natural gas and other fuels used in the generation of electricity, including any associated transportation costs;

•	demand for energy products;

•	the extent of additional supplies of energy products that are available;

•	the extent of transmission capacity or cost of transmission service into, or out of, our markets;

•	changes in the regulatory framework for wholesale power markets;

•	liquidity in the general wholesale electricity market; and

•	weather conditions impacting demand for electricity, and, particularly in the case of our hydroelectric facilities, rainfall.

           In addition, unlike most other commodities, electricity products cannot be easily stored and must be produced concurrently with their use. As a result of these factors, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and are unpredictable, which may impair our financial position and results of operations.

The rules and regulations in the various regional market structures in which we compete are subject to change, which may impact our ability to compete and our profitability.

           The markets in which we operate and intend to operate are subject to significant regulatory oversight and control. In some markets, including the New York area, our operating results are as dependent upon the continuance of the regulatory regime as they are on fluctuations in the market price for electricity. The rules governing these markets are in their infancy and remain subject to change. We cannot assure you that we will be able to adapt our business in a timely manner in response to any changes in the regulatory regimes in which we operate, which could have a material adverse effect on our revenues and costs.

           Differences in the market and regulatory structures in the various regional power markets in which we operate will affect our results of operations and profit margin. An independent system operator administers the New York wholesale power market, and other independent system operators either currently or are predicted to administer most of the other regional wholesale power markets in the United States. For example, in June 2000, the NY-ISO imposed a price cap on bids for energy and related services. In July 2000, the Federal Energy Regulatory Commission, known as FERC, lowered that price cap to match the cap in other eastern wholesale power markets. A number of changes have recently been proposed for the New York wholesale market, which could be in place as early as the summer of 2001. For example, the NY-ISO may implement a measure known as a "circuit breaker" under which day-ahead energy bids will be automatically reviewed and, if necessary, mitigated if economic or physical withholding is determined. The New York Public Service Commission has also announced that it may request that FERC lower the $1,000 bid cap on a regional basis.

           Additionally, we may be required to enter different, newly created market structures if our primary customers or regulatory agencies ask us to do so. For example, Duquesne Light Company has considered joining the PJM-West market, a newly created wholesale market that would cover the western portion of the Mid-Atlantic region as early as December 2001. If Duquesne Light Company, our primary customer in the ECAR Region, joins the PJM-West market, we may well enter the newly created wholesale market as well. We are unable to determine what impact, if any, joining the PJM-West market would have on our business or financial prospects.

           Other independent system operators have suggested various forms of cost-based bidding for energy and related services. Any further market rules or regulations that could place a cap on market based pricing could adversely impact our business and results of operations.

           The independent system operator may also cause us to experience certain problems, such as billing disputes, which may result in delayed or disputed collection of revenues from sales of our products and may increase our earnings volatility.

           Additionally, any changes in the rules and regulations of state public utility commissions or other regulatory bodies in the other markets in which we compete or may compete in the future may adversely affect our operations and financial condition.

The wholesale power industry is rapidly changing and intensely competitive, which may adversely affect our ability to operate profitably.

           The wholesale power industry is characterized by intense competition. A number of our competitors, including domestic and international utilities and other wholesale power generators have more extensive operating experience, larger staffs and/or greater financial resources than we do. In addition, many of the regions in which we operate have implemented or are considering implementing regulatory initiatives designed to increase competition. For example, initiatives encouraging industry deregulation and privatization may cause the disaggregation of vertically integrated utilities into separate generation, transmission and distribution businesses. Moreover, FERC has proposed regulatory changes designed to increase access to transmission grids by utility and non-utility purchasers and sellers of electricity. As a result, a significant number of additional competitors could become active in the generation segment of our industry. This competition may negatively impact our ability to sell energy and related products, which could adversely affect our results of operations and our ability to grow our business.

We are subject to stringent governmental regulation, which may be burdensome or lead to significant costs or liabilities.

           Our operations are subject to complex and stringent federal, state and local energy, environmental and other governmental laws and regulations. The acquisition, development and operation of our facilities require numerous permits, approvals and certifications. Further, particularly in relation to our hydroelectric facilities, we periodically need to obtain from FERC new licenses for our facilities. We are subject to regulation by FERC as wholesale energy sellers and to heightened regulation in New York State as an electric corporation. We are continually in the process of maintaining regulatory compliance to operate our facilities. If there is a delay in obtaining required regulatory approval or if we fail to comply with applicable regulations, our business and operations could be adversely affected.

           Before any acquisition of a power generation facility may be completed, we must obtain a variety of federal, state and local permits, licenses and approvals, including approval for our financing arrangements in some jurisdictions. The need to obtain these permits, licenses and approvals can have the effect of delaying or increasing the cost of an acquisition. If, for any reason, we are not able to obtain all required permits, licenses and approvals, we may not be able to complete a desirable acquisition.

           The regulatory environment applicable to the power generation and distribution industry has recently undergone substantial changes, both on a federal and state level. We are not able to predict whether there will be any further major changes in this regulatory environment, including potential regulation of the rates allowed to be charged and the capital structure of wholesale generating companies such as ourselves, or what the ultimate effect this changing regulatory environment will have on our business. In addition, existing market rules and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business.

The costs of compliance with existing and future environmental regulations could adversely affect our cash flow and profitability.

           Costs of compliance with environmental regulations, and in particular emission regulations, could have a material impact on our business, particularly if emission limits are tightened. Environmental laws may limit our ability to operate our facilities at maximum capacity or at all. We expect our facilities to be impacted by significant new restrictions on the emissions of sulfur dioxide, nitrogen oxide and other particulates or pollutants, especially our coal-fired facilities. For affected facilities, we plan to make capital expenditures to install new emissions control equipment and may be required to increase the efficiency of existing equipment and/or purchase emissions allowances or cease operating. Environmental laws are subject to change, which may materially increase the amount we must invest to bring our facilities into compliance, or accelerate the time at which these capital expenditures must be made. In addition, recent lawsuits by the Environmental Protection Agency and various states highlight the environmental risks faced by generating facilities in general and coal-fired generating facilities in particular. The current trend towards more stringent environmental regulations could materially affect our cash flow and profitability.

Risks Relating to our Business and Operations

We may be unable to execute our strategy of acquiring or developing additional power generating facilities, which would adversely affect our ability to grow profitably.

           Our growth depends on our ability to acquire or develop additional facilities. We have been pursuing this strategy for a very limited period of time. Moreover, our growth strategy could place a significant strain on our personnel, management systems and resources.

           The successful achievement of our growth strategy will depend on, among other things, (1) the continuation of the current regulatory environment encouraging or requiring the divestiture of generating facilities, a trend which has slowed recently due to the California energy crisis, and (2) our ability to identify and complete appropriate acquisition and development opportunities in a competitive environment on acceptable terms. In recent years, the wholesale power industry has been characterized by increased competition for asset purchases and development opportunities. Many facilities are currently being sold through a competitive process, which puts significant emphasis on the price received by the seller.

           We incur substantial expenses investigating and evaluating potential acquisition and development opportunities before we can determine whether they are feasible or economically attractive, including participating in many competitive bidding processes for power generation facilities without any assurance that our bids will be accepted. If we are unable to complete the acquisition or development of a facility on a timely basis, we would generally not be able to recover our investment in the project. If we fail to acquire additional facilities or we acquire additional facilities at prices that are too high or under unfavorable terms or conditions, we would impair the achievement of our business strategy and could negatively affect our ability to generate sufficient cash flow to meet our obligations under the notes and any other current and future obligations.

The development and operation of our facilities involve risks that may lead to poor financial performance and impact our ability to make payments on the notes.

          The construction, expansion, refurbishment, maintenance and operation of power generation facilities involve risks relating to the breakdown or failure of equipment or processes, fuel interruption and performance below expected levels of output or efficiency. A significant portion of our facilities were constructed many years ago and may require significant capital expenditures to maintain peak efficiency. In addition, weather related interference, work stoppages and other unforeseen problems may disrupt the development and operations of our facilities and adversely affect our results of operations.

           In particular, the success of our facilities depends on the following:

•	our ability to integrate, operate, manage and properly maintain our assets on an efficient, cost-effective basis;

•	our ability to attract and retain qualified employees with construction and development expertise;

•	negotiation of satisfactory engineering, construction, fuel supply and energy sales contracts;

•	the receipt of all required regulatory and environmental approvals, licenses and permits; and

•	the availability of financing on satisfactory terms.

           While we maintain spare parts in inventory for many critical pieces of equipment and maintain insurance for property damage between $300 million and $610 million per occurrence to protect against operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties. As a result, we may not be able to operate our facilities at a level necessary to comply with our supply agreements, which could result in significant losses to us or could limit our ability to produce cash flows sufficient to enable us to meet our obligations, including under the notes.

We will likely need significant additional financing in order to pursue our strategy, which may include additional equity issuances or borrowings. If we have difficulty obtaining future financing, our ability to execute our strategy may be impaired.

           In order to execute our business strategy, we will need to incur additional indebtedness at a corporate and/or subsidiary level and/or issue additional equity. We may not be successful in our attempts to raise additional capital on favorable terms, if at all.

           We anticipate approximately $1.5 billion in capital expenditures for repowering projects at our existing plants during the next five years. This amount includes approximately $300 million for compliance with environmental regulations and other regulatory requirements. The regulations are subject to change, which may increase the aggregate amount we must spend on capital projects or accelerate the timing of capital expenditures. This will also increase our need for additional financing.

           As of result of the Columbia Electric acquisition, we anticipate making approximately $600 million in additional capital expenditures over the next three years to complete the construction and development of the facilities that we acquired.

           It is possible that future indebtedness may include terms that are more restrictive or burdensome than those in our current bank credit facilities. This may negatively impact our ability to operate our business, or severely restrict or prohibit distributions to us, or otherwise materially affect our ability to meet our obligations, including under the notes. Our ability to arrange debt financing and the costs of such capital depends upon numerous factors, including:

•	credit availability and maintenance of acceptable credit ratings;

•	investor confidence in us and our market;

•	the success of current projects; and

•	the perceived quality of new projects.

Because we have a limited period of operations, you have limited information upon which you can evaluate our business.

           We completed our first acquisition in November 1998 and completed our largest acquisition in April 2000. We have very limited experience operating our facilities. Our historical financial statements, therefore, may not be helpful in predicting our future performance.

           Prior to our ownership, these facilities operated as integrated parts of, or sold all of their electric output to, regulated utilities. The utilities, in turn, sold the electric output of these facilities to consumers at prices based on rates set by regulatory authorities. We cannot assure you that we will be successful in operating any of these facilities or any other facilities acquired in the future in a competitive environment where wholesale and retail electricity prices will be determined by market forces.

           As has been the case in our acquisitions to date, it is likely that, when we acquire facilities from utilities, we will not have access to the type of historical financial information that we will report regarding the prior operation of the facilities. As a result, it may be difficult for investors in our securities to evaluate the probable impact of major acquisitions on our financial performance until we have operated the acquired facilities for a substantial period of time.

The concentration of our suppliers and reliance on a single customer at our facilities exposes us to financial risks if any supplier or customer should fail to perform its obligations.

           We periodically rely on a single supplier for the provision of fuel, water and other services required for operation of a facility. At times we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that provide support for any project debt used to finance the facility. The financial performance of any facility depends upon the continued performance by customers and suppliers of their contractual obligations and, in particular, on the credit quality of our customers and suppliers.

           The NY-ISO is the principal customer for our assets located in New York City, which in turn, sells our products to load serving entities. The following table sets forth the approximate percentage of our revenues attributed to each of our major wholesale customers for the year ended December 31, 2000:

                      Year Ended December 31, 2000
                      ----------------------------
                 Customer                                %
                 --------                                --
                 NY-ISO.....................           43%
                 Duquesne Light Company.....           30%
                 Niagara Mohawk.............           10%

           Failure by any one of these customers to meet its obligations under these agreements could cause us to enter the wholesale markets or seek to enter into new contracts for some products in these regions earlier than we currently anticipate, which may materially adversely affect our results of operations.

We may not be able to successfully implement our risk management practices, which could adversely affect our results of operations.

           We have been managing risks associated with our hedging of market price volatility in the wholesale power markets for only a limited amount of time. In addition, we do not attempt to hedge all of our future risks. There can be no assurance that our hedging activities will effectively manage this price volatility, and we may not be able to successfully manage the risks associated with wholesale power markets, including the risk that counterparties may not perform. Any failure in this regard could lead to significant losses.

We have entered into transition agreements in connection with the acquisition of our facilities, which could adversely affect our results of operations.

           In connection with the acquisition of our facilities, we entered into three contracts to sell some or all of our products to the seller of the assets for a period of time following completion of the respective acquisitions. As a result of these agreements, we currently sell a substantial amount of our products from our hydroelectric assets to Niagara Mohawk Power Corporation and from our assets located in Ohio and Pennsylvania to Duquesne Light Company, and, as a result, we do not benefit fully from any increases in the wholesale price of energy, capacity and ancillary services until these contracts expire. In 2000, approximately 49% of our revenue resulted from sales under these agreements. We may also be exposed to other financial risks, including rising fuel or other costs, under the contracts. As substantially all of the obligations under the Niagara Mohawk Power Corporation contract are expected to expire in the third quarter of 2001. If we do not negotiate an extension of this contract, we could become subject to the risks of fluctuating demand and prices for energy, capacity and ancillary services in the markets served by these facilities. We may seek to enter into further supply contracts with respect to the output of our facilities following termination of these contracts, but we may not be successful in doing so. In the case of future acquisitions, we also cannot assure you that, if we seek to secure any commitments to purchase any or all of our output for any specified period of time, we will be able to do so.

We have agreed to provide all of the energy required by Duquesne Light Company to satisfy its provider of last resort obligation, which could result in significant losses to us and adversely affect our ability to make payments on the notes.

           Duquesne Light Company is obligated to supply electricity at predetermined tariff rates to all retail customers in its existing service territory who do not select another electricity supplier. We are committed to provide 100% of the energy that Duquesne Light Company needs to meet this requirement until December 31, 2004, under an agreement that we refer to as the provider of last resort contract. We reached agreement with Duquesne Light Company to extend the period during which we will supply energy to meet these requirements until December 31, 2004. If our obligation under this contract exceeds our own energy production levels, we would be forced to buy additional energy from the market at prevailing market prices and, in certain cases where we failed to deliver the required amount, we could incur penalties during periods of peak demand of up to $1,000 per megawatt hour or $100 per megawatt hour under the Provider of Last Resort Contract extension. If this situation were to occur even for a brief period of time during periods of peak energy prices, we could suffer substantial losses that could materially adversely affect our results of operations for an entire fiscal year. For example, if one of our larger facilities were shut down completely during a period of peak demand, with market prices at $1,000 per megawatt hour, the cost of procuring replacement power could exceed $14 million per day. We incurred substantial costs in order to hedge a portion of this risk for the past summer and may do so again in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Market Risks" and "Business--Orion Power MidWest, L.P.--Provider of Last Resort Contract."

Changes in the market prices and availability of fuel supplies to generate electricity may increase our cost of producing power, which could adversely impact our profitability and financial performance.

           The market prices and availability of natural gas, coal and oil fluctuate. Any price increase, delivery disruption or reduction in the availability of these commodities could affect our ability to operate our facilities and impair our cash flow and profitability. The provider of last resort contract with Duquesne Light Company may require us to operate the assets located in Ohio and Pennsylvania even if a dramatic increase in the price of coal makes it economically unattractive to do so. We may be subject to further exposure if any of our future acquisitions are concentrated in natural gas, coal or oil-fired facilities. We may not be successful in our efforts to mitigate our exposure to supply and price swings.

           Delivery of the natural gas to each of our natural gas-fired facilities typically depends on a single gas distributor, usually the natural gas utility for that location. As a result, we are subject to the risk that a natural gas distributor suffers disruptions or curtailments in its ability to deliver the natural gas to us or that the amounts of natural gas we are permitted to request are curtailed. Any disruptions and/or curtailments could materially adversely affect our ability to operate natural gas-fired generating facilities.

We may incur substantial costs if our supply of water is impaired.

           Hydroelectric plants require continuous water flow for their operation. Accordingly, we are subject to the risk that a drought or other water flow impairment may limit our ability to produce and market electricity from these facilities. We have agreed with Niagara Mohawk to provide electricity totaling at least 2.2 million megawatt hours each year (within quarterly targets) until September 30, 2001. If we fail to provide the minimum amount we are required to during any quarter, we will have to pay Niagara Mohawk its replacement costs. In the third and fourth quarters of 1999, we failed to meet the minimum threshold due to an extended drought in New York State. This resulted in additional costs of $1.2 million for the year.

We may be liable for significant environmental costs relating to our acquisitions.

           Some of the acquisition agreements that we have entered into have required that we assume specified pre-closing liabilities, primarily related to environmental and employee matters. We have recorded a liability of approximately $9.2 million, on an undiscounted basis, for estimated costs of environmental remediation in connection with our acquisition of the hydroelectric assets and the assets located in New York City, and a liability of approximately $4.8 million, on an undiscounted basis, in connection with our acquisition of the assets located in Ohio and Pennsylvania. We recorded the liabilities based on valuations performed by independent environmental liability assessment experts. In conjunction with these valuations, we have developed remediation plans for the known liabilities. There can be no assurance that the actual costs of compliance and remediation will not be significantly higher than our recorded liability. We are likely to be required to assume these types of liabilities, as well as others, in connection with future acquisitions. As a result, we may be liable for significant environmental remediation costs and other liabilities arising from the operation of our facilities by prior owners, which could materially adversely affect our cash flow and operations.

We rely on transmission lines that we do not own or control, which may hinder our ability to deliver our products.

           We depend on transmission and distribution facilities owned and operated by utilities and other power companies to deliver the electric power products and services we generate to our customers, who in turn deliver these products to the ultimate consumers of the power. If transmission is disrupted, our ability to sell and deliver our products may be hindered, which could materially affect our cash flow and profitability.

Our operating results may fluctuate on a seasonal and quarterly basis.

           Electric power generation frequently is a seasonal business. Consequently, our overall operating results in the future may fluctuate substantially on a seasonal basis, and the pattern of this fluctuation may change depending on the nature and location of any facilities we acquire and the terms of any contract to sell electricity that we may enter into. Our second and third quarter results of operations will be substantially dependent on weather conditions, and may make period comparisons less relevant.

If a change in control occurs, it may negatively affect or allow termination of several of our important agreements.

           If a change of control occurs, several of our important agreements may be negatively affected or terminated, including the employment contracts of our key officers and directors. A change of control constitutes an event of default under each of our credit facilities, except the Liberty Electric credit facility, which would permit the lenders under those credit facilities to exercise remedies, including accelerating the outstanding indebtedness and prohibiting any future distributions by our subsidiaries to us. In addition, following a change of control, each holder of our senior notes may require us to purchase all or a portion of that holder's notes at 101 % of the principal amount, plus accrued and unpaid interest. There can be no assurance that we will have the financial resources necessary to repay our indebtedness or repurchase the notes upon a change in control.

We are controlled by a limited number of stockholders, and there may be conflicts of interest between these stockholders and the holders of the notes or conflicts between these stockholders and our public stockholders.

           GS Capital Partners II, L.P. and affiliated investment partnerships collectively own approximately 37% of our outstanding common stock. In addition, Constellation Enterprises, Inc., several affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. own approximately 33% of our outstanding common stock. As a result of their stock ownership, each of our significant stockholders, individually or in conjunction with one or more other stockholders, may be deemed to be able to exercise control over at least some of our activities, including election of directors, approval of significant corporate transactions, our dividend policy and access to capital.

           Each of our significant stockholders, together with its affiliates, has other business activities and interests in addition to its ownership position in us. It is possible that the stockholders may exercise their control in ways that serve their individual interests but do not serve the best interests of the noteholders. It is also possible that conflicts or disagreements among the stockholders regarding the proper course for us may make it difficult for us to take action important to the achievement of our goals.

           GS Capital Partners II, L.P. is controlled by an affiliate of one of the initial purchasers of the notes, Goldman, Sachs & Co. Goldman Sachs is a global investment banking and securities firm that engages in many activities that could give rise to conflicts with our interests. For example:

•	Goldman Sachs serves as a financial advisor to electric and gas utility companies, power generation and energy trading companies and as such assists these companies in raising capital or developing business and financial strategies that may involve competition with us or give these companies an advantage in competing with us.

•	Goldman Sachs or its affiliates may compete directly with us and Goldman Sachs has no agreement with us that would prevent it from doing so. Goldman Sachs and its affiliates, including GS Capital Partners II, L.P., regard the investment in us as a financial investment.

•	Goldman Sachs and its affiliates may, from time to time, own significant investments in companies that compete with us, and directors, officers or employees of Goldman Sachs or its affiliates may serve as directors or advisors to these competitors.

•	An affiliate of Goldman Sachs currently serves as advisor to Constellation Power Source, an affiliate of Constellation Enterprises, for power marketing and related risk management services and receives a portion of the profits of that activity as compensation. Goldman Sachs has been providing these advisory services exclusively to Constellation Power Source. On October 22, 2000, Goldman Sachs entered into an agreement with Constellation Enterprises that provides that upon closing, Goldman Sachs will acquire up to a 17.5% interest together with warrants in Constellation Enterprises' merchant energy businesses in return for Goldman Sachs' investment of $250 million and contribution of certain assets that are related to the power marketing and trading business. In addition, the existing advisory service arrangements will terminate. Constellation Enterprises' merchant energy businesses, which include Constellation Power Source, engage in power generation, power marketing and trading activities. Constellation Enterprises' merchant energy businesses has offered or will offer employment to the current Goldman Sachs employees presently engaged in providing advisory services to Constellation Power Source. In addition, two Goldman Sachs employees are directors of the parent company of the Constellation Enterprises merchant energy business, which is expected to become a separate publicly traded company. Goldman Sachs' investment represents an exclusive North American power business arrangement, with certain exclusions that include our business as well as Goldman Sachs' other merchant banking activities.

           Constellation Enterprises and affiliates currently own approximately 19% of our outstanding shares. Constellation Energy Group, Inc. develops, owns and operates generation, transmission and other distribution assets, and markets and trades power products and related fuels throughout North America. Given the national scope of Constellation Energy Group's energy business, they will continue to compete with us, and there are no restrictions on their ability to do so.

The substantial ownership interest in us by certain of our stockholders could hinder our ability to obtain governmental approval for future acquisitions or enter additional markets.

           Because Constellation Enterprises and private investment partnerships affiliated with Goldman Sachs have, and will continue to have, a substantial ownership of our shares following this offering, antitrust regulations and government agencies responsible for assuring competition in the markets in which we participate, or may wish to participate in the future, may attribute ownership of Constellation Enterprises' or Goldman Sachs' assets to us for purposes of considering competitive effects of possible acquisitions or other transactions. For example, when we acquire generating assets in the United States, we may need to obtain approval from FERC, depending upon whether other facilities, such as generator leads, step-up transformers or filed tariffs, are transferred with the generating assets. FERC evaluates approvals for acquisitions such as these by analyzing, among other things, the transaction's effect on competition. If we were to seek to acquire assets in a market in which our stockholders had business activities or other ownership interests and our acquisition required FERC approval, FERC could attribute our stockholders' interests to us when evaluating the effect on competition thus attributing to us a larger share of the market. Some of our future acquisitions also may require approval from state regulators, and some states, like FERC, will consider the competitive effects of a transaction as part of the approval process. Finally, our transactions are typically subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Department of Justice and/or the Federal Trade Commission may attribute the ownership of our stockholders' assets to us in preparing their competitive analysis of our transactions. This could limit or delay our ability to make acquisitions in markets in which Constellation Enterprises or Goldman Sachs has or obtains a significant market presence.

           In addition to affecting our ability to acquire assets in some markets, our stockholders' business activities and other ownership interests could impair our ability to sell electricity at market based rates. FERC authorization is required to sell electricity and electricity- related products at market based rates in wholesale markets. FERC allows generators, like us, to sell electricity at market based rates if the seller and its affiliates do not have, or have adequately mitigated, market power in generation and transmission and cannot erect other barriers to entry. In order for an affiliate of a transmission-owning public utility to demonstrate the absence or mitigation of market power, the public utility must have on file with FERC an open access transmission tariff for the provision of comparable services. FERC also considers whether there is evidence of affiliate abuse and/or reciprocal dealing. To the extent that Constellation Enterprises or Goldman Sachs owns or obtains generation or transmission assets, or controls a key input to generation, such as fuel, such that it is able to erect barriers to entry in a particular geographic market, our ability to transact business in that market at market based rates could be limited.

Risks Relating to the Notes and the Offering

We have substantial indebtedness, which restricts our activities and could affect our ability to meet our obligations.

           We incur substantial indebtedness to finance our acquisitions. As of December 31, 2000, we had total indebtedness of approximately $2.4 billion, with approximately $75 million available for future borrowings under our revolving credit facility and $40 million available for future borrowings under our subsidiaries' various working capital facilities.

           Our substantial indebtedness has important consequences to you. For example, it:

•	makes it more difficult for us to satisfy our obligations under the notes;

•	requires us to dedicate a substantial portion of our operating subsidiaries' cash flow to payments on our indebtedness, which reduces the amount of cash flow available to fund working capital, capital expenditures, future acquisitions and other corporate requirements;

•	increases our vulnerability to general adverse economic and industry conditions due to our reduced liquidity and increased need to generate sufficient cash flow to meet our payment obligations;

•	limits our ability to borrow additional funds, which may hinder our ability to execute our growth strategy or to respond to adverse changes in governmental regulation;

•	places us at a disadvantage to our less leveraged competitors who may be more able to capitalize on business opportunities and to react to competitive pressures; and

•	subjects us to financial and other restrictive covenants, which, if not complied with, could result in an event of default and acceleration of our debt.

           Our ability to meet our payment obligations under our debt, including the notes, or to fund capital expenditures depends on our performance. Our performance is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control. We cannot provide you with any assurance that our cash flow from operations will enable us to meet all of our payment obligations under our debt, including the notes, or to fund our other liquidity needs.

Because we are a holding company, you will be effectively junior to creditors of our subsidiaries.

           We have no operations of our own and derive substantially all of our revenue from the operations of our subsidiaries. Our subsidiaries are not guarantors of the notes. In the event of a bankruptcy of any of our subsidiaries, the holders of indebtedness and trade creditors of our subsidiaries would generally be entitled to payment of their claims from the assets of the affected subsidiaries before those assets were made available for distribution to us. The indenture permits the incurrence of additional indebtedness by us and our subsidiaries and unlimited investments by us in our restricted subsidiaries. It will not require any of our subsidiaries to guarantee the notes. We expect that substantially all of our future trade payables will be at the subsidiary level. As a result, the claims of holders of the notes will effectively rank junior to the claims of all of our other creditors, including trade creditors, other than the lenders under our revolving credit facility.

           If any indebtedness of our subsidiaries were to be accelerated, we cannot assure you that the assets of the subsidiaries would be sufficient to repay our indebtedness in full, including the notes.

We will need to refinance the indebtedness under our bank credit facilities when this indebtedness becomes due.

The following table summarizes our outstanding bank credit facilities and maturity dates as of December 31, 2000:

Source                                         Amount Outstanding     Final Maturity Date
------                                         ------------------     -------------------
Orion Power New York, L.P. Credit Facility....    $650 million           December 2002
Orion Power MidWest, L.P. Credit Facility.....  $1,170 million           October 2002
Revolving Credit Facility.....................           --              December 2002
Liberty Electric Credit Facility..............    $148 million            April 2026

          The amounts outstanding above include letters of credit that have been posted on our behalf under the credit facilities. We will need to refinance these bank credit facilities when they become due, which may require regulatory approvals. We cannot assure you that we will be able to refinance these bank credit facilities on commercially reasonable terms, or at all, which could have a material adverse affect on our financial condition. The credit facilities of Orion Power New York, L.P. and Orion Power MidWest, L.P. are secured by substantially all of the assets of our subsidiaries. If we are unable to refinance these credit facilities, we may be forced to default on our debt obligations, including the notes.

We may not be able to service our corporate-level indebtedness because of our holding company structure, which could cause us to default on our debt.

          Our subsidiaries conduct substantially all of our operations. We depend upon cash dividends and distributions or other transfers from our subsidiaries to service our corporate-level debt and maintain our cash flow. The debt agreements of each of our subsidiaries provide that the maximum amount of dividends or distributions from the subsidiary to us may not exceed $100 million over the life of the facility for the subsidiary holding our assets located in New York and $175 million over the life of the facility for the subsidiary holding our assets located in Ohio and Pennsylvania. Our subsidiaries are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness. In addition, under our revolving credit facility, we are required to reduce all borrowings, other than letters of credit, under the facility to zero each year for a period of at least 15 consecutive days.

          Our bank credit agreements contain customary events of default as well as matters which are beyond our control. If any event of default occurs, the banks under the credit agreements would be entitled to prevent distributions to us, accelerate the repayment of the entire outstanding balance or implement other remedies. This would prohibit our operating subsidiaries from distributing any future cash flow to us, which would materially impair our ability to make payments on the notes.

The notes have no prior public market, and we cannot assure you that any public market will develop or be sustained after the offering.

          The outstanding notes were issued to, and we believe these securities are currently owned by, a relatively small number of beneficial owners. The outstanding notes have not been registered under the Securities Act and will remain subject to restrictions on transferability if they are not exchanged for the registered notes. Although the registered notes may be resold or otherwise transferred by the holders (who are not our affiliates) without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. There can be no assurance that such a market will develop. In addition, the registered notes will not be listed on any national securities exchange. The registered notes may trade at a discount from the initial offering price of the outstanding notes, depending upon prevailing interest rates, the market for similar securities, our operating results and other factors. We have been advised by the initial purchasers that they currently intend to make a market in the registered notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to do so, and any such market-making activities may be discontinued at any time without notice. In addition, such market-making activity may be limited during the exchange offer and the pendency of a shelf registration. Therefore, there can be no assurance that an active market for any of the registered notes will develop, either prior to or after our performance of our obligations under the registration rights agreement. If an active public market does not develop, the market price and liquidity of the registered notes may be adversely affected.

          If a public trading market develops for the registered notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, our financial condition, and the market for similar securities. Depending on these and other factors, the registered notes may trade at a discount.

          Notwithstanding the registration of the registered notes in the exchange offer, holders who are "affiliates" (as defined under Rule 405 of the Securities Act) of us may publicly offer for sale or resale the registered notes only in compliance with the provisions of Rule 144 under the Securities Act.

          Each broker-dealer that receives registered notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

          Because we are an affiliate of Goldman, Sachs & Co., one of the initial purchasers of the notes, following consummation of this exchange offer, Goldman, Sachs & Co. will be required to deliver a current "market-maker" prospectus and otherwise comply with the registration requirements of the Securities Act in connection with any secondary market sale of the notes, which may affect its ability to continue market-making activities. Following completion of the exchange offer, we have agreed to make a "market-maker" prospectus available to Goldman, Sachs & Co. to permit it to engage in market-making transactions. However, the registration rights agreement also provides that at any time after consummation of the exchange offer we may allow the market-maker prospectus to cease to be effective and usable if: (1) our board of directors determines in good faith that such action is in our best interests, or (2) the prospectus contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As a result, the liquidity of the secondary market for the notes may be materially adversely affected by the unavailability of a current "market-maker" prospectus following the exchange offer.

You may have difficulty selling the notes which you do not exchange.

          If you do not exchange your outstanding notes for the notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your notes. Those transfer restrictions are described in the indenture and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act of 1933.

          In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the outstanding notes under the Securities Act.

          If a large number of outstanding notes are exchanged for notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged notes. In addition, if you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to have those notes registered under the Securities Act.

          See "The Exchange Offer-Consequences of Failure to Exchange Your Outstanding Notes" for a discussion of the possible consequences of failing to exchange your notes.

Forward-looking statements regarding transactions may not be correct which could adversely affect our results of operations.

          Some of the statements under "Prospectus Summary," "Risk Factors," "Management’s Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology.

          Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors. These factors include:

•	political, legal and economic conditions and developments in the United States;

•	state, federal and other legislative and regulatory initiatives affecting the electric utility industry, including rate regulation, deregulation and restructuring initiatives;

•	changes in the environmental and other laws and regulations to which we are subject, or the application thereof;

•	the extent and timing of the entry of additional competition in our markets;

•	the performance of projects undertaken;

•	our ability to execute our strategy of acquiring or developing additional power generating facilites;

•	our ability to obtain the significant future financing our growth strategy will likely require, whether through equity issuances or borrowings;

•	fluctuations in the prices for electric products and services;

•	financial market conditions, changes in commodity prices and interest rates, and weather and other natural phenomena; and

•	other factors including the risks outlined under "risk factors".

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements.

USE OF PROCEEDS

          We will not receive any proceeds in connection with the exchange offer. In consideration for issuing the exchange notes in exchange for the outstanding notes as described in this prospectus, we will receive, retire and cancel the outstanding notes. The net proceeds from the sale of the outstanding notes, after deducting discounts, commissions and offering expenses, were approximately $390 million. We used substantially all of the net proceeds to purchase our assets located in Pennsylvania and Ohio.

CAPITALIZATION

          The following table sets forth our capitalization as of December 31, 2000. You should read the information in this table together with our consolidated financial statements and the related notes and with "Selected Consolidated Financial and Operating Data," and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                As of December 31, 2000
                                                                ------------------------
                                                                 (dollars in thousands)
Long-term debt obligations, including current portion:
   Orion Power New York, L.P. Credit Facility (a)..............     $    650,000
   Orion Power MidWest, L.P. Credit Facility (b)...............        1,170,137
   Revolving Credit Facility (c)...............................            --
   12% senior notes due 2010...................................          400,000
   Liberty Electric Credit Facility(d).........................          147,500
   Other notes payable.........................................              261
                                                                    -------------
     Total long-term debt, including current portion...........        2,367,898
                                                                    -------------

Stockholders' equity:
Common stock, $.01 par value, 200,000,000 shares authorized,
   93,095,926 shares issued and outstanding....................              931
Additional paid-in capital.....................................        1,230,467
Deferred compensation (e)......................................           (3,359)
Notes receivable...............................................           (5,916)
Retained earnings..............................................           32,659
                                                                    -------------
     Total stockholders' equity................................        1,254,782
                                                                    -------------
     Total capitalization......................................     $  3,622,680
                                                                    ============

_____________

(a)	This credit facility provides for a $700 million acquisition facility and a $30 million working capital facility, of which $10 million is used to post a letter of credit for an indirect wholly owned subsidiary.

(b)	This credit facility provides for a $1.11 billion acquisition facility and a $90 million working capital facility, of which $10 million is used to post a letter of credit for a wholly owned subsidiary.

(c)	This credit facility provides for up to $75 million in working capital loans or letters of credit.

(d)	This credit facility provides for a $334 million construction facility, including a $5 million working capital facility, of which $5 million is available to post letters of credit.

(e)	As part of our employees’ stock option agreements, certain employees received options to acquire shares of our common stock at the time of each acquisition. Certain employees received these options at exercise prices that were determined when they commenced employment, which was less than the fair value of the common stock at the date of issuance of the options. We recognized deferred compensation for any difference between exercise price and fair value.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

          The following tables present our selected consolidated financial data. The information set forth below should be read together with the information under "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those statements included in this prospectus. Our financial data for the period March 10, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, and as of December 31, 1998, 1999 and 2000, are derived from our audited consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants. The historical results presented are not necessarily indicative of future results. We have supplied selected capacity and other data set forth below under the caption "Operating Data."

                                                           March 10, 1998
                                                           (Inception) to             Year Ended December 31,
                                                          December 31, 1998            1999                 2000
                                                         ---------------------      -------------        -----------
                                                                          (dollars in thousands)
Statement of Income Data:
Revenue..........................................           $    314                  $ 134,074            $ 957,569
                                                               -----                  ---------            ---------
Operating expenses:
   Fuel .........................................                 --                     20,463            437,763
   Operations and maintenance....................                 24                     22,732             97,607
   General and administrative ...................              2,620                     16,755             37,082
   Taxes other than income tax ..................                 --                     20,785             60,751

   Depreciation and amortization ................                 94                     18,938            103,196
   Charge for buyout of operations and
     maintenance contracts with related party ...                 --                        --              19,000
                                                              -------                   -------            -------
Total operating expenses ........................              2,738                     99,673            755,399
                                                              -------                   -------            -------
Operating (loss) income .........................             (2,424)                    34,401            202,170
Interest expense, net ...........................                124                     23,943            153,389
                                                              -------                   -------            -------
(Loss) income before provision for income tax ...             (2,548)                    10,458             48,781
Income tax (benefit) expense ....................             (1,006)                     4,796             20,242
                                                              -------                   -------            -------
   Net (loss) income ............................           $ (1,542)                   $ 5,662            $28,539
                                                            =========                   =======            =======
(Loss) Earnings per Average Common Share:
   Basic.........................................           $ (12.94)                    $ 0.39             $ 0.46
                                                            =========                   =======            =======
   Diluted.......................................           $ (12.94)                    $ 0.38             $ 0.44
                                                            =========                   =======            =======
Statement of Cash Flows Data:
Cash flows from operating activities.............           $ (2,335)                  $ 10,456          $ (2,756)
Cash flows from investing activities.............            (16,407)                (1,047,167)       (2,113,133)
Cash flows from financing activities.............             20,345                  1,113,657          2,173,174

Operating Data:
Consolidated EBITDA(a)...........................           $ (2,330)                  $ 53,339         $ 305,366
                                                            =========                   =======        ===========
Megawatt hours produced during period............              7,283                  2,793,689        14,801,420
Net capacity owned at end of period (megawatts)..                102                      2,613             5,396

Other Financial Data:
Ratio of earnings to fixed charges (b)...........                 --                      1.41               1.29
Coverage deficiency of earnings to fixed charges.             $2,548                        --                 --
                                                              =======                     =====              =====

                                                                            As of December 31,
                                                               --------------------------------------------------
                                                                1998                   1999               2000
                                                               ---------             --------            ---------
                                                                         (dollars in thousands)

Balance Sheet Data:
Working capital (c)..............................            $ 3,108                  $ 154,245          $473,696
Total assets.....................................             20,450                  1,252,007         3,870,190
Total debt, including current portion............              2,593                    787,680         2,367,898
Total stockholders' equity.......................             17,068                    395,416         1,254,782

___________

(a)	Consolidated EBITDA represents earnings before interest, tax, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles (GAAP) in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(b)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the portion of rental expense we believe represents interest.

(c)	Includes cash held in restricted accounts pursuant to our credit facilities of $56.9 million as of December 31, 1999 and $283.4 million as of December 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

           You should read the following discussion in conjunction with "Risk Factors," "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

           We were incorporated in Delaware in March 1998 for the purpose of acquiring, developing, owning, and operating non-nuclear electric power generating facilities throughout North America. Commencing in November 1998, in five separate acquisitions, we directly or through our wholly-owned subsidiaries acquired our facilities with a total electric generating capacity of 5,396 megawatts in operation, and over an additional 5,000 megawatts in construction and various stages of development.

           Similar to other wholesale power generators, we typically sell three types of products: energy, capacity, and ancillary services.

           Energy. Energy refers to the actual electricity generated by our facilities and sold to intermediaries for ultimate transmission and distribution to consumers of electricity. Energy is the only product that is subsequently distributed to consumers by power retailers.

           Capacity. Capacity refers to the physical capability of a facility to produce energy. In some regional power markets, like the market managed by the NY-ISO, a market for capacity exists distinct from the market for the energy produced by that capacity. In other power markets, like the ECAR region in the Midwest, there is no market for capacity as a separate product, and the value of the underlying capacity is included in the price of the energy produced.

           In the New York market administered by the NY-ISO, wholesale power generators sell capacity into a regional market to assure power retailers in that region that they will have access to energy adequate to meet their retail demand. The sale of capacity in New York represents a commitment by a wholesale generator to make the energy it produces available to the relevant day-ahead market, but does not commit the wholesale generator to sell that energy to any particular power retailer or at any particular price. Power retailers are not committed to acquire energy from the wholesale generators from whom they purchase capacity. A wholesale generator will recognize additional revenue when it sells its energy, either into the market administered by the independent system operator or to any other third-party purchaser. Utilities and other power retailers build the cost of acquiring capacity into the retail price for electricity.

           In markets like New York City, where there are constraints on the ability to transmit power from outside the city into the city and reliability of the power supply system is a high priority, capacity -- not the energy itself -- may represent the principal product and significant source of revenue for local wholesale generators.

           Ancillary Services. Ancillary services generally are support products used to ensure the safe and reliable operation of the electric power supply system. Examples of ancillary services include:

•	automatic generation control, which is used to balance energy supply with energy demand, referred to in our industry as "load," on a real-time basis;

•	operating reserves, which are used on an hourly or daily basis to generate additional energy if demand increases or if major generating resources go off-line or if transmission facilities become unavailable;

•	reactive supply and voltage support, which maintain voltages on the transmission and distribution system within acceptable limits; and

•	black start capability, which is used to restart generating facilities without reliance on external energy sources.

           Markets. We typically sell our products to electric power retailers, which are the entities that supply power to consumers. Power retailers include regulated utilities, municipalities, energy supply companies, cooperatives, and retail "load" aggregators.

           We may sell energy and ancillary services in advance under bilateral supply contracts with specific buyers. Alternatively, we may sell them into regionally operated day-ahead and real-time markets. Capacity may be sold in monthly, semi-annual, or annual blocks in a competitive bid market or in advance under bilateral contracts.

Results of Operations

           Generally. The principal factor affecting recent changes in our results has been the timing of the acquisitions of our facilities. We acquired the existing facilities on the following dates:

•	Carr Street Generating Station -- November 19, 1998;

•	Hydroelectric assets -- July 30, 1999;

•	Assets located in New York City -- August 20, 1999; and

•	Assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown -- April 28, 2000.

Set forth below are key operating metrics which we believe indicate the general performance of our operations:

                                                      March 10, 1998
                                                      (inception) to       Year Ended         Year Ended
                                                       December 31,       December 31,       December 31,
                                                          1998                1999               2000
                                                      ---------------     ------------       -------------
                                                                   (dollars in thousands)
Consolidated EBITDA..................................  $ (2,330)          $   53,339         $   305,366
                                                       =========          ==========         ===========
Megawatt hours produced during period................     7,283            2,793,689          14,801,420
Net capacity owned at end of period (Megawatts)......       102                2,613               5,396

Year ended December 31, 2000 Compared to the Year ended December 31, 1999

          Revenue. Our revenue was $957.6 million for the year ended December 31, 2000, as compared to revenue of $134.1 million for the year ended December 31, 1999. The increase was primarily due to a full year of operations in 2000 of our hydroelectric assets and our assets located in New York City, and the acquisition in April 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The revenue from each facility was determined at least in part in accordance with the various interim capacity and energy agreements then in place, including the provider of last resort contract with Duquesne Light Company. The provider of last resort contract has been revised and the term extended through December 2004. Our capacity sale agreement for our assets located in New York City with Consolidated Edison expired in April 2000, at which time we began selling our capacity into the market.

          Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes (principally property taxes), general and administrative expenses and depreciation and amortization expense.

          We had fuel expenses of $437.8 million for the year ended December 31, 2000, compared with $20.5 million for the year ended December 31, 1999. The increase in 2000 was the result of our acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, the full year of operation of our assets located in New York City and higher per unit costs for natural gas and oil in 2000. From the date of acquisition through November 18, 1999, the assets located in New York City were being operated under a tolling agreement where the party buying the power supplied the fuel. This contract terminated when the NY-ISO began operations. Fuel expense for 2000 also includes $57 million for the purchase of power from May 2000 through October 2000 to supplement our generating capacity to meet our obligations under the provider of last resort contract.

          Our operations and maintenance expenses were $97.6 million for the year ended December 31, 2000, as compared to $22.7 million for the year ended December 31, 1999. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City for a full year in 2000 along with the acquisition in the more recent period of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The year ended December 31, 1999 reflects the Carr Street facility for the period with partial periods for our hydroelectric assets and our assets located in New York City.

          Taxes other than income taxes amounted to $60.8 million for the year ended December 31, 2000, compared to $20.8 million for the year ended December 31, 1999. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City Assets for a full year in 2000 along with the acquisition in the more recent period of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The year ended December 31, 1999 reflects the Carr Street facility for the full year and a partial year for our hydroelectric assets and our assets located in New York City.

          Our general and administrative expenses were $37.1 million for the year ended December 31, 2000, as compared to $16.8 million for the year ended December 31, 1999. The increase was the result of expanded corporate infrastructure to support our growth along with the creation of a regional office for Orion Power MidWest, L.P.

          Depreciation and amortization expense was $103.2 million for the year ended December 31, 2000, as compared to $18.9 million for the year ended December 31, 1999. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City for a full year in 2000 along with the acquisition in the more recent period of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. We also added the provider of last resort contract value as an intangible asset in 2000. The year ended December 31, 1999, reflects the Carr Street facility for the period with partial periods for our hydroelectric assets and our assets located in New York City.

          Our charge for buyout of operations and maintenance contracts was the result of the acquisition of the subsidiaries of Constellation Operating Services in April 2000. We incurred a one-time loss of $19.0 million, principally a non-cash item. There was no such loss for the year ended December 31, 1999.

          Operating Income. As a result of these factors, our operating income was $202.2 million for the year ended December 31, 2000, as compared to operating income of $34.4 million for the year ended December 31, 1999.

          Interest Expense. Our interest expense was $168.7 million for the year ended December 31, 2000, as compared to $25.8 million for the year ended December 31, 1999. The increase in interest expense was due to our new bank credit agreement for the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, the $400 million senior notes issued in April and May 2000, and the revolving credit facility entered into in July 2000. Additionally, in 2000, we had a full year of interest expense under our bank credit facility related to the acquisition of our hydroelectric assets and our assets located in New York City during 1999. Interest expense also includes amortization of deferred financing costs from the establishment of Orion Power MidWest, L.P.'s credit facility, the senior notes and the revolving credit facility, all occurring in 2000.

          Interest Income. Our interest income was $15.3 million for the year ended December 31, 2000 as compared to $1.8 million for the year ended December 31, 1999. The increase was due to the increase of cash on hand from operations resulting from a full year of operations in 2000 of our hydroelectric assets and our assets located in New York City, the acquisition during 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, and the additional cash raised as part of our initial public offering in November 2000.

Year Ended December 31, 1999 Compared to the Period March 10, 1998 (inception) through December 31, 1998

          Revenue. Our revenue was $134.1 million for the year ended December 31, 1999, as compared to revenue of $0.3 million for the period from March 10, 1998 (inception) through December 31, 1998. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City in the more recent period, which were acquired after December 31, 1998 and the longer period of operation of the Carr Street facility in 1999. The revenue from each facility was determined in accordance with the various interim capacity and energy agreements then in place. Our transition energy sale agreement with Consolidated Edison expired on November 18, 1999, allowing us to realize market prices for energy sales after that date. Capacity sales generated from our assets located in New York City were $71.3 million for the year ended December 31, 1999.

          Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes, general and administrative expenses and depreciation and amortization expense.

          We had fuel expenses of $20.5 million for the year ended December 31, 1999, compared with $0 for the period from March 10, 1998 (inception) through December 31, 1998. Both the Carr Street facility and, until November 18, 1999, our assets located in New York City were operated under tolling agreements, which provided that the party buying the power would supply all necessary fuel. In the third quarter of 1999, we failed to meet the minimum threshold under our energy contract with Niagara Mohawk due to a drought. This resulted in additional net costs to meet our obligations of $1.7 million for the year.

          Our operations and maintenance expenses were $22.7 million for the year ended December 31, 1999, as compared to $24,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was a result of the operation of our hydroelectric assets, our assets located in New York City, and the Carr Street facility in the more recent period.

          Taxes other than income taxes amounted to $20.8 million for the year ended December 31, 1999, compared to $0 for the period from March 10, 1998 (inception) through December 31, 1998. This was due to our ownership of the Carr Street facility during all of 1999, as well as our hydroelectric assets and our assets located in New York City for a portion of the period.

          Our general and administrative expenses were $16.8 million for the year ended December 31, 1999, as compared to $2.6 million for the period from March 10, 1998 (inception) through December 31, 1998. The increase was the result of expanded corporate infrastructure to support our growth and approximately $6.7 million of transition costs related to the acquisition of our hydroelectric assets and our assets located in New York City.

          Depreciation and amortization expense was $18.9 million for the year ended December 31, 1999, as compared to $94,000 for the period from March 10, 1998 (inception) through December 31, 1998. Depreciation and amortization increased due to the acquisition of our hydroelectric assets, our assets located in New York City, and the ownership of the Carr Street facility during all of 1999.

          Operating Income. As a result of these factors, our operating income was $34.4 million for the year ended December 31, 1999, as compared to an operating loss of $2.4 million for the period from March 10, 1998 (inception) through December 31, 1998.

          Interest Expense. Our interest expense was $25.8 million for the year ended December 31, 1999, as compared to $137,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was due to the additional borrowings we incurred to acquire our hydroelectric assets and our assets located in New York City.

          Interest Income. Our interest income was $1.8 million for the year ended December 31, 1999, as compared to $13,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was due to the cash balances required to be held under the bank credit facility of Orion Power New York, L.P.

Liquidity and Capital Resources

          During the year ended December 31, 2000, we obtained cash from operations and from borrowings under the credit facilities of our subsidiaries and the senior notes, as well as through our initial public offering of common stock. This cash was used to fund operations, service debt obligations, fund the acquisitions of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown and all the capital stock of Columbia Electric Corporation, and meet other cash and liquidity requirements.

          Operating activities for the year ended December 31, 2000 used $2.8 million of cash. This resulted from a $295.2 million increase in operating assets, including restricted cash and notes receivable balances, and an $8.0 million net increase in deferred tax assets. This was offset by a $137.2 million increase in operating liabilities, $114.5 million of depreciation and amortization, $28.5 million of net income, a $18.9 million non-cash charge on buyout for operations and maintenance contracts and $1.3 million of deferred compensation.

          Investing activities for the year ended December 31, 2000 used approximately $2.1 billion of cash, primarily for the acquisitions of Columbia Electric Corporation and our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, with the remaining $137.9 million being used for facilities upgrades and improvements.

          Financing activities for the year ended December 31, 2000 provided approximately $2.2 billion of cash, consisting of $1.6 billion of borrowings under the credit facilities of our subsidiaries and the senior notes, of which $109 million was repaid in the period, and $756.8 million of net proceeds from the issuance of common stock. This was offset by $55 million used to fund restricted cash balances as required by the credit facility of Orion Power MidWest, L.P., $31.8 million paid for financing costs under this credit facility and the senior notes and $17.1 million of advisory fees paid to our stockholders in connection with the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown in accordance with our stockholders’ agreement then in effect.

          As of December 31, 2000, cash and cash equivalents were $135.8 million and working capital was $473.7 million. Of this working capital, we had restricted cash of $283.4 million that can only be used pursuant to our credit facilities in certain circumstances to fund the business activities of the subsidiaries that hold our hydroelectric assets, our assets located in New York City, our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown and the assets in development that we acquired in connection with our purchase of Columbia Electric Corporation in December 2000.

          To supplement generating capacity and to reduce the risk that Orion Power MidWest, L.P. would not meet its forecasted obligation under the provider of last resort contract, Orion Power MidWest entered into contracts to purchase 698,400 net megawatt hours for the period of May through October 2000. The cost to purchase this energy was approximately $57 million and was paid upon delivery of the energy. Orion Power MidWest resold any excess energy that was not required to meet the provider of last resort obligation into the market and realized the prevailing price at that time. The purchase of the supplemental generating capacity resulted in a net loss after sale of such power of $29.6 million for the year ended December 31, 2000.

          The credit facility of Orion Power New York, L.P. is a credit agreement between Orion Power New York and a group of lending institutions. Under the credit facility agreement, Orion Power New York incurred $700 million of indebtedness to finance the acquisition of our hydroelectric assets and our assets located in New York City, of which $650 million was outstanding at December 31, 2000. Amounts outstanding under the facility bear a floating rate of interest. In addition, Orion Power New York has a $30 million working capital revolving credit facility as part of the facility, of which $0 was outstanding as of December 31, 2000, and $10 million was used to provide a letter of credit in favor of Consolidated Edison of New York. During 2000, Orion Power New York used funds from operations to pay down the original outstanding balance on the working capital revolving credit facility to $0 as of December 31, 2000. This credit facility is available only to Orion Power New York and not for Orion Power Holdings’ operations. It provides, among other things, that the cumulative amount of dividends and distributions that Orion Power New York may pay us cannot exceed $100 million over the life of the facility. As of December 31, 2000, no dividends or distributions had been paid. On February 21, 2001, Orion Power New York made a distribution of approximately $34,190,000 to us. The credit facility has a maturity date of December 2002.

          The credit facility of Orion Power MidWest, L.P. is a credit agreement between Orion Power MidWest and a group of lending institutions. Under the credit facility, Orion Power MidWest incurred $1.11 billion of indebtedness to finance the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, all of which was outstanding at December 31, 2000. Amounts outstanding under the credit facility bear a floating rate of interest.In addition, Orion Power MidWest has a $90 million working capital facility, of which $60.1 million was outstanding as of December 31, 2000, and $10 million was used to provide a letter of credit in favor of Duquesne Light Company. This credit facility is available only to Orion Power MidWest and not for Orion Power Holdings’ operations. It provides, among other things, that the cumulative amount of dividends and distributions that Orion Power MidWest may pay us cannot exceed $175 million over the life of the facility. As of December 31, 2000, no dividends or distributions had been paid. The credit facility has a maturity date of October 2002.

          In April and May 2000, we sold $400 million aggregate principal amount of 12% senior notes due May 1, 2010.

          On July 27, 2000, we entered into a revolving credit facility, which provides for up to $75 million of borrowings for general corporate purposes and issuances of letters of credit. This facility matures in December 2002. There were $46 million of letters of credit outstanding as of December 31, 2000.

          The Liberty Electric Power, LLC credit facility was assumed by us in connection with our acquisition of Columbia Electric Corporation in December of 2000. The credit facility provides for up to $334 million of borrowings under multiple tranches. With the exception of $41 million, the credit facility is recourse only to the assets and cash flows of Liberty Electric and is non-recourse to Orion Power. As of December 31, 2000, $148 million was outstanding under the facility. The credit facility is available only to Liberty Electric and not for Orion Power Holdings’ operations. The credit facility has a final maturity date of April 15, 2026.

          We believe we are currently in compliance with all of the covenants under our credit facilities and senior notes.

          We will require cash to meet the debt service obligations under our notes and credit facilities. Debt service obligations will fluctuate depending on variations in the interest rate and the balance on the working capital portion of the facilities. The following table summarizes the outstanding indebtedness as of December 31, 2000:

Source                                                    Amount          Interest Rate
------                                                    ------          -------------
                                                            (dollars in millions)
Orion Power New York Credit Facility.................      $650              8.10%
Orion Power MidWest Credit Facility..................     1,170              8.49
12% Senior Notes due 2010............................       400             12.00
Orion Power Holdings Revolving Credit Facility.......        --               N/A
Liberty Electric Credit Facility.....................       148              8.49
                                                         -----------     ------------
        Total.......................................     $2,368              8.98%(a)
                                                         ===========     ============

__________________

           (a) Weighted average interest rate.

          We will need to refinance our indebtedness under the Orion Power New York credit facility, which becomes due in December 2002, and the Orion Power MidWest credit facility, which becomes due in October 2002. We are currently exploring financing alternatives to replace this debt. Entering into a new credit facility and issuing an additional series of notes are among the alternatives we are considering.

          We review potential acquisition and development opportunities on an on-going basis. In the near future, we may seek to acquire and/or develop additional facilities, which, depending on the size and structure of these acquisitions or development projects, may require significant cash resources. We currently have not made any commitments or entered into any binding agreements with respect to any such transaction. We may incur substantial additional indebtedness to finance future acquisitions and development opportunities. This indebtedness may be incurred by us or by one or more of our subsidiaries. Any increase in the level of indebtedness will increase the amount of interest paid. We may also raise additional equity to assist in the financing of these acquisitions and/or development projects.

          In addition, we plan to improve the operational efficiency of our generating facilities and, in some cases, to expand our facilities on-site. This on-site expansion may come either through the construction of additional generating plants at existing sites, referred to in the industry as "brownfield" development, or through the repowering of existing plants. Our ability to expand the capacity of our facilities is subject to numerous factors, including restrictions imposed by environmental regulations. We anticipate maintenance capital expenditures of between $30 and $40 million annually for the next several years in connection with our assets. We also may incur significant additional expenditures for capital improvements following 2001.

          Additionally, we expect that capital expenditures on environmental projects will total approximately $300 million over the next seven years, the majority of which is expected to be expended between 2002 and 2006. We believe that a substantial portion of this will be funded out of operating cash flow. This amount may change, however, and the timing of any necessary capital expenditures could be accelerated in the event of a change in environmental regulations or any enforcement proceeding being commenced against us.

          In order to execute our business strategy and finance our anticipated capital expenditures, we may need to incur additional debt and/or issue additional equity. If we incur additional debt, we will refinance our existing indebtedness and/or incur new debt in compliance with the restrictions of our existing indebtedness or with the consent of our existing lenders. Any increase in our level of indebtedness will increase the amount of interest we must pay. We may also raise additional equity from the public markets to assist in the financing of these acquisitions and/or development projects.

          We are restricted in our ability to incur additional indebtedness and make acquisitions and capital expenditures by the terms and conditions of our senior notes, our revolving credit facility and the credit facilities of our subsidiaries. We may incur additional indebtedness under:

•	the senior notes if the ratio of consolidated cash flow to fixed charges is at least 2.0 times, taking into account the additional indebtedness;

•	the revolving credit facility if we are in compliance with the financial covenants in the credit facility, taking into account the additional indebtedness;

•	the Orion Power New York, L.P. credit facility with the consent of two-thirds of our lenders;

•	the Orion Power MidWest, L.P. credit facility as long as the debt has a maturity date of 36 months or longer and the provisions of the indebtedness are no more limiting or restrictive than the senior notes;

          Our ability to meet the payment obligations under our indebtedness or to fund capital expenditures will depend on our future performance, which is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control. We believe that our current financial resources, in combination with additional cash generated from operations, will most likely be adequate to meet the cash needs for at least the next 12 months, excluding cash that may be needed for acquisitions or new development projects. In the event of an acquisition or new development project, we are likely to need additional capital resources and may need to borrow additional funds or sell additional equity.

Seasonality

          Our operations vary depending upon the season and regional weather conditions, although the impact of seasonality can vary depending upon the geographic location of our facilities. In many areas, the demand for electric power peaks during the hot summer months, with energy and capacity prices correspondingly being the highest at that time. We can earn a substantial amount of our net income from a few days during the peak demand for electric power on the hottest days of summer. In some areas, demand also increases during the coldest winter months. Additionally, hydroelectric plants show seasonality depending upon the availability of water flows, which generally will be high during rainy months or as a result of snowmelt in the late winter and spring. Prices will generally fluctuate with demand, being highest at times of greatest demand. This fluctuation is currently somewhat mitigated by the existence of the hydro-transition power sales agreement and the provider of last resort contract, both of which have constant prices for the entire year. Our overall future operating results may reflect different seasonal aspects, depending upon the location and characteristics of any additional facilities we acquire.

Financial Market Risks

          We attempt to hedge some aspects of our operations against the effects of fluctuations in inflation, interest rates, and commodity prices. Because of the complexity and potential cost of hedging strategies and the diverse nature of our operations, our results, although hedged, will likely be somewhat materially affected by fluctuations in these variables and these fluctuations may result in material improvement or deterioration of operating results. Results would generally improve with lower interest rates and fuel costs, and with higher prices for energy, capacity, and ancillary services, except where we are subject to fixed price agreements such as the provider of last resort contract. We incurred significant costs in connection with our hedging activities related to the provider of last resort contract for the summer 2000. Under the provider of last resort contract, these risks should be substantially less in subsequent years, and we do not anticipate similar hedging costs related to that contract after 2000. Our operating results are also sensitive to the difference between inflation and interest rates, and would generally improve when increases in inflation are higher than increases in interest rates. We do not use derivative financial instruments for speculative or trading purposes.

          As of December 31, 2000, we were party to four interest rate swap agreements designed to fix the variable rate of interest on $350 million of the credit facility of Orion Power New York, L.P. The weighted average fixed rate of interest for the related swap agreements are approximately 7.0%. In addition, we were party to four interest rate swap agreements designed to fix the variable rate of interest on $600 million for the credit facility of Orion Power MidWest, L.P. The weighted average fixed rate of interest for the related swap agreement is approximately 7.42%. As of December 31, 2000, if we sustained a 100 basis point change in interest rates for all variable rate debt, the change would have affected net pretax income by $9.4 million.

          As of December 31, 2000, we had entered into 39 forward sale agreements to sell power for a fixed price. These are financial transactions, and we hedge these forward energy sales with fixed price fuel purchases to lock in a net margin. We sold forward a total of 830,400 total megawatt hours for 2000 which locked in a net margin of $43.2 million. If we had not entered into these forward contracts, we would have earned a net margin of $25.3 million.

Recent Accounting Pronouncements

          We will adopt Statement of Financial Accounting Standards (SFAS) NO. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, on January 1, 2001. This standard requires us to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or will be recognized in other comprehensive income until the hedged items are recognized in earnings. We estimate that the transition adjustment to implement this new standard will be a negative adjustment of approximately $64,926,000 to other comprehensive income, a component of stockholders' equity. The transition adjustment relates to hedges of interest rate and commodity price risk exposure. The other comprehensive income will be reclassified into earnings in the same periods during which the hedged forecasted transaction affects earnings. We also have commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. These derivatives are exempt from the requirements of SFAS 133 under the normal purchases and sales exception, and thus will not be reflected on the balance sheet at fair value.

          On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective December 31, 2000. Adpotion of SAB No. 101 will not have a material impact on our current revenue recognition policies.

          In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

BUSINESS

General

          We are a fast growing independent electric power generating company formed in March 1998 to acquire, develop, own and operate power-generating facilities in the newly deregulated wholesale markets throughout the United States and Canada. Since our inception, we have invested nearly $4 billion in 80 power plants currently in operation with a total capacity of 5,400 megawatts with over an additional 5,000 megawatts in construction and various stages of development.

Industry Overview

Deregulation and Opportunity

          The United States electric power industry, including companies generating, transmitting, distributing and retailing power, is undergoing significant change driven in large part by the shift towards deregulation. This industry historically has been characterized by vertically integrated electric utility monopolies with the ability to sell electricity to a captive customer base. Deregulation, however, has created the opportunity for consumer choice and a substantial increase in competition. This competition has been implemented to varying degrees on the wholesale level in the sale of electricity by generators, marketers and others to utilities and other electric distributors, as well as on the retail level in the sale of electricity to consumers.

          The passage of the Energy Policy Act in 1992 significantly expanded the opportunities available to exempt wholesale power generators like us. Under this law, the Federal Energy Regulatory Commission, or FERC, has required owners and operators of electric transmission facilities to give wholesale generators and other wholesale market participants access to transmission lines on a non-discriminatory basis. This right enables us, as well as other wholesale generators, to sell the energy that we produce into competitive markets for wholesale energy. The Energy Policy Act also created a new class of generators — exempt wholesale power generators — that are not subject to portions of the regulatory structure otherwise generally applicable to electric utilities and their holding companies. FERC adopted, and the U.S. Court of Appeals upheld, Order Nos. 888 and 889, providing for nondiscriminatory open-access electric transmission services by public utilities, separate from wholesale sales of electricity. This development has opened wholesale power sales to additional competition. Certain aspects of Order No. 888 are being reviewed by the Supreme Court of the United States and any reversal of that order could make it more difficult or expensive to gain access to certain markets. In December 1999, FERC issued Order No. 2000 encouraging transmission owners to participate in Regional Transmission Organizations, or RTOs. FERC’s goal in encouraging participation in these organizations is to enhance wholesale competition by addressing inefficiencies existing in the current administration of the transmission grid. The proposed RTOs throughout the country are at various stages of development. As of early 2001, new regulatory initiatives to increase competition in the domestic power generation industry had been adopted or were being considered at the federal level and by many states.

          Certain states have adopted deregulation initiatives for the electric power industry. As of March 2001, 25 states, including where we own or are constructing generation facilities, such as Maryland, New York, Ohio, Pennsylvania and West Virginia, have enacted some form of legislation or issued comprehensive regulatory orders to restructure their electric power industries in order to promote competition in the wholesale and/or retail sale of electric power. Similar restructuring is being considered or studied in virtually every other state.

          While we do not own any generating assets in California, recent developments in the California electric industry may have a significant impact on the pace and direction of deregulation in other states. California implemented deregulation in a manner that, combined with numerous other factors, resulted in high price spikes and the failure of the California Power Exchange spot market. As a result, two of the major investor-owned utilities are at risk of insolvency. In recent months, the Department of Energy has required generators to supply power to California utilities, although it has ended that requirement. In light of these developments, the federal government and many states are reevaluating existing deregulation initiatives and may be slowing consideration of pending initiatives.

          Consumer demand for reliable power throughout the United States has been increasing. The growing population in urban and developing areas of the country requires additional power, as evidenced by electricity shortages, brownouts and blackouts in portions of the country and very high peak prices for electricity in the wholesale electric market. Additionally, many old power plants will need to be replaced by environmentally cleaner, cheaper and more efficient sources of power.

          As a result of anticipated utility divestitures of generating facilities associated with deregulation initiatives and the need to replace inefficient generating facilities, we believe there exists a significant opportunity for investment in the power generation industry. We are one of many companies actively pursuing the opportunities created by this evolving industry. In our case, we are doing so by seeking to acquire and develop a portfolio of generating facilities in order to operate as a competitive electric generating and wholesale supply company in a deregulated marketplace.

Market Fundamentals

          Generally, electric generating facilities can be categorized into three categories (baseload, intermediate and peaking) based on their operating characteristics in the production of energy for the region they serve. The various tiers of baseload, intermediate and peaking facilities serving a particular area or region are often referred to as the "generation stack" for that area or region. Our current facilities are weighted towards baseload and intermediate units, though our assets include several peaking units near the top of the generation dispatch stack in the New York City, Ohio and Pennsylvania markets. The operating assets located in Ohio and Pennsylvania are predominately baseload facilities.

          The United States and Canada are divided for administrative and reliability purposes into a number of areas, generally referred to as "power pools" or "reliability regions." In some areas, management of the generation and distribution of energy is being taken over by new organizations known as independent system operators, or ISOs, and regional transmission organizations, or RTOs. Certain ISOs and RTOs will supervise a market-based system for generation and/or transmission of electric power. FERC oversees the operations of these organizations in the United States.

          In many areas, especially in large cities, the demand for electricity is greater than the capacity of electric transmission lines to supply electricity from outside regions. This creates a need for a power plant to be located within the area, known as a load pocket. Load pockets that cover large regions may themselves contain smaller load pockets. The existence of a load pocket may require selected generating units inside the load pocket to produce electricity, even though less costly sources of electricity may exist outside of the load pocket. The construction of additional electric transmission facilities can reduce or eliminate load pockets by increasing transmission capacity. Additionally, the construction of generating units within a load pocket may increase competition and may reduce market prices. Our assets currently serve load pockets in Cleveland, New York City and Pittsburgh.

          We look to acquire or develop generating facilities that are located in load pockets because we believe these facilities will have a more stable revenue stream, which reduces the seasonality of our business. The elimination of a load pocket in which we own a generating facility through either the construction of additional transmission or generating capacity could negatively impact our business. In addition, restrictive rules governing market prices within a load pocket could negatively impact our business.

Business Strategy

          Our strategy is to acquire and develop a portfolio of premier non-nuclear generating facilities in deregulating markets in the United States and Canada that provide electricity and related products for the regions in which they are located, while seeking to maximize value for our stockholders. We believe that by operating a carefully assembled portfolio of generating assets in a cost-efficient manner and marketing our output to our customers with a limited amount of commodity price risk, we will be able to compete effectively in the newly deregulated market for wholesale electric power. We approach our business with financial discipline, applying a rigorous and multi-faceted approach to valuing investment opportunities. We also place a high priority on integrating acquired and newly developed assets and related employees into our operations.

          Based on the opportunities for investment in our industry, we believe we will be able to grow our business rapidly and become one of the ten largest power generators in the U.S. while maintaining strict financial control. We attempt to have a significant market share in each region in which we choose to compete, and believe we will become a prominent power generator in each of those regions. Our strategy to build and operate this business includes the following key elements:

          Attract and Retain Talented, Entrepreneurial Employees. We believe that the quality of our employees will be the most critical factor in our success. We hire high quality employees from a variety of different backgrounds, including in the wholesale and unregulated power industry, utility operations, financial services and commodity trading, and offer them superior tools and training, which we couple with substantial authority and responsibility. We are committed to a flat, non-hierarchical organization that offers our employees internal growth opportunities. To achieve our growth targets, our employees must be motivated to work together and focused on expanding our business. Meaningful amounts of their expected compensation are tied to increasing stockholder value, including incentive cash compensation and stock option plans. A substantial number of our employees participate in our stock option program, and our executive officers and employees own, either directly or indirectly through stock options, over 5% of the company on a fully diluted basis.

          Assemble and Maintain a Competitive Portfolio of U.S. and Canadian Generating Facilities. We employ a rigorous, multifaceted approach to our investment opportunities. We believe that access to the complementary skill sets of our key management members provides us with a significant competitive advantage in successfully completing acquisition opportunities. As we grow our asset base to meet the market opportunity, we will continue to focus on the following:

•	High Quality Facilities. In determining which generating facilities or development projects to pursue, we focus on those properties or portfolios that have a proven and successful operating history, have been well-maintained, and have a long remaining anticipated useful life.

•	Critical Locations. We target power generating facilities that are critical to the functioning of the electric grid for the region that they serve, such as our facilities serving capacity constrained areas in New York City, Pittsburgh and certain parts of Ohio. These types of generating facilities typically are located in or near large metropolitan areas or in very rural areas.

•	Low Cost Producers. We are interested in facilities that have relatively low marginal costs of producing energy and related products and services. These facilities are more likely to produce energy for economic reasons, whether they operate in a bid-based market or a cost-based dispatch pool, and, consequently, provide some protection against fluctuating wholesale prices of energy. Low marginal production costs can result from a variety of factors, including low cost fuel, efficiency in converting fuel into energy, and low per unit operation and maintenance costs. Our hydroelectric assets and our assets located in Ohio and Pennsylvania are examples of this latter type of generating facility.

•	Fuel Diversity. We intend to continue assembling a portfolio of facilities using a variety of fuel types in order to create a natural hedge against some of the risks of fluctuating fuel prices. Our current facilities illustrate this diversity, as they use fuel oil, natural gas, coal and water to generate power. We do not expect to acquire nuclear-powered generating facilities.

•	Geographic Diversity. We intend to continue to target facilities serving a variety of markets throughout North America. We evaluate acquisition opportunities in a number of states. We compete in two different large markets and serve multiple submarkets like New York City, eastern New York, western New York, Pittsburgh and northern Ohio. Additionally, we are currently constructing facilities in Philadelphia and West Virginia. Our goal is to continue to diversify into additional markets in the future.

          Optimize Performance of Facilities. We are committed to optimizing the performance of our facilities to meet the demands of a competitive market. We will do so by improving the operating efficiency of our facilities, which historically have been operated in a regulated environment that often did not encourage cost efficiency. We increase our employees’ authority and responsibility by eliminating layers of management. We believe that this allows us to increase productivity and operating efficiency to maximize profitability. We also have opportunities to improve fuel procurement practices to lower overall fuel costs and increase fuel quality.

          Grow Through Redevelopment of Existing Facilities and Development of New Facilities. We are focused on growing our business through the development and construction of power generating facilities. We believe that there is significant need for additional generating capacity throughout North America to replace aging and inefficient facilities, as well as to satisfy increasing demand. These new facilities may be created through the redevelopment of existing assets or through development at new sites.

          We are capitalizing on the existing infrastructure at our current plants by expanding and modernizing certain generating units. The existing assets at these sites allow us to build additional generating capacity at critical sites and for anticipated capital costs that other developers are unlikely to be able to reproduce. New power generation facilities are currently under construction at two sites and under development at two additional sites. We expect to commence the construction, siting and permitting of new power plants to meet the need to provide efficient, low-cost energy and related products to areas of North America where demand is projected to exceed the current power supply.

          In pursuing this strategy, we intend to use our management and technical knowledge, and expertise in finance, fuel, operations and power marketing, which we believe provide us with a competitive advantage. We believe that we can maximize the return on our investments in these new and existing facilities by utilizing and building upon our current infrastructure and organization. Given the early stages of development of some of these facilities, we may in the future elect not to pursue these activities or we may not otherwise be able to do so.

          Build Strong Relationships with Local Customers. We seek to sell a majority of our power under contracts of varying lengths. Therefore, we strive to build strong relationships with the electric utilities, municipalities, cooperatives and retail aggregators in the regions in which we generate energy, including the companies that sell us our facilities. We believe that these entities will continue to be the primary providers of electricity to retail consumers in a deregulated environment, and that they will need products in addition to energy, such as capacity, operating reserves, voltage support, and automatic generation control, in order to reliably serve their customers’ needs. By providing these services, we believe that we can earn a better return than would be available by primarily selling commodity energy into the spot markets as they develop. In order to facilitate the development of these relationships, we will operate our facilities on a decentralized basis, using local management with expertise in the local power markets.

          As an initial step in building these relationships, we have entered into transition contracts to sell energy and other products to Niagara Mohawk Power Corporation and Duquesne Light Company, from whom we purchased assets. As substantially all of the obligations under these contracts are expected to expire in the third quarter of 2001 for Niagara Mohawk Power Corporation and early 2002 for Duquesne Light Company, we have sought to continue these relationships beyond the expiration date of these contracts and enter into new relationships with other entities that provide retail electric service. In particular, we have extended the period during which we will supply energy to Duquesne Light Company until December 31, 2004. See "—Orion Power MidWest, L.P.—Provider of Last Resort Contract." Additionally, we are examining opportunities to extend the energy sales contract with Niagara Mohawk Power Corporation through September 2004.

          Actively manage energy and fuel merchant market risk. We are focused on maximizing the net margin of energy and related products while minimizing risk. Our electric markets and fuels group actively markets output from and manages fuel procurement for the facilities on a monthly, daily and real-time basis. We operate a 24-hour, seven-day-per-week service desk to dispatch facilities, manage output and fuels and respond to operational issues on a real-time basis.

          We do not engage in any speculative trading of electricity or fuel. A key component to our risk management strategy is to sell a majority of our output forward through long-term and short-term contracts and purchase in advance the associated fuel to match the term of those sales. We believe that this approach allows us to successfully manage electric and fuel commodity risk while maximizing our profit margins.

2000 Acquisitions of Facilities

          On April 28, 2000, we purchased seven generating plants located in Ohio and Pennsylvania with a capacity of 2,614 megawatts from Duquesne Light Company. The net purchase price for the assets was approximately $1.8 billion in cash. In connection with this acquisition, we assumed approximately $24.4 million of liabilities relating to employee benefits and environmental remediation and assumed Duquesne Light Company’s responsibility as provider of last resort for a specified period.

          On December 11, 2000, we purchased from Columbia Energy Group (now a subsidiary of NiSource Inc.) all the outstanding stock of Columbia Electric Corporation, a power generation company with natural-gas-fired projects in various stages of construction or development. Columbia Electric had divested its partial ownership interest in facilities already in operation prior to our acquisition. The net purchase price for this acquisition was $209 million in cash. In connection with this acquisition, we assumed a $334 million credit facility, of which approximately $148 million was outstanding as of December 31, 2000. We also assumed from Columbia Energy Group construction contract and tolling agreement guarantees of approximately $6 million and equity investment obligations of approximately $41 million. As part of the Columbia Electric acquisition, we also assumed a tolling agreement for the Liberty Electric Generating Station.

Operations

          We operate our business on a decentralized basis. The majority of day-to-day operating decisions are made by employees either at the facilities or in our regional offices. This allows employees in our headquarters to focus on those activities that benefit from economies of scale, that require inter-regional coordination and that continue to grow our business.

          We own 5,396 megawatts of generating, capacity, with historic generation of energy totaling over 20 million megawatt hours per year. Capacity refers to the net tested, operational capability of a generating facility to produce energy in the summer. The capacity of a particular facility will vary seasonally, typically as a result of differences in ambient air temperature. As a result, capacity is typically measured twice—once for the summer and once for the winter. Our portfolio utilizes four primary fuels: coal, natural gas, oil, and water. Many of our facilities that burn natural gas have the ability to switch between burning either natural gas or oil as the primary fuel type. No one fuel type currently accounts for as much as 50% of our capacity.

Corporate Operations

          Our corporate headquarters are located in Baltimore, Maryland. The corporate office is focused on selected activities, including corporate administration, accounting, financing, power sales, fuel procurement, asset management, risk management and business development. As of December 31, 2000, there were 54 employees located in the corporate office, including all of the executive officers. We conduct our day-to-day operations by subsidiaries which are wholly-owned either by us or by another one of our subsidiaries.

          We centralize some aspects of asset management, risk management, power sales, and fuel procurement. The combined power sales and fuel procurement group, which, as of December 31, 2000, totaled 18 employees, focuses on optimizing the net margin earned on sales of energy, capacity, and ancillary services after taking out the cost of fuel and limiting the amount of risk in our activities. This group concentrates solely on power sales and fuel procurement for our assets and is not authorized by senior management to engage in speculative trading or activities for unaffiliated third parties.

          Our business development team, consisting of six people, focuses on maximizing value and growing our business, both through new acquisitions and new project development. Most of our corporate employees, including all of our executive officers, are directly involved in our business development efforts.

          We instituted a risk management committee to help monitor our business activities. The committee meets at least once per month and has a broad mandate to review all areas of our business, set policies for managing risk positions, and direct management on appropriate actions to reduce our significant risks.

Orion Power New York, L.P.

          Facilities. Our regional operating company, Orion Power New York, L.P., which is headquartered outside Syracuse, New York manages our assets located in New York State. Orion Power New York manages a total of 74 power generation facilities of which 72 are currently operational. Total aggregate capacity of these facilities is approximately 2,607 megawatts. The facilities consist of 70 hydroelectric facilities, of which 68 are active, three facilities located in New York City and the Carr Street Generating Station in East Syracuse. In April 2000, we acquired three subsidiaries of Constellation Operating Services that, pursuant to strategic alliance agreements, operated the assets located in New York. As of December 31, 2000, Orion Power New York employed 372 people as direct employees.

          We have not owned these facilities for a substantial period of time, and therefore, our historical financial and operating results do not provide a longer term perspective on the operation of the assets located in New York.

          Assets Located in New York City. We currently bid the energy produced by the assets located in New York City into the energy and ancillary services markets operated by the New York independent system operator (NY-ISO). Because our assets located in New York City serve a transmission-constrained area, bids for energy produced by these facilities are subject to market power mitigation measures as implemented by the NY-ISO, in addition to the New York City capacity regulations. The market power mitigation measures provide that if the energy bid price for our assets located in New York City exceeds the market price at a specified location reference point outside New York City by 5% or more, our bid price is replaced with an energy reference price that approximates our cost of production. All units that are dispatched will then receive the market clearing price. Due to the fact that our units are located in critical areas in New York City and are often dispatched for uneconomic reasons, we receive the greater of the market clearing price or the cost of production.

          Hydroelectric Assets. We have sold all of the output of the hydroelectric assets, including energy, capacity, and ancillary services, to Niagara Mohawk Power Corporation on a bilateral basis through September 30, 2001. Under this contract, we receive an annual fixed payment, totaling $71.8 million for the period October 1999 through September 2000 and $73.6 million for the period October 2000 through September 2001, and a variable payment of $20 per megawatt hour for all generation above approximately 2.2 million megawatt hours. The actual targets are set on a quarterly basis to reflect the seasonal fluctuations in energy production from our hydroelectric assets, and payments are made monthly. If we fail to meet the minimum generation threshold, we are obligated to pay penalties to Niagara Mohawk. The 2.2 million megawatt hour target is approximately 78% of the average generation for the units over the last ten years. Generation at hydroelectric facilities, however, varies based on precipitation. We are currently working to extend this contract.

          Carr Street. We have entered into a gas tolling agreement with Constellation Power Source covering the Carr Street Generating Station, which continues until 2003. Under this agreement, Constellation Power Source has the exclusive right to all energy, capacity and ancillary services produced by the plant. Constellation Power Source pays for, and is responsible for, all fuel used by the plant during the term of the gas tolling agreement. We are currently paid approximately $3.6 million per annum as a fixed fee and $3.15 per megawatt hour generated, both of which escalate by approximately 2.5% per annum. We have guaranteed certain aspects of the plant’s operating performance and failure to meet these guarantees could result in penalties.

Orion Power MidWest, L.P.

          Facilities. Our regional operating company, Orion Power MidWest, L.P., which is headquartered near Pittsburgh, Pennsylvania, manages our assets located in Ohio, Pennsylvania and West Virginia. The assets consist of seven power generating facilities, six of which are active, located in western Pennsylvania and Ohio, and one generating facility, the Ceredo Electric Generating Station, currently under construction in West Virginia. We acquired the West Virginia facility from Columbia Energy Group in December 2000, and it is scheduled to begin commercial operations as a 500 megawatt peaking facility in June 2001. The remaining seven facilities were acquired from Duquesne Light Company in April 2000, three of which Duquesne had recently acquired in an asset swap with FirstEnergy Corp. The other four (including the retired facility) have historically been owned and operated by Duquesne Light Company. The six operating facilities have a total aggregate capacity of approximately 2,614 megawatts, with five of such facilities using coal as their primary fuel source and one such facility using oil. The majority of the coal units operate as baseload units because of their low production costs per megawatt hour. In addition, in connection with the Duquesne acquisition we entered into the provider of last resort contract with Duquesne Light Company. As of December 31, 2000, we employed 454 people in the direct operation of the eight facilities managed.

          We have not owned these facilities for a substantial period of time, and therefore, our historical financial and operating results do not provide a longer term perspective on the operation of these assets.

          Provider of Last Resort Contract. As part of our acquisition of seven facilities located in Ohio and western Pennsylvania in April 2000, we entered into the provider of last resort contract with Duquesne Light Company. Under the contract, we are obligated for a specific period to provide energy to Duquesne Light Company to meet its obligations to satisfy the demands of any customer in the Duquesne Light Company service area that does not elect to buy energy from a competitive supplier as allowed by the Pennsylvania state deregulatory initiatives or that elects to return to Duquesne Light Company as the designated provider of last resort. Under this contract, we must provide all of the energy necessary to meet the contractual requirements with no minimum and no maximum quantity and Duquesne Light Company must buy all of the energy needed to satisfy its provider of last resort obligation from us.

          The provider of last resort contract is a wholesale contract between us and Duquesne Light Company, and we have no responsibility for selling energy directly to the related retail customers, nor are we obligated to provide capacity or other ancillary services. Therefore, we have no involvement in billing retail customers or collecting amounts owed by retail customers.

          The Duquesne Light Company service area covers approximately 580,000 retail customers. According to information provided by Duquesne Light Company, the peak demand for the Duquesne Light Company control area was approximately 2,673 megawatts, and the total amount of electricity consumed was approximately 14,103,000 megawatt hours in 2000. As of December 31, 2000, approximately 79% of the customers in the Duquesne Light Company control area, as measured by energy consumption, received energy from Duquesne Light Company as the provider of last resort. The peak provider of last resort load was approximately 2,335 megawatts for 2000. The total amount of electricity consumed by provider of last resort customers was approximately 10,811,387 megawatt hours for 2000.

          Under the provider of last resort contract, the prices we receive are a specified portion of Duquesne Light Company’s current retail rates, which have been approved by the Pennsylvania Public Utility Commission. Our average gross selling price was approximately $40 per megawatt hour for 2000. From this amount, Duquesne Light Company deducts the Pennsylvania gross receipts tax of 4.4%, $1 per megawatt hour for ancillary services that Duquesne Light Company procures from another party and transmission line losses. Based on recent historical patterns of usage for each of Duquesne Light Company’s rate classes, we expect our average gross selling price in 2001 will be almost $41 per megawatt hour.

          The provider of last resort contract continues in effect for each rate class until the amount of Duquesne Light Company’s stranded costs allocated to that rate class have been recovered through the surcharge being added to each customer’s monthly bill. For two rate classes, all stranded costs have already been recovered, and therefore the provider of last resort obligation is satisfied for these rate classes. The remaining rate classes are projected to complete stranded cost recovery between 2001 and 2003, with most rate classes expected to have completed stranded cost recovery before the summer of 2002. Accordingly, we expect the majority of the original provider of last resort contract obligations to end during early 2002.

          We have reached agreement with Duquesne Light Company, which was approved by FERC, to extend the provider of last resort contract until December 31, 2004 and to amend the price and certain other terms. The new agreement will become effective for each Duquesne Light Company retail customer class as that class comes off the retail tariff that relates to the existing contract, which, based on historic patterns, should occur in early 2002. The extension differs from the existing tariff and contract in certain respects, including:

•	The penalty for failure to deliver energy will be reduced from $1,000 to $100 per megawatt hour under most circumstances where Duquesne Light Company is required to reduce power provided to consumers;

•	We will be paid rates that are approximately nine percent higher per megawatt hour, although the actual increase depends on actual demand in each rate class;

•	We will be responsible for only a pro rata share of transmission line losses in the Duquesne Light Company control area, together with the other electric generation suppliers operating in the area, instead of being responsible for all transmission line losses as the existing contract provides; and

•	A customer switching rule has been added, retroactive to January 1, 2000, that will reduce our risks associated with unintended abuses related to customers’ right to switch service providers.

          Given the expected demand for energy from provider of last resort customers and the historic energy generation from our assets located in Ohio and Pennsylvania and our peaking power plant under construction in West Virginia, we generally expect to produce more energy than needed to meet our provider of last resort obligations. We will attempt to sell this excess energy into the market and will receive the prevailing market price at the time. The provider of last resort demand, however, will fluctuate on a continuous, real-time basis, and will likely peak during summer and winter, on weekdays, and during some hours of the day. This could cause the provider of last resort demand to be greater than the amount of energy we are able to generate at any given moment. As a result, we may need to purchase energy from the market to cover our contractual obligations. This is likely to occur at times of higher market prices, although the price we receive will be determined as described above and will not fluctuate with the market. This situation could also arise or worsen if we have operational problems at one or more of our generating facilities that reduce their ability to produce energy. Failure to provide sufficient energy could give rise to penalties under the contracts. A severe under-delivery of energy that forces Duquesne Light Company to deny some customers energy could give rise to penalties of $1,000 per megawatt hour under the initial provider of last resort contract or $100 per megawatt hour under the extension. This risk should diminish as the number of rate classes eligible for provider of last resort service is reduced. Constellation Power Source currently manages our position in the merchant energy market under an agreement that expires on March 31, 2001. Upon expiration of this contract, we will deal directly with all counterparties in the market.

Orion Power Development Company, Inc.

          Orion Power Development Company, Inc., which is based in Baltimore, Maryland manages our assets under construction and development. Our development company’s primary objective will be to grow our portfolio of generating assets in a timely manner by developing efficient generating facilities that can provide wholesale customers with reliable, low-cost electricity and related products and services. Our development team has extensive experience in business development, power plant siting, system design, equipment procurement, construction management, economic analysis and risk management. Our development team seeks to identify attractive market opportunities and transmission constrained areas and then pursues a structured approach tailored to the needs of the specific markets. Our development team works closely with all members of the Orion Power team to execute our overall growth strategy. As of December 31, 2000, Orion Power Development Company, Inc. had no direct employees. Consequently, some of the employees of Orion Power Holdings, Inc. managed the daily business of and the development projects owned by Orion Power Development Company, Inc.

          With the exception of the Ceredo Electric Generating Station in Ceredo, West Virginia, the facilities which we purchased from Columbia Energy Group in December 2000 will be owned and managed through Orion Power Development Company, Inc.

Construction and Development

          A primary facet of our strategy is to continue to grow by developing additional capacity at our facilities by repowering or adding units at existing facilities and by building new facilities throughout the U.S. and Canada.

          For example, in 2000, we restored a unit at the Astoria Generating Station in New York City that was shut down by the prior owner in 1993. We have been granted the right to operate this unit for up to three years in order to increase capacity in New York City and enhance electric reliability. The restored unit is capable of producing approximately 175 megawatts of energy.

           We currently have three projects that are under construction:

•	Ceredo Electric Generating Station, located in Wayne County, West Virginia, near the border of Kentucky and Ohio, is a 500 megawatt, natural gas fired facility, which will consist of six General Electric model 7EA combustion turbines arranged in a simple-cycle, peaking configuration. Ceredo Electric Generating Station will assist in meeting the demand for electric power during times of peak usage in the operating region known as the East Central Area Reliablity Council, more commonly referred to as ECAR. The output of this facility will likely be made available for the ECAR energy merchant market and, if needed, for output under our provider of last resort contract with Duquesne Light Company. This facility is scheduled for completion by June 2001.

•	Liberty Electric Generating Station, located south of Philadelphia, Pennsylvania, is a 568 megawatt, natural gas fired facility under construction, which will consist of two General Electric model 7FA class combustion turbine-generators supplying steam to a single Toshiba steam turbine-generator. We expect that this facility will operate as a baseload facility. The output of this facility is contracted under a tolling agreement for a term of approximately 14 years. Under this agreement, the counterparty will have the exclusive right to receive all energy, capacity and ancillary services produced by the plant. The counterparty will pay for, and be responsible for, all fuel used by the plant under the tolling agreement. Liberty will be operated by Conectiv Operating Services Company under an operations and maintenance agreement with a seven year term. This facility is scheduled for completion in April 2002.

•	Brunot Island Generating Station, located near downtown Pittsburgh, Pennsylvania, is currently a 234 megawatt peaking facility. We have begun the conversion of many of the existing simple cycle, oil fired units on site back to their original combined cycle operation and the upgrade of the on-site natural gas pipeline to allow for natural gas to become the primary fuel. We will also upgrade environmental control equipment to reduce our emissions. Our objective is to increase capacity at Brunot Island by 140 megawatts and significantly reduce production costs. This project is scheduled for final completion by the summer of 2002.

We are currently pursuing a number of development opportunities:

•	We are in the design and permitting phase of modifying two of the three large units at the Astoria Generating Station. As currently envisioned, we intend to install new natural gas fired combustion turbines to repower the units and to retire the third unit, resulting in an increase in total capacity of approximately 585 megawatts. In addition to increasing Astoria’s total capacity to approximately 1,850 megawatts, this project would significantly lower air emissions from the plant’s current levels and lower our cost of producing energy, making the Astoria plant even more competitive in the New York City and New York State energy markets. We believe that the permit, design and development process in New York could take up to two more years to complete before we can begin construction. We currently believe that the first phase of this project represents approximately 385 megawatts of additional capacity. We expect it to be in service by the summer of 2004, with the balance in service in 2005.

•	Kelson Ridge Generating Station, to be located in Waldorf, Maryland serving both Washington, DC and Baltimore, will be a 1,650 megawatt gas fired facility under advanced development, which we expect will be constructed in three phases. We expect the initial phase, anticipated to be completed in 2004, to be 550 megawatts. The facility will be composed of three 550 megawatt blocks, each consisting of two combustion turbine units, two heat steam recovery generation units and a steam generator. The output will likely be committed under a contract and/or made available for the Pennsylvania-New Jersey-Maryland (PJM) wholesale merchant energy market.

•	Henderson Generating Station, to be located in Henderson County, Kentucky, will be designed as a 500 megawatt gas fired, simple cycle peaking plant. We expect to construct this facility in two phases of 250 megawatts. Henderson is expected to meet the demand for electric power during times of peak usage in the ECAR region.

•	We have plans over the long-term to develop additional power plants at both the Avon Lake location and the Niles location. Preliminary plans project from 550 to 1,100 megawatts of additional capacity at Avon Lake depending on forecast market conditions and up to 550 megawatts of additional capacity at Niles, which may include the shutdown of some existing older, coal-fired capacity. We are currently evaluating the costs and benefits of using coal and natural gas as the primary fuel for these projects.

          Given the early stage of all of the aforementioned projects, we may elect not to pursue these activities or we may otherwise not be able to do so.

          In September 2000, we entered into a letter of intent for the delivery over the next four years of 10 combustion turbine generators from Siemens Westinghouse Power Corporation as part of our development efforts. The total purchase price is approximately $345 million, substantially all of which is payable at various times in 2003 and 2004. We paid a $5 million deposit in the third quarter of 2000 and will pay an additional $5 million deposit in the first quarter of 2001. Furthermore, as part of our acquisition of Columbia Electric Corporation, we acquired the rights to the eight turbine generators to be delivered by GE Power Systems, which are being installed in the projects under construction. As of December 31, 2000, approximately $33.9 million remained to be paid for these eight turbines, of which $32 million was due at December 31, 2000, and recorded in accounts payable on the balance sheet.

          The following table outlines our projects currently in construction and under development:

In Construction

                                                                                                    Currently
                               Planned                                                               Expected
                              Capacity                                                              Operation
Facility                        (MW)      Primary Fuel Type                 Location Served            Date
--------                      --------    -----------------                 ---------------         ----------
Ceredo                            500      Natural Gas                       Wayne County, WV        June 2001
Brunot Island                     140      Natural Gas                       Pittsburgh, PA            2002
Liberty                           568      Natural Gas                       Philadelphia, PA          2002
Total in Construction           1,208

Under Development

                                                                                                       Currently
                               Planned                                                                  Expected
                              Capacity                                                                 Operation
Facility                        (MW)      Primary Fuel Type                 Location Served               Date
--------                      --------    -----------------                 ---------------             --------
Astoria
  Phase 1                         385     Natural Gas                       New York, NY                  2004
  Phase 2                         200     Natural Gas                       New York, NY                  2005
Henderson
  Phase 1                         250     Natural Gas                       Henderson County, KY          2004
  Future Phases                   250     Natural Gas                       Henderson County, KY          TBD
Kelson Ridge
  Phase 1                         550     Natural Gas                       Charles County, MD            2004
  Future Phases                 1,100     Natural Gas                       Charles County, MD            2006
Avon Lake repowering
  Phase 1                         550     Evaluating Coal v. Natural Gas    Cleveland, OH                 TBD
  Future Phases                   550     Evaluating Coal v. Natural Gas    Cleveland, OH                 TBD
Niles                             550     Evaluating Coal v. Natural Gas    Youngstown, OH                TBD
                             ------------
Total under Development        4,385

Total Projects Announced       5,593

          The actual commercial operation dates of these facilities will be dependent on various factors, including timely delivery of and performance of the turbines, transformers and other major equipment, timely construction of the gas and electric interconnection lines and any unusual conditions at the sites or otherwise which may impact construction, and we cannot assure you that these facilities will operate as scheduled.

Recent Market Developments

          New York Market Framework. The New York wholesale energy market has recently been reorganized, with the NY-ISO taking over responsibility for daily operation of the transmission system and the administration of bid-based markets for energy, capacity, and ancillary services. The day-ahead and real-time energy and ancillary services markets started on November 18, 1999. The capacity market began with an auction in early April 2000 for the summer 2000 six-month capacity period.

          Under the NY-ISO, generators like us are able to sell energy to any wholesale customer in the state. These sales may be done under bilateral contracts, in which pricing and other provisions are determined through private negotiation, or by bidding into the day-ahead and real-time energy and ancillary services markets. The NY-ISO has only recently been formed, and the markets it operates are new. The NY-ISO has experienced problems in administering New York’s competitive wholesale energy markets since its inception. As a result, some parties involved in New York’s wholesale market and certain members of the NY-ISO have asked that the NY-ISO and, in some instances, FERC review the structure of the wholesale market. Consequently, the NY-ISO is in the process of reviewing and revising market rules and the implementation of its software. This process has created some uncertainty for future market conditions in New York. There can be no assurance that changes to New York’s competitive wholesale energy markets will not adversely affect our operations. The NY-ISO has the ability to revise prices, which could lead to delayed or disputed collection of amounts due to us for sales of energy and ancillary services. The NY-ISO also has the ability, in some cases subject to FERC approval, to impose cost-based pricing and/or price caps.

          The NY-ISO applied to FERC to impose a cost-based price with respect to the ten minute spinning reserve and ten minute non-spinning reserve markets. FERC granted the NY-ISO’s request with respect to the ten-minute non-spinning reserve market. In July 2000, FERC imposed a bid cap of $1,000 per megawatt hour to be consistent with the independent system operators in the Mid-Atlantic and New England. This cap is in place through April 2001, and parties have requested extensions of the cap. Other independent system operators have suggested various forms of cost-based bidding for energy and related services.

          The NY-ISO recently announced it will implement a measure known as a "circuit breaker" under which day-ahead energy bids will be automatically reviewed and, if necessary, mitigated if economic or physical withholding is determined by the summer of 2001. A number of changes have recently been proposed for the New York wholesale market, which could be in place as early as the summer of 2001. These include the following:

•	A number of programs that will allow energy demand, commonly referred to as "load", to respond to high prices in emergency and non-emergency situations. The lack of load-responsive programs has been cited as one of the major reasons for retaining bid caps.

•	The New York Public Service Commission has announced that it will request that FERC lower the $1,000 bid cap on a regional basis.

          The NY-ISO has established a capacity market, beginning with the summer 2000 capacity season, to ensure that there is enough generation capacity to meet retail energy demand and ancillary services requirements. All power retailers are required to demonstrate commitments for capacity sufficient to meet their peak forecasted load plus a reserve requirement, currently set at 18%. As an extra reliability measure, power retailers located in New York City are required to procure the majority of this capacity (currently 80% of their peak forecasted load) from generating units located in New York City. Since New York City is currently short of this capacity requirement and the existing capacity is owned by only a few entities, a price cap of $105 per kilowatt year has been instituted for in-city generators. In 2000, in two separate auctions, we sold an average of 1,983 megawatts at the price cap of $105 per kilowatt year. This price cap and other rules relating to the capacity market may be reviewed by regulatory agencies from time to time and may change.

          Midwest Market Framework. The assets managed by Orion Power MidWest, L.P. are located in an operating region known as the East Central Area Reliability Council, more commonly referred to as the ECAR region. The ECAR region covers part or all of the following states: Indiana, Kentucky, Maryland, Michigan, Ohio, Pennsylvania, Virginia and West Virginia. There is no ISO or similar entity in place for the entire ECAR region, although the utilities in the region are proposing at least three plans for an independent system operator and/or a regional transmission operator. The ECAR market is characterized by substantial costs for transmitting power from one location to another, because each independent utility charges a tariff to use its transmission facilities. Therefore, moving power across multiple control areas becomes expensive and may become difficult or impossible at times of maximum demand.

          The current market in the ECAR region is relatively illiquid and is dominated by private bilateral contracts between parties. Notwithstanding the general lack of liquidity, markets do exist for several areas within the ECAR region. The ECAR region also lacks a specific capacity market and well-developed markets for ancillary services.

          Given the competing proposals currently under consideration and the many divergent interests which exist in the ECAR region, we expect that any adoption of ISOs or similar entities will be gradual. Some entities, including Duquesne Light Company, have considered joining the PJM-West market, a newly created wholesale market that would cover the western portion of the Mid-Atlantic region as early as December 2001. If Duquesne Light Company, our primary customer in the ECAR Region, joins the PJM-West market, we may well enter the newly created wholesale market as well. We are unable to determine what impact, if any, joining the PJM-West market would have on our business or financial prospects.

Regulation

          We are subject to complex and stringent energy, environmental, and other governmental laws and regulations at the federal, state, and local levels in connection with the development, ownership, and operation of our electric generation facilities. The federal and state energy laws and regulations create burdens and risks for our operations, as well as opportunities for further acquisitions of facilities at attractive prices.

Federal Energy Regulation

          The Federal Energy Regulatory Commission, or FERC, is an independent agency within the Department of Energy that regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act. FERC is also responsible for licensing and inspecting private, municipal and state-owned hydroelectric projects. FERC determines whether a public utility qualifies for exempt wholesale generator status under the Public Utility Holding Company Act, which was amended by the Energy Policy Act of 1992.

          Federal Power Act. The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. FERC regulates the owners of facilities used for the wholesale sale of electricity and its transmission in interstate commerce as "public utilities" under the Federal Power Act. The Federal Power Act also gives FERC jurisdiction to review certain transactions and numerous other activities of public utilities.

          Under the Federal Power Act, an entity that sells electricity at wholesale is a public utility, subject to FERC’s jurisdiction. Public utilities are required to obtain FERC’s acceptance of their rate schedules for wholesale sales of electricity. Because we are selling electricity in the wholesale market, we are deemed to be a public utility for purposes of the Federal Power Act. In most cases, FERC does not actively regulate the rates for facilities operated by wholesale generating companies like ours. Accordingly, FERC has granted market-based rate authority for the Carr Street facility, our hydroelectric assets, our assets located in Ohio and Pennsylvania and, subject to various market power mitigation measures, our assets located in New York City. Market-based rate authority enables us to price based upon market conditions rather than upon our costs. Certain parties recently requested significant modifications to the New York City market power mitigation measures which, if implemented, would impair our ability to collect market prices for our electricity.

          Usually, FERC’s orders which grant us market-based rate authority, reserve the right to revoke or revise our market-based rate authority on a prospective basis if FERC subsequently determines that we possess excessive market power. If we lost our market-based rate authority or if significant new mitigation rules were adopted, we may be required to obtain FERC’s acceptance of a cost-of-service rate schedule and may become subject to the accounting, record-keeping and reporting requirements that are imposed only on utilities with cost-based rate schedules. When FERC considers our request for market-based rate authority in connection with a new acquisition or development project, it may include generation owned or controlled by our stockholders in determining whether we possess market power.

          FERC also regulates the rates, terms, and conditions for electricity transmission in interstate commerce. Tariffs established under FERC regulation give us access to transmission lines, which enable us to sell the energy we produce into competitive markets for wholesale energy.

          In April 1996, FERC issued an order requiring all public utilities to file "open access" transmission tariffs that give wholesale generators, as well as other wholesale sellers and buyers of electricity, access to transmission facilities on a non-discriminatory basis. This order is being reviewed by the Supreme Court of the United States. All utilities filed open access tariffs. Some utilities are seeking permission from FERC to recover costs associated with stranded investments through add-ons to their transmission rates. To the extent that FERC permits these charges, the cost of transmission may be too high on some systems to be of practical use to wholesale sellers like us.

          FERC is also encouraging the voluntary restructuring of transmission operations through the use of independent system operators and regional transmission groups. The result of establishing these entities typically is to eliminate or reduce transmission charges imposed by successive transmission systems. The full effect of these changes on us is uncertain at this time, in part, because it has not been determined which of these entities will control the transmission systems connected to certain of our generating facilities.

          The Federal Power Act also gives FERC exclusive authority to license non-federal hydroelectric projects on navigable waterways and federal lands. FERC hydroelectric licenses are issued for 30 to 50 years. The hydroelectric assets are licensed by FERC from 2004 through 2036. Individual hydroelectric facilities, representing approximately 90 megawatts of capacity, have licenses that expire over the next ten years. Facilities representing approximately 160 megawatts of capacity have new or initial license applications pending before FERC. Upon expiration of a FERC license, the federal government can take over the project and compensate the licensee, or FERC can issue a new license to either the existing licensee or a new licensee. In addition, upon license expiration, FERC can decommission an operating project and even order that it be removed from the river at the owner’s expense. In deciding whether to issue a license, FERC gives equal consideration to a full range of licensing purposes related to the potential value of a stream or river. It is not uncommon for the relicensing process to take between four and ten years to complete. Generally, the relicensing process begins at least five years before the license expiration date and FERC issues annual licenses to permit a hydroelectric facility to continue operations pending conclusion of the relicensing process. We expect that FERC will issue us new or initial hydroelectric licenses for all the facilities with pending applications. Presently, there are no applications for competing licenses and there is no indication that FERC will decommission or order any of the projects to be removed.

          Nonetheless, there remains the possibility that FERC will not issue new or initial licenses for our projects, which could have a material adverse effect on our operations and revenue. In addition, several interested parties have intervened or are likely to intervene in our licensing proceedings. These interested parties may be able to impose conditions and affirmative obligations on our hydropower operations, which could add significant costs to our operations or reduce revenues. In the past, FERC has issued licenses with conditions that have rendered the operation of the relevant projects uneconomic. Therefore, there is no guarantee that the hydroelectric licenses issued by FERC will permit us to operate the projects profitably. Finally, the relicensing process itself is costly, time consuming, and could affect adversely our hydroelectric revenues.

          The remainder of our hydroelectric assets have licenses that expire over an approximate 30 year period, are exempt from licensing because they are small facilities with five megawatts or less or are not within FERC’s jurisdiction because they are not located on navigable waterways or federal land. Many of the existing licenses contain conditions that have one or more operational constraints, including restricting energy production, impacting the time of year or day in which generation occurs, raising operating costs, and requiring certain minimum river flow releases, which directly affect our ability to generate energy.

          Public Utility Holding Company Act. The Public Utility Holding Company Act, known as PUHCA, provides that any entity that owns, controls or has the power to vote 10% or more of the outstanding voting securities of an "electric utility company," or a holding company for an electric utility company, is subject to regulation under the Holding Company Act.

          Registered holding companies under the Holding Company Act are required to limit their utility operations to a single, integrated utility system and divest any other operations that are not functionally related to the operation of the utility system. In addition, a company that is a subsidiary of a holding company registered under the Holding Company Act is subject to financial and organizational regulation, including approval by the SEC of certain financings and transactions. Under the Energy Policy Act of 1992, however, FERC can determine that a company engaged exclusively in the business of owning or operating an eligible facility used for the generation of electric energy for sale at wholesale is an "exempt wholesale generator." Accordingly, it is exempt from the Holding Company Act requirements. In the case of facilities previously operated by regulated utilities, FERC can make an exempt wholesale generator determination only after the state utility commission finds that allowing the facility or facilities to be eligible for exempt wholesale generator status will benefit consumers, is in the public interest, and does not violate state law. Each of our operating subsidiaries has been designated by FERC as an exempt wholesale generator.

          We do not expect to engage in any activities that will subject us to regulation under PUHCA. In addition, our certificate of incorporation prohibits us from engaging in, any activities that will subject us to regulation under the PUHCA without the consent of Goldman, Sachs & Co. until Goldman, Sachs & Co. and its affiliates own less than 5% of our outstanding common stock. If we were to lose our exempt wholesale generator status, we would become subject to regulation under the Holding Company Act. It would be difficult for us to comply with the Holding Company Act absent a substantial restructuring.

State Energy Regulation

          At the state level, public utility commissions are responsible for approving rates and other terms and conditions under which public utilities purchase electric power from independent producers and sell retail electric power to consumers. In addition, most state laws require approval from the state commission before an electric utility operating in the state may divest or transfer electric generation facilities. These laws also give the commissions authority to regulate the financial activities of electric utilities selling electricity to consumers in their states.

          State public utility commissions have authority to promulgate regulations for implementing some federal laws. Power sales agreements, which we enter into, are also potentially subject to review by state public utility commissions. In particular, the state public utility commissions review the process by which the utility has entered into power sales agreements. States may also assert jurisdiction over the siting, construction, and operation of our facilities, as well as the issuance of securities and the sale or other transfer of assets.

          New York. In 1996, the New York Public Service Commission began proceedings to introduce retail competition in New York State. These initiatives, in conjunction with FERC’s "open access" rules, led to the formation of an ISO responsible for centralized control and operation of the state-wide electric transmission grid. They also led to a spot market and a related competitive electric energy auction. This auction is open on a non-discriminatory basis to all electric service providers. Other aspects of New York’s restructuring plan include market power mitigation through utility divestiture of fossil fuel generation plants, the unbundling and establishment of separate rates for historic utility functions, and market mitigation measures at the wholesale level.

          Under the New York Public Service Law, the New York Public Service Commission has jurisdiction over corporations engaged in the production of electricity and transfers of electric generation facilities located in the State. The New York Public Service Commission reviewed and approved each of our transactions to acquire our assets located in New York, and made the necessary findings to permit us to seek exempt wholesale generator status from FERC. Moreover, while the NY-ISO is an independent entity, it is considered an "electric corporation" subject to the New York Public Service Law.

          In addition, the New York Public Service Commission has determined that certain requirements of the Public Service Law apply to new forms of electric service providers, which differ from traditional electric utilities. As a result, even though we do not engage in the sale of electricity at retail in New York State, our assets located in New York are subject to "lightened regulation" by the New York Public Service Commission. Under the lightened regulation regime, our assets located in New York are subject to provisions of the Public Service Law that relate to enforcement, investigation, safety, reliability, system improvements, construction, excavation, and the issuance of securities. The provisions relating to the issuance of securities apply to our subsidiaries that operate our assets located in New York, but not to a holding company such as Orion Power Holdings.

          Pennsylvania. In December 1996, Pennsylvania adopted the Electricity Generation Customer Choice and Competition Act, which is now part of the Public Utility Code. The Act is a comprehensive restructuring plan that allows direct access to be phased in over a three-year period beginning January 1, 1999 and culminating in full retail choice by January 1, 2001. Under this plan, one-third of each customer class will be eligible for direct access each year.

          Pennsylvania opened its retail electric market to competition on January 1, 1999. The Act required each utility to submit its restructuring plan to the Pennsylvania Public Utility Commission for approval. The Pennsylvania Public Utility Commission is authorized to permit, but may not require, utilities to divest their generation assets.

          In addition, the Pennsylvania restructuring plan authorizes utilities to implement a non-bypassable Competitive Transition Charge to collect stranded costs, subject to approval by the Pennsylvania Public Utility Commission, and permits securitization of stranded costs.

          The Pennsylvania Public Utility Code also requires that the Pennsylvania Public Utility Commission approve any transfers or acquisitions of property "used or useful in public service." The Pennsylvania Public Utility Commission approved the transaction between Duquesne Light Company and Orion Power MidWest. Unlike New York, however, Pennsylvania does not have a regulatory regime for wholesale generators in the state. Therefore, we do not expect to be subject to regulation by the Pennsylvania Public Utility Commission. However, if we do become subject to regulation by the Pennsylvania Public Utility Commission, additional costs may be imposed on the operations of our assets located in Ohio and Pennsylvania.

          Ohio. The Ohio legislature passed a statute in 1999 providing for implementation of retail competition beginning in 2001. The statute delegated to the Ohio Public Utilities Commission the responsibility for developing certain restructuring rules, including rules relating to market monitoring, stranded cost recovery, and consumer protection. The Ohio Public Utilities Commission proceedings are in a very early stage, and we cannot predict what effect they will have on us. Similar to the case with Pennsylvania, we do not expect to be subject to regulation by the commission. If we do become subject to regulation by the Ohio Public Utilities Commission, however, additional costs may be imposed on the operations of our assets located in Ohio and Pennsylvania.

          West Virginia. In 1998, the West Virginia Legislature enacted HB 4277, which authorized the Public Service Commission to consider whether restructuring was in the public interest and, if so, to submit a restructuring plan for Legislative approval. In January 2000, the Commission issued an order finding restructuring in the public interest and submitting a long-term plan for transition to competitive power supply markets and consumer choice.

          During the 2000 legislative session, the West Virginia Legislature approved the Commission’s plan. However, the plan cannot be implemented until the Legislature passes tax measures included in the restructuring plan. In late 2000, the Legislature decided to delay consideration of the tax changes that were necessary before the restructuring plan could be implemented. Consideration of the tax measures was delayed to give the Legislature the opportunity to seek an independent review of the differences between the proposed restructured markets in West Virginia and those that are experiencing difficulty in other regions of the United States. It is anticipated that the Legislature and the Governor will await independent evaluations of the Commission’s proposed plan before proceeding to implement deregulation and the development of competitive power supply markets in West Virginia.

          Maryland. In April 1999, Maryland’s Governor signed the Electric Customer Choice and Competition Act into law. This law established the legal framework for the restructuring and deregulation of the electric utility industry in Maryland. The Act deregulates the generation, supply, and pricing of electricity and provides that retail electric choice will be fully available to all customers by July 2002. As a consequence of restructuring, the Maryland Public Service Commission no longer has statutory responsibility for the oversight of generation facilities, but will continue its ongoing review of the maintenance and operation of electric utility transmission and distribution facilities in the State. Since the Act removes generation from the Maryland Public Service Commission’s jurisdiction, our Maryland generating assets will not be subject to regulation by the Maryland Commission. If we do become subject to regulation by the Maryland Commission, additional costs may be imposed on the operations of our assets located in Maryland.

          Kentucky. In 1998, the Kentucky Legislature passed legislation creating the Kentucky Electricity Restructuring Task Force. In December 1999, the Task Force issued its Findings and Recommendations under its initial authorization. These findings are also found in the Final Report Special Task Force on Electricity Restructuring, issued in September 2000. The first finding was that there was no compelling reason to move quickly towards restructuring in Kentucky. The Task Force based this finding on a number of facts, including Kentucky’s current low electricity rates and the possibility that Congress will pass a nationwide restructuring bill. The Task Force advocated a wait-and-see approach that would allow Kentucky to monitor progress in other states and develop options to protect Kentucky’s existing low rates.

          In April 2000, the Kentucky General Assembly reauthorized the Task Force. Under the reauthorization, the Task Force is to monitor developments related to electricity restructuring and make recommendations it deems appropriate for consideration by the 2002 General Assembly and the Governor. The Task Force is charged with reporting to the Legislative Research Commission and the Governor no later than November 15, 2001.

Environmental Regulations

          The construction and operation of electric generating facilities are subject to extensive environmental and land use regulation in the United States. Those regulations applicable to us primarily involve the discharge of emissions into the water and air as well as the use of water, but can also include wetlands preservation, endangered species, waste disposal, and noise regulation. These laws and regulations often require a lengthy and complex process of obtaining and renewing licenses, permits, and approvals from federal, state, and local agencies. If these laws and regulations are changed, modifications to our facilities may be required.

          Clean Air Act. In late 1990, Congress passed the Clean Air Act Amendments of 1990, which affect existing facilities as well as new project development. The act and many state laws require significant reductions in SO2 (sulfur dioxide) and NOx (nitrogen oxide) emissions that result from burning fossil fuels.

          The 1990 Amendments create a marketable commodity called an SO2 "allowance." All non-exempt facilities over 25 megawatts that emit SO2 must hold or obtain allowances in order to operate. Each allowance gives the owner the right to emit one ton of SO2. All non-exempt facilities that existed in 1990 have an assigned number of allowances. If additional allowances are needed, they can be purchased from facilities having excess allowances. Our assets located in New York currently have more allowances than needed, while our assets located in Ohio and Pennsylvania require additional allowances or the installation of SO2 controls. We believe that the additional costs of obtaining the number of allowances needed for future projects should not materially affect our ability to purchase and operate such facilities.

          The 1990 Amendments also require states to impose annual operating permit fees. While such permit fees may be substantial and will be greater for coal-fired projects like our assets located in Ohio and Pennsylvania than for those burning gas or other fuels, such fees are not expected to significantly increase our costs.

          The 1990 Amendments also contain other provisions that could materially affect our projects. Various provisions may require permits, inspections, or installation of additional pollution control technology.

          The 1990 Amendments expand the enforcement authority of the federal government by increasing the range of civil and criminal penalties for violations of the Clean Air Act. They enhance administrative civil penalties and add a citizen suit provision. These enforcement provisions also include enhanced monitoring, record-keeping, and reporting requirements for existing and new facilities.

          The Ozone Transport Assessment Group, composed of state and local air regulatory officials from the 37 eastern states, has recommended additional NOx emission reductions that go beyond current federal standards. These recommendations include reductions from utility and industrial boilers during the summer ozone season.

          As a result of the Ozone Transport Assessment Group’s recommendations, on October 27, 1998, the EPA issued a rule requiring 22 Eastern states and the District of Columbia to reduce emissions of NOx (a precursor of ozone) in those states. Among other things, the EPA’s rule establishes an ozone season, which runs from May through September, and a NOx emission budget for each identified state, including New York, Ohio and Pennsylvania. The EPA rule requires states to implement controls sufficient to meet their NOx budget by May 1, 2003. The states use a marketable commodity called a NOx "allowance" allocation to implement the NOx emission budget. Our assets will be subject to NOx reduction requirements under the EPA rule. Due to relatively low NOx emissions from our facilities, however, our assets located in New York are unlikely to be impacted by this rulemaking. In contrast, the assets located in Ohio and Pennsylvania will be affected significantly. Beginning in 2003, the EPA rule will result in a requirement for substantial NOx reductions or the purchase of additional NOx allowances at the assets located in Pennsylvania, which will likely result in significant capital expenditures by us. The same requirement will impact our Ohio assets in 2004.

          The EPA recently granted several state petitions under Section 126 of the Clean Air Act. Section 126 allows the EPA to set limits for specific sources of emissions originating in other states. As a result, the EPA will require reductions in NOx emissions at the majority of our fossil energy facilities at levels consistent with those required under the EPA rule. Consistent with the EPA’s rule, reductions have been proposed which would need to be achieved by May 1, 2004 through the implementation of controls or the purchase of emission allowances. We believe that our assets located in New York City are already in compliance with these limits. We anticipate capital expenditures of approximately $300 million at the assets located in Ohio and Pennsylvania through 2010 to address these anticipated air emissions issues. We expect that the majority of these expenditures under the EPA rule and the EPA’s Section 126 initiative will occur between 2002 and 2008. However, particularly given the trend towards more stringent environmental regulation, it is possible that the amount we must spend to bring the facilities into compliance may change materially. In addition, the time at which these capital expenditures must be made could be accelerated, and operations could be halted at these facilities until any necessary improvements are made.

          In October and November 1999, the EPA and several states filed suits or announced their intention to file suits against a number of coal-fired power plants in Midwestern and Eastern states. These suits relate to alleged violations of the Clean Air Act. More specifically, they derive from the deterioration prevention and non-attainment provisions of the Clean Air Act’s new source review requirements. In 1999, the EPA requested information relating to the Avon Lake Generating Station and Niles Generating Station from the previous owner of these facilities. This was part of the EPA’s broader industry information request, and forms the basis for the agency’s new source review actions against coal-fired power plants. Although there have not been any new source review-related suits filed against the Avon Lake Generating Station or the Niles Generating Station, there can be no assurance that either of them will not be the target of any such action in the future. Based on the levels of emissions control that the EPA and/or states are seeking in these new source review enforcement actions, we believe that significant additional costs and penalties could be incurred, planned capital expenditures could be accelerated, or operations could be halted at these stations if they ever became targets of a new source review enforcement action.

          Individual states can also regulate air emissions, the costs of compliance with which could be significant. For example, in 1999, New York Governor George Pataki introduced new emission requirements for generation facilities in the State, which must be achieved by 2003. The New York State requirements, among other things, require year-round reductions in nitrogen oxide emissions, which were previously limited to summertime reductions. Additionally, under these requirements, we have to reduce our sulfur dioxide emissions from our New York power plants. These emission reductions would be phased in between January 1, 2003 and January 1, 2007. Compliance with these emission reductions requirements, if they become effective, could have a material adverse impact on the operation of our assets located in New York. While we anticipate that we should be able to satisfy these constraints, additional constraints may be added in various jurisdictions that may affect our facilities and increase our costs of compliance.

          The 1990 Amendments required the EPA to evaluate the public health impacts of emissions of mercury, a hazardous air pollutant, from power plants. The EPA has not proposed emissions controls because commercially viable control technologies have not been developed for utility boilers. However, the EPA has announced that it intends to propose regulations by 2003 and issue final rules by 2004. When emissions controls are mandated, all coal-fired utility boilers would be affected and the cost of compliance could be substantial.

          The Kyoto Protocol regarding greenhouse gas emissions and global warming was signed by the United States, thereby committing the United States to significant reductions in greenhouse gas emissions between 2008-2012. The U.S. Senate must ratify the agreement for the protocol to take effect. Future initiatives on this issue and the ultimate effect of the Kyoto Protocol are unknown at this time. Fossil fuel-fired power plants, however, are believed to be significant sources of carbon dioxide emissions, which constitute a principal greenhouse gas. Therefore, the power industry’s compliance costs with mandated federal greenhouse gas reductions could be significant.

          Clean Water Act. Our facilities are subject to a variety of state and federal regulations governing existing and potential water /wastewater and stormwater discharges from the facilities. Generally, federal regulations promulgated through the Clean Water Act govern overall water/wastewater and stormwater discharges through permits. Under current provisions of the Clean Water Act, existing permits must be renewed at least every five years, at which time permit limits come under extensive review and can be modified to account for more stringent regulations. In addition, the permits can be modified at any time. Many of our facilities need to renew their Clean Water Act permits over the next two years. Major issues to be addressed when permits are renewed include the impact of intake screens and cooling systems on fish, as well as the adverse impact of discharging large quantities of warm water to public rivers and lakes. The cost of addressing any of these environmental issues could be substantial.

          In addition, changes to the environmental permits of our coal or other fuel suppliers may increase the cost of fuel, which in turn could have a significant impact on our operations.

          Emergency Planning and Community Right-to-Know Act. In April 1997, the EPA expanded the list of industry groups required to report the Toxic Release Inventory under Section 313 of the Emergency Planning and Community Right-to-Know Act to include electric utilities. Our operating facilities will be required to complete a toxic chemical inventory release form for each listed toxic chemical manufactured, processed, or otherwise used in excess of threshold levels for the applicable reporting year. The purpose of this requirement is to inform the EPA, states, localities, and the public about releases of toxic chemicals to the air, water, and land that can pose a threat to the community.

          Changes in the laws governing disposal of coal ash generated by our coal-fired plants to classify coal ash as a hazardous waste or otherwise restrict the disposal of coal ash could increase our costs and expose us to greater potential liabilities for environmental remediation. The ash disposal sites used by our coal-fired facilities are permitted under state regulations. Those sites under our operational control have approved closure plans in place, and funds have been budgeted to accomplish the closures.

          Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, among other things, imposes cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare of the environment. Under CERCLA, joint and several liability may be imposed on waste generators, site owners, and operators and others regardless of fault or the legality of the original disposal activity. Although all waste substances generated by the facilities are generally not regarded as hazardous substances, some products used in the operations and the disposal of such products are governed by CERCLA and similar state statutes. As a result of CERCLA’s no-fault, retroactive liability scheme, we cannot assure you that we would be free from substantial liabilities in the future.

          Consent Orders. The assets located in New York City are subject to a consent order issued by the New York State Department of Environmental Conservation. The consent order requires active investigation and remediation of past releases of petroleum and other substances at the facilities by the prior owner. The consent order also contains obligations related to compliance with air emission and opacity regulations, corrective action requirements for solid waste management units, and investigation and implementation of measures to reduce water contamination and the killing of fish. The total liability assumed and recorded by Orion Power New York associated with these obligations was $9.2 million in the aggregate. We intend to fund this liability with cash flow from operations.

Competition

          We have many strong and well capitalized competitors in the wholesale power generation industry. These are both domestic and international organizations, many of whom have extensive and diversified operating expertise and financial resources that are greater than those we possess. We face competition in the markets for energy, capacity, and ancillary services, as well as intense competition for the acquisition and development of additional facilities.

          We anticipate increasing competition from international companies for acquisitions as the market continues to deregulate. As a result, it may be more difficult for us to compete effectively in future competitive bidding situations. In recent years, the industry has been characterized by increasingly strong competition with respect to the acquisition of existing electric generating facilities. This includes a trend away from negotiated transactions and towards competitive bidding.

          Following the expiration of our various transition power and capacity agreements, we will be subject to competition in the market for energy, capacity, and ancillary services. We will principally compete on the basis of the price of our products, although we will also compete to a lesser extent on the basis of reliability and availability. The continuing deregulation of the industry is likely to increase competition and may place downward pressure on energy prices.

Employees

          As of December 31, 2000, we employed approximately 870 people. Of these employees, approximately 554 are covered by collective bargaining agreements. The collective bargaining agreements expire at various dates between June 2001 and June 2006. We have never experienced a work stoppage, strike, or labor dispute. We consider relations with our employees to be good.

Facilities/Properties

          Our corporate offices currently occupy approximately 15,340 square feet of leased office space in Baltimore, Maryland, which lease expires in 2005, subject to renewal options.

          In addition to our corporate office space, we lease or own various real property and facilities relating to our assets and development activities. Our principal facilities are generally described under the descriptions of our three operating subsidiaries contained elsewhere. We believe that we have title to our facilities in accordance with standards generally accepted in the energy industry, subject to exceptions which, in our opinion, would not have a material adverse effect on the use or value of the facilities. Substantially all of our assets are pledged to our bank lenders under our credit facilities.

          We believe that all of our existing office and generating facilities, including the facilities under construction, are adequate for our needs through calendar year 2001. If we require additional space, we believe that we will be able to secure space on commercially reasonable terms without undue disruption to our operations.

          Our total lease expense for all of our properties described above was approximately $1.1 million for 2000, and will be approximately $1.1 million for 2001.

Legal Proceedings

          We are involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

           Directors and Executive Officers

           Our directors and executive officers are as follows:

Name	Age	Position

Frederic V. Salerno (a)(b)
Jack A. Fusco
Scott B. Helm
W. Thaddeus Miller
E. Thomas Webb
Michael J. Gluckman
Edward A. Crooke
Richard A. Friedman
Tsutomu Kajita
Douglas F. Londal
Cheryl Mills (a)(b)
Terence M. O'Toole (b)
Vincent Tese (a)(b)	57 38 36 50 47 63 62 43 47 35 36 41 58	Chairman of the Board of Directors
Chief Executive Officer, President and Director
Executive Vice President and Chief Financial Officer
Executive Vice President and Chief Legal Officer
Senior Vice President
Senior Vice President of Corporate Development
Director
Director
Director
Director
Director
Director
Director

           (a)           Member of Audit Committee.
           (b)           Member of Compensation Committee.

          Each of our directors will hold office until the next annual meeting of our stockholders, or until his or her successor has been duly elected and qualified. Our officers are elected by our board of directors and serve at the discretion of the Board.

           Frederic V. Salerno joined us in April 2000 as Chairman of our Board of Directors. He is currently the Vice Chairman and Chief Financial Officer of Verizon Communications, effective with the closing of the merger of Bell Atlantic Corporation and GTE in June 2000. Since 1997, he has been the Senior Executive Vice President and Chief Financial Officer of Strategy and Business Development at Bell Atlantic. Prior to his position at Bell Atlantic, he served as Vice Chairman of Finance and Business Development at NYNEX Corporation from 1994 to 1997, and served as President of Worldwide Services Group from 1991 to 1994, and as a director of NYNEX from 1991 to 1997. Mr. Salerno joined New York Telephone in 1965. He currently serves as a director of Viacom, Inc. and The Bear Stearns Companies Inc. Mr. Salerno holds a B.S. from Manhattan College and an M.B.A. from Adelphi University.

           Jack A. Fusco has been our Chief Operating Officer since our inception in March 1998. He was appointed President and Chief Executive Officer in November 1999. Mr. Fusco has over 16 years of experience in various areas of the power generation industry. Prior to joining us, Mr. Fusco was a Vice President at Goldman Sachs Power, an affiliate of Goldman, Sachs & Co., beginning in 1997. Prior to joining Goldman, Sachs & Co., Mr. Fusco was Executive Director of International Development and Operations for Pacific Gas & Electric's non-regulated subsidiary PG&E Enterprises. In that role, he was responsible for the development and implementation of PG&E's International Business Strategy and the launching of International Generating Company, an international wholesale power producer. Mr. Fusco holds a B.S. in Mechanical Engineering from California State University, and is a Registered Professional Mechanical Engineer in the State of California.

           Scott B. Helm joined us in September 1998 as Chief Financial Officer and was appointed Executive Vice President in November 1999. He is responsible for managing our accounting and finance functions. Prior to joining us, he was a Vice President in the Investment Banking Division of Goldman, Sachs & Co., commencing in 1994, where he generally focused on commodity, cyclical and industrial clients. Mr. Helm holds a B.S.B.A. from Washington University.

           W. Thaddeus Miller joined us in June 1999 as Chief Legal Officer, and was appointed Executive Vice President in November 1999. Mr. Miller has been advising us on legal matters since our inception. Prior to joining us, Mr. Miller was a Vice President and Associate General Counsel for Goldman, Sachs & Co., commencing in 1994 specializing in commodities, with particular emphasis on energy matters, where he advised our stockholder, GS Capital Partners II, L.P., on certain legal matters in connection with its investment in us. Prior to joining Goldman, Sachs & Co., Mr. Miller was a partner with Watson, Farley & Williams, an international law firm. He has been practicing law for over 20 years. Mr. Miller holds a B.S. from the United States Merchant Marine Academy (Kings Point) and a J.D. from St. John's University School of Law.

           E. Thomas Webb joined us in September 1998 as Vice President of Asset Management. In November 1999, he was appointed as Senior Vice President. Prior to joining us Mr. Webb was employed by Pacific Gas & Electric from 1977 to August 1998 in a variety of posts, including power plant management, and transmission and distribution operations. Mr. Webb has over 23 years of experience in the power generation industry. Mr. Webb holds a B.S. in Mechanical Engineering from California Polytechnic State University and an M.B.A. from St. Mary's College of California. Mr. Webb is a Registered Professional Mechanical Engineer in the State of California.

           Michael J. Gluckman joined us in December 2000 in connection with the acquisition of Columbia Electric Corporation, where he was President and Chief Executive Officer since 1996. Dr. Gluckman has over 30 years of experience in the energy industry, including research and development for all forms of fossil and renewable generation, development and assessment of advanced gas turbine technology, assessment of emerging electric markets, as well as a broad range of project development activities. Prior to joining Columbia Electric Corporation in 1996, Dr. Gluckman served as President and CEO of Paradigm Power Incorporated. Dr. Gluckman also spent 17 years with the Electric Power Research Institute. Dr. Gluckman holds a B.S. degree from the University of Cape Town in South Africa and a Ph.D. in chemical engineering from the City College of the City University of New York.

           Edward A. Crooke assumed the position of Vice Chairman of Constellation Energy Group in October 2000, a position he previously held before retiring in January 2000. Upon completion of the separation of Constellation Energy Group and BGE Corp., Mr. Crooke will become Chairman, President and Chief Executive Officer of BGE Corp., a holding company focused on retail energy and related services. Prior to becoming Vice Chairman of Constellation Energy Group in 1999, he was Chairman, President and Chief Executive Officer of Constellation Enterprises from 1998 through 1999 and President and Chief Operating Officer of Baltimore Gas and Electric Company from 1992 through 1998. Mr. Crooke has worked for Constellation Energy Group and its affiliates for 32 years. He serves on the Board of Directors of Baltimore Equitable Insurance, Allfirst Financial, Inc., Allfirst Bank, Corporate Office Properties Trust and Associated Electric & Gas Insurance Services Limited. Mr. Crooke received a B.A. from the University of Maryland and an M.B.A. from Loyola College.

           Richard A. Friedman is Co-Head of Goldman, Sachs & Co.'s Merchant Banking Division, and Head of the Firm's Principal Investment Area. He joined Goldman, Sachs & Co. in 1981, became a Partner in 1990, and was made a Managing Director in 1996. He is Chairman of the Board of AMF Bowling Inc., and on the Board of Directors of Carmike Cinemas, Inc., and Polo Ralph Lauren Corporation. Mr. Friedman received a B.A. from Brown University and an M.B.A. from the University of Chicago Graduate School of Business.

           Tsutomu Kajita is Executive Vice President and Treasurer of Diamond Generating Corporation (one of our stockholders). Since 1993 he has been responsible for investment in and development of international wholesale power projects. Prior to that he was a Vice President of Diamond Energy, Inc., a company engaged in the wholesale power business. He has worked for Mitsubishi Corporation and its affiliates, including Diamond Energy, for 20 years. Mr. Kajita holds a B.A. in Law from Keio University in Tokyo and an M.B.A. from Babson College.

           Douglas F. Londal is a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division. He joined Goldman, Sachs & Co. in 1991 and was made a Managing Director in 1999. He serves on the Board of Directors of 21st Century Newspapers, Inc., Ruth's Chris Steak House, Inc. and Village Voice Media. Mr. Londal received a B.A. from the University of Michigan and an M.B.A. from the University of Chicago Graduate School of Business.

           Cheryl D. Mills is Senior Vice President for Corporate Policy and Public Programming at Oxygen Media. Prior to joining Oxygen in 1999, Ms. Mills, an attorney, was Deputy Counsel to the President at the White House from 1993 through 1996. She currently serves on the Board of Directors of Cendant Corporation, National Partnership for Women and Families, the Stanford Law School Board of Visitors, the Leadership Conference Education Fund, The Jackie Robinson Foundation, the Robert F. Kennedy Memorial Foundation, and the William J. Clinton Presidential Library Foundation Board of Trustees. Ms. Mills earned her B.A. from the University of Virginia and a J.D. from Stanford Law School.

           Terence M. O'Toole is a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division. He joined Goldman, Sachs & Co. in 1983, became a Partner in 1992, and was made a Managing Director in 1996. He is Chairman of the Board of Amscan Holdings, Inc., and serves on the Board of Directors of 21st Century Newspapers, Inc., AMF Bowling, Inc., TBG Information Investors, L.L.C., VoiceStream Wireless Corporation, and Western Wireless Corporation. Mr. O'Toole received a B.S. from Villanova University and an M.B.A. from the Stanford University Graduate School of Business.

           Vincent Tese has been Chairman of Wireless Cable International Inc. since April 1995. Mr. Tese was Chairman of Cross Country Wireless Inc. from October 1994 to July 1995 and was a corporate officer and a general partner of Cross Country Wireless Inc.'s predecessors, Cross Country Wireless Cable-I, L.P. and Cross Country Wireless Cable West, L.P. from 1990 until October 1994, Mr. Tese was the Director of Economic Development for the State of New York from June 1987 to December 1994. Mr. Tese is currently Chairman of the Audit Committee of the Board of Directors of The Bear Stearns Companies, Inc. He also serves on the boards of Allied Waste Industries, Inc., Bowne and Company, Inc. and Cablevision, Inc. He received a B.A. from Pace University in 1966 and a J.D. from Brooklyn Law School in 1972 and the L.L.M. from New York University School of Law in 1973.

Board Compensation

           Each of Ms. Mills and Mr. Tese receive $20,000 annually and $1,500 per board meeting. We also granted each of them options to purchase 12,000 shares, which vest over 2 years and reimburse them for reasonable expenses they incur in attending board or committee meetings. Except as described in our agreement with Mr. Salerno, no other directors receive compensation.

Board Committees

        Our board has two standing committees: an audit committee and a compensation committee. The audit committee, selects the independent public accountants to audit our annual financial statements and establishes the scope and oversees the annual audit. The audit committee also is responsible for risk management and control and credit policies. The compensation committee approves and administers compensation and employee benefit plans. Our board may establish other committees from time to time to facilitate the management of our business and affairs.

Executive Compensation

          The following table sets forth information for the calendar years ended December 31, 2000, 1999 and 1998 concerning the annual compensation paid or accrued by us to our executive officers ("Named Executive Officers").

                                                                               Long Term
                                                                              Compensation
                                                   Annual Compensation           Awards
                                                   -------------------        -------------
                                                                               Number of
                                                                               Securities
                                                    Salary         Bonus       Underlying         All Other
Name and Principal Position(a)         Year          ($)           ($)          Options (#)      Compensation ($)(b)
------------------------------         ----         -------        -------     ------------      ------------------

Jack A. Fusco(c)...................    2000         450,000        450,008     393,738               8,849
     President and Chief Executive     1999         203,167        200,000     434,762                 884
     Officer                           1998         108,333        133,333      21,263               1,967

Scott B. Helm(d)...................    2000         400,000        400,000     329,367               7,026
     Executive Vice President and      1999         186,250        200,000     404,604                 802
     Chief Financial Officer

W. Thaddeus Miller(e)..............    2000         375,000        375,003     323,958               9,120
     Executive Vice President and      1999         149,000        232,333     316,379                 205
     Chief Legal Officer

E. Thomas Webb(f)..................    2000         325,000        325,000     231,875              11,674
     Senior Vice President             1999         153,163        200,000     213,475               1,741

___________

(a)	We do not have any executive officers other than those named in the table, except for Michael J. Gluckman who commenced employment in December 2000.

(b)	We paid insurance premiums for term life insurance, a 401K match and a 401K bonus for 2000 in the amount of $8,849 for Mr. Fusco, $7,026 for Mr. Helm, $9,120 for Mr. Miller and $11,674 for Mr. Webb.

(c)	Mr. Fusco has been our Chief Operating Officer since June 1998 and he also became our President and Chief Executive Officer in 1999. His 1999 bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

(d)	Mr. Helm has been our Chief Financial Officer since September 1998 and he also became an Executive Vice President in 1999. His 1999 bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

(e)	Mr. Miller commenced his employment in June 1999 as Chief Legal Officer/General Counsel and also became an Executive Vice President in 1999. His 1999 bonus compensation includes a one-time discretionary bonus and a one-time sign on bonus of $32,333 in addition to the regular bonus under this employment agreement.

(f)	Mr. Webb commenced employment in September 1998 as Vice President of Asset Management and became a Senior Vice President in 1999. His 1999 bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

Aggregated Option Exercises in Last Fiscal Year and 2000 Year End Option Values

                                                                 Number of
                                                           Securities Underlying           Value of Unexercised
                             Shares                       Unexercised Options at          In-the-Money Options at
                           Acquired on      Value            2000 Year End (#)             2000 Year End ($)(b)
                           Exercise       Realized       --------------------------    ----------------------------
         Name               (#) (a)          ($)         Exercisable  Unexercisable    Exercisable    Unexercisable
         ----              -----------    --------       -----------  -------------    -----------    -------------

Jack Fusco..............      ___            ___             248,996     600,767       $3,488,756     $6,225,848
Scott B. Helm...........      ___            ___             221,336     516,635       $3,118,362     $5,456,079
W. Thaddeus Miller(c)...      ___            ___             176,697     463,640       $2,483,317     $4,775,022
E. Thomas Webb..........      ___            ___             112,182     333,168       $1,313,836     $2,801,379
_______________
(a)	The Named Executive Officers did not exercise any options in 2000.

(b)	Assumes, for all unexercised in-the-money options, the difference between the fair market value ($24.625 per share) at December 31, 2000 and the exercise price of the option.

(c)	Mr. Miller entered into an employment agreement effective June 1, 1999. Per the agreement, Mr. Miller’s options vest ratably on a daily basis, but did not become exercisable before June 1, 2000.

Option Grants in 2000

                                                  Individual Grants
                     ----------------------------------------------------------------------------
                                            Percent
                                              of
                                             Total
                               Number of    Options                                       Potential Realizable Value at
                               Securities  Granted to Exer-    Market                        Assumed Annual Rates of
                               Underlying  Employees  cise    Price on                    Stock Price Appreciation for
                                Options    in Fiscal or Base  Date of            Expir          Option Term (a)
                                Granted      Year     Price    Grant    Vest     ation    -----------------------------
Name                  Date      (#)(b)        (c)    ($/Sh)    ($)(d)   Date     Date        0%($)     5%($)      10%($)
----                  ----     ----------   -------- -------  -------   ----     -----    --------- -------- ---------

Jack A. Fusco......   4/24/00     143,738    4.04    $10.00    $15.50    4/24/03   4/24/10 $790,559 $901,956 $1,013,353
                     11/14/00     100,000    2.81     20.00     20.00   11/14/03  11/14/10   --      100,000    200,000
                     11/14/00     150,000    4.21     20.00     20.00   11/13/05  11/14/10   --      150,000    300,000

Scott B. Helm......   4/24/00     129,364    3.63     10.00     15.50    4/24/03   4/24/10  711,502  811,759    912,016
                     11/14/00      80,000    2.25     20.00     20.00   11/14/03  11/14/10    --      80,000    160,000
                     11/14/00     120,000    3.39     20.00     20.00   11/13/05  11/14/10    --     120,000    240,000

W. Thaddeus Miller.   4/24/00     123,955    3.48     10.00     15.50    4/24/03   4/24/10  681,753  777,818    873,883
                     11/14/00      80,000    2.25     20.00     20.00   11/14/03  11/14/10    --      80,000    160,000
                     11/14/00     120,000    3.37     20.00     20.00   11/13/05  11/14/10    -      120,000    240,000

E. Thomas Webb.....   4/24/00      35,935    1.01     10.00     15.50    4/24/03   4/24/10  197,643  225,492    253,342
                      4/24/00      35,935    1.01     15.50     15.50    4/24/03   4/24/10    --      27,850     55,699
                     11/14/00      60,000    1.69     20.00     20.00   11/14/03  11/14/10    --      60,000    120,000
                     11/14/00     100,000    2.81     20.00     20.00   11/13/05  11/14/10    --     100,000    200,000

1998 Stock Incentive Plan

          In February 1999, our board of directors adopted and our stockholders approved our 1998 stock incentive plan. In connection with our initial public offering, our board of directors approved an amendment to the plan, which was approved by our stockholders, to increase the maximum number of shares that may be awarded under the plan to 7,500,000 shares and to modify the definition of change of control. The plan, as amended, provides for the granting of stock options, stock appreciation rights, share awards, performance awards and restricted stock to our or our subsidiaries’ employees, officers, and directors. The 1998 stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options that do not so qualify. The maximum number of shares that may be awarded to an employee during any three year period is 1,500,000, and the maximum amount of dollar denominated performance units that may be awarded to any employee is $1,000,000. The 1998 stock incentive plan is designed to comply with the requirements for " performance- based compensation" under Section 162(m) of the Internal Revenue Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Exchange Act.

          The purpose of the 1998 stock incentive plan is to provide an incentive to our directors, officers, employees and consultants and to encourage them to devote their abilities to the success of our business. The 1998 stock incentive plan is administered by, and awards may be granted by, the compensation committee of our board. Generally, the compensation committee has the right to grant options and other awards to eligible participants and to determine the terms and conditions of option and other award agreements, including the vesting schedule of options and other awards and the exercise price of options.

          The 1998 stock incentive plan provides that the term of any option may not exceed ten years. In the event of a change in control (as defined below) of our company, all outstanding stock options, stock appreciation rights, and performance units become immediately and fully vested and any restrictions on restricted stock lapse.

Change in control generally means:

•	the acquisition of 30% or more of our combined voting power of our voting securities, unless the acquisition is by one of our subsidiaries, any of our employee benefit plans or by any of our stockholders who, together with its affiliates, upon consummation of this offering, beneficially owned 30% or more of the combined voting power of our voting securities;

•	a merger, consolidation, reorganization or other transaction, unless our shareholders continue to control at least 50% of our voting power or the original members of our board of directors continue to hold a majority of the board seats after the transaction;

•	our complete dissolution or liquidation; or

•	the sale of all of our assets or substantially all of our assets.

          In the event of a change in capitalization, the compensation committee will adjust the maximum number and class of shares which may be granted under the 1998 stock incentive plan or to any individual in any three calendar year period, the number and class of shares which are subject to any outstanding options and the purchase price of the option.

Employment Agreements With Named Executive Officers

          Effective November 2000, we entered into amended and restated employment agreements with Jack A. Fusco, our President and Chief Executive Officer, Scott B. Helm, our Chief Financial Officer and Executive Vice President, and W. Thaddeus Miller, our Chief Legal Officer and Executive Vice President, and entered into an employment agreement with E. Thomas Webb, our Senior Vice President of Operations. Effective December 2000, we entered into an employment agreement with Michael J. Gluckman, our Senior Vice President of Corporate Development.

          The following table provides information about the employment agreements of each of our executive officers:

                                                                                            Option Grants
                                                                                       (Shares of Common Stock)
                                                                                ---------------------------------------
                                                                                Five-Year   Three-Year
                                      Bonus       Expiration     Stock          Vesting     Vesting     Additional
          Name         Salary($)(a)  Range(b)(c)  Date(d)        Purchases(e)   Options(f)  Options(g)  Options(h)
---------------------- ------------  -----------  -----------    ------------   ----------  ----------  ---------------

Jack A. Fusco......... $475,000      75-150%      May 2003       20,000 shares  150,000     100,000     At least 50,000

Scott B. Helm.........  425,000      75-150%      August 2003    40,000 shares  120,000     80,000      At least 40,000

W. Thaddeus Miller....  400,000      75-150%      May 2004       22,500 shares  120,000     80,000      At least 40,000

E. Thomas Webb........  340,000      50-100%      November 2005  15,000 shares  100,000     60,000      At least 30,000

(a)	Subject to annual inflationary increases.

(b)	Discretionary annual cash bonus equal to the specified range, based upon performance criteria to be established in the future.

(c)	In 2000, the bonus was guaranteed and shall be not less than the annual base salary for 2000.

(d)	Unless earlier terminated in accordance with the agreement.

(e)

Each of the executive officers entered into a stock purchase agreement to purchase the specified number of shares at a purchase price of $10.00 per share and issued to us a limited recourse promissory note in a principal amount equal to two-thirds of the purchase price of such stock.

(f)	Each of the executive officers was granted stock options to purchase the specified number of shares at the initial public offering price, with the options vesting ratably over a five-year period.

(g)	Each of the executive officers was granted stock options to purchase the specified number of shares at the initial public offering price, with the options vesting ratably over a three-year period.

(h)

Each of the executive officers is entitled to stock option grants on January 1, 2002 and each January 1 thereafter during the employment term to purchase not less than the specified number of shares at the fair market value of the common stock at the date of grant, with the options vesting ratably over a three-year period.

          Each agreement provides that in the event of termination by us without cause or by the employee for good reason, the employee will be entitled to receive from us within 15 days following his termination:

•	Any earned and unpaid base salary;

•	A cash payment of two times the employee's annual base salary;

•	A cash payment equal to two times the amount of the most recent bonus paid to or earned by the employee in the last fiscal year; and

•	Benefits accrued under any other benefit plan, program or arrangement in which the employee was a participant on the date of termination.

          If the employee owes us monies under the note to the stock purchase agreement on the date of his termination, then cash payment amounts for salary and bonus in excess of the employee’s 2000 salary shall first be applied to satisfy the monies owed to us under the note.

Good reason means:

•	Our breach of the employment agreement or any related agreement;

•	A reduction in the employee's title, duties or responsibilities;

•	The relocation of the employee or our headquarters to any location outside of Baltimore, Maryland (and, in the case of Mr. Miller, New York); and

•	A change in control as defined in the 1998 stock incentive plan.

          In addition, termination for good reason due to our breach, relocation or a change in control automatically triggers the vesting of all stock options held by each employee. The employment agreement also provides that each employee will not compete with us for a period of one year after the termination of the employee’s employment.

Director Agreement

          On April 5, 2000, we entered into a director agreement with Frederic V. Salerno, who is the Chairman of our Board of Directors. Mr. Salerno will use reasonable best efforts to attend all board meetings, serve on subcommittees and perform such other duties and services appropriate for his position as Chairman. In addition, we agreed to indemnify Mr. Salerno for his activities as a director and reimburse Mr. Salerno for all reasonable business expenses.

          The director agreement is for a two-year term, subject to earlier termination due to death, mutual agreement, cause, a fiduciary resignation or good reason as set forth in the director agreement.

          Under the director agreement, Mr. Salerno is subject to a non-disclosure covenant and a covenant prohibiting the solicitation of our employees and customers. He is also subject to a non-competition covenant which prohibits him from becoming employed by any entity that is principally engaged in our line of business (other than his current employer).

          In connection with the director agreement, we also entered into an option agreement with Mr. Salerno under our 1998 stock incentive plan. Under his option agreement, he has the option to purchase 322,600 shares at an exercise price of $15.50 per share. The option has a five-year term. The option will vest and become exercisable with respect to 50% of the shares on the first anniversary of the grant date. The remaining 50% will vest and become exercisable the day before the second anniversary of the grant date. The option will become immediately vested and exercisable if Mr. Salerno is terminated without cause, resigns as a result of a fiduciary conflict, or resigns for good reason. The option will also immediately vest and become exercisable upon a change in control, as defined in our 1998 stock incentive plan.

          In addition, we entered into a stock purchase agreement with Mr. Salerno. Under his stock purchase agreement, Mr. Salerno may purchase 645,200 shares of our common stock at $15.50 per share paying for one-half of this stock with a limited recourse promissory note.

          We also entered into an investor rights agreement with Mr. Salerno, which set forth certain rights, obligations and restrictions with respect to his shares. The provisions of this agreement terminated automatically upon the closing of the initial public offering.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information about the beneficial ownership of our common stock as of December 31, 2000 by (1) each person who is the beneficial owner of more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) each of our executive officers, and (4) all of our executive officers and directors as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For the purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days after the date of this prospectus.

                                                              Number of Shares
                                                                Beneficially           Percentage of Shares
                            Name                                   Owned                    Outstanding
----------------------------------------------------------    ------------------       ---------------------
5% Stockholders:
      Entities affiliated  with  The Goldman Sachs
      Group Inc. (a).......................................        40,851,000                41.1%
      Constellation Energy Group, Inc. and affiliates(b) ..        18,205,900                19.4%
      Mitsubishi Corporation and affiliates(c) ............         7,741,936                 8.3%
      Tokyo Electric Power Company International B.V.(d) ..         5,161,290                 5.5%
Directors and named executive officers:
      Jack A. Fusco(e) ....................................           365,743                  *
      Scott B. Helm(e) ....................................           345,282(g)               *
      W. Thaddeus Miller(e) ...............................           271,983(h)               *
      E. Thomas Webb(e) ...................................           176,787(i)               *
      Dr. Michael Gluckman(e) .............................            10,229(j)               *
      Frederic V. Salerno(k) ..............................           806,500                  *
      Edward A. Crooke(l) .................................        18,205,900                19.4%
      Richard A. Freidman(m) ..............................        40,851,000                41.1%
      Tsutomu Kajita(n) ...................................         7,741,936                 8.3%
      Douglas F. Londal(o) ................................        40,851,000                41.1%
      Terence M. O'Toole(p) ...............................        40,851,000                41.1%
      Cheryl Mills(q) .....................................             3,205                  *
      Vincent Tese(r) .....................................             3,205                  *
      All directors and executive officers as a group
      (13 people)(l)(m)(n)(o)(p)(q)(r)(s) .................        68,781,770                67.8%

* Less than one percent.

(a)

Consists of 14,984,097 shares and 2,966,742 warrants held by GS Capital Partners II, L.P., 5,956,795 shares and 1,179,401 warrants held by GS Capital Partners II Offshore, L.P., 552,685 shares and 109,427 warrants held by GS Capital Partners II Germany C.L.P., 773,101 shares and 152,234 warrants held by Stone Street Fund 1998, L.P., 233,322 shares and 45,945 warrants held by Bridge Street Fund 1998, L.P., 8,796,383 shares and 1,445,976 warrants held by GS Capital Partners III, L.P., 2,418,232 shares and 397,515 warrants held by GS Capital Partners III Offshore, L.P., 406,086 shares and 66,753 warrants held by GS Capital Partners III Germany C.L.P., 197,579 shares and 21,844 warrants held by Stone Street Fund 2000, L.P., and 131,720 shares and 14,563 warrants held by Bridge Special Opportunities Fund 2000, L.P. an affiliate of The Goldman Sachs Group, Inc., of which Goldman, Sachs & Co. (an underwriter in this offering) is an indirect wholly-owned subsidiary, is either the general partner, managing general partner or investment manager of each of these entities. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group, Inc. and its affiliates. The address of each of these funds is 85 Broad Street, New York, New York 10004. Based on a Schedule 13D filed with the SEC on December 11, 2000.

(b)

250 W. Pratt Street, Baltimore, Maryland 21201. Represents common stock held by wholly-owned subsidiary, Constellation Enterprises, Inc. and includes 705,900 warrants. Based on a Schedule 13G filed with the SEC on February 14, 2001.

(c)

Includes shares beneficially owned by the following wholly-owned subsidiaries of Mitsubishi Corporation: 3,677,419 shares owned by Diamond Generating Corporation, 3,677,419 shares owned by Diamond Cayman, Inc., and 387,098 shares owned by Mitsubishi International Corporation. The address of Diamond Generating Corporation is 333 South Grand Avenue, Suite 3000, Los Angeles, California 90071, of Diamond Cayman, Inc. is c/o Mitsubishi Corporation, 6-3 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-8086 Japan, and of Mitsubishi International Corporation is 520 Madison Avenue, New York, New York 10022.

(d)	Official 1, De Boelelaan 7, 1083HJ, Amsterdam, The Netherlands.

(e)	7 East Redwood, Baltimore, Maryland 21202.

(f)	Includes 345,643 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(g)	Includes 305,282 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(h)	Includes 249,183 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(i)	Includes 161,787 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(j)	Includes 7,229 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(k)	Includes 161,300 stores subject to stock options that are exercisable within 60 days of the date of this prospectus. 1095 Avenue of the Americas, New York, New York 10036.

(l)

111 Market Place, Baltimore, Maryland 21201. Mr. Crooke, who is Vice Chairman of Constellation Energy Group, an affiliate of Constellation Enterprises, disclaims beneficial ownership of the securities owned by Constellation Energy Group and its affiliates, except to the extent of his pecuniary interest in those securities.

(m)

85 Broad Street, New York, New York 10004. Mr. Friedman, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(n)

333 South Grand Avenue, Suite 3000, Los Angeles, California 90071. Mr. Kajita, who is Executive Vice President and Treasurer of Diamond Generating Corporation, a wholly-owned subsidiary of Mitsubishi Corporation, disclaims beneficial ownership of the securities owned by Mitsubishi and its affiliates, except to the extent of his pecuniary interest in those securities.

(o)

85 Broad Street, New York, New York 10004. Mr. Londal, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(p)

85 Broad Street, New York, New York 10004. Mr. O'Toole, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(q)	Represents stock options that are exercisable within 60 days of the date of this prospectus.

(r)	Represents stock options that are exercisable within 60 days of the date of this prospectus.

(s)	Includes 8,343,134 shares subject to warrants and stock options that are exercisable within 60 days of the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders' Agreement

General

          GS Capital Partners II, L.P. and other private investment partnerships affiliated with Goldman, Sachs & Co., Constellation Enterprises, affiliates of Mitsubishi Corporation, Tokyo Electric Power Company International B.V. and we were parties to a stockholders' agreement, most provisions of which terminated automatically upon the closing of our initial public offering in November 2000.

IPO Fees

          Pursuant to the stockholders' agreement, prior to our public offering, Goldman, Sachs & Co. had the right to provide all investment banking services on arms-length terms, conditions and pricing. We paid $16.4 million to Goldman, Sachs & Co. in connection with our initial public offering.

Advisory Fees

          Pursuant to the stockholders’ agreement, in addition to any other fees payable with respect to any of our financings or paid under our strategic alliance agreements, we paid 1% of the aggregate consideration paid in each acquisition transaction as an advisory fee to our stockholders in proportion to the percentage holding of each stockholder. For the year ended December 31, 2000, we paid a total of $11.9 million to GS Capital Partners II, L.P. and affiliated investment partnerships, $4.7 million to Constellation Enterprises, $1.8 million to affiliates of Mitsubishi Corporation and $1.2 million to Tokyo Electric Power Company International B.V. In 1999, we paid a total of $6.8 million to GS Capital Partners II, L.P. and affiliated investment partnerships and $2.9 million to Constellation Power Source (which was then our stockholder). In addition, prior to our initial public offering, Goldman, Sachs & Co. had the right to provide all investment banking services to us on arms-length terms, conditions and pricing. Both of these provisions terminated automatically upon the closing of our initial public offering.

Equity Investments

          Pursuant to the stockholders’ agreement, at the time of our formation in March 1998, GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Power Source irrevocably committed to provide us with additional equity capital subject to an aggregate maximum investment for each stockholder. Our other stockholders made similar commitments when they first purchased our stock in November 1999. The price at which each stockholder purchased stock upon the capital calls was set forth in the stockholders’ agreement at $10.00 per share for GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises and at $15.50 per share for our other stockholders, and was determined through arms-length negotiations and reflected our status and prospects at the time of the commitment. All commitments to provide equity under the stockholders’ agreement have been satisfied.

          The following table sets forth the equity investments to date for each of our principal stockholders:

                               Investor                                      Amount ($)
   ----------------------------------------------------------------        -------------

  Entities affiliated with The Goldman Sachs Group, Inc............        368,975,000
  Constellation Power Source, Inc. and affiliates..................        206,025,000
  Mitsubishi Corporation and affiliates............................        120,000,000
  Tokyo Electric Power Company International B.V...................         80,000,000

          In March 1998, November 1998, December 1998, June 1999, July 1999, September 1999 and April 2000, GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises made equity investments pursuant to capital calls based upon their respective commitments described above. These funds were primarily used to finance acquisitions. GS Capital Partners II, L.P. and affiliated investment partnerships purchased 30,000,000 shares and Constellation Enterprises and affiliates purchased 17,500,000 shares pursuant to those capital calls.

          Pursuant to the stockholders’ agreement, in connection with several capital calls, we issued warrants to GS Capital Partners II, L.P. and affiliated investment partnerships to purchase a total of 5,034,257 shares of our common stock at an exercise price of $10.00 per share and 1,366,143 shares at an exercise price of $15.50 per share, and to Constellation Enterprises to purchase a total of 705,900 shares at an exercise price of $10.00 per share. All of these warrants expire ten years from the date of issuance.

          Under the stockholders’ agreement, Goldman, Sachs & Co. was entitled to a fee of 5% of the proceeds received by us in a private placement of equity (other than capital calls under the stockholders’ agreement) for acting as our agent in the transaction. The placement of equity with affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. in November 1999 qualified as such a private placement and, under the stockholders’ agreement, Goldman, Sachs & Co. would have been entitled to a fee of $10 million. In connection with the negotiation of an amendment to the stockholders’ agreement, however, Goldman, Sachs & Co. agreed to reduce this fee to a total of $4 million in cash for all private placements. Of this amount, $2.4 million was earned in November 1999 and $1.6 million was earned in April 2000 at the time of capital calls against the prior commitments. We have satisfied all our obligations set forth in the stockholders’ agreement to pay fees in connection with any future placements of equity with new stockholders.

          In April 2000, our existing stockholders made equity investments to help finance the acquisition of the assets located in Ohio and Pennsylvania. First, all our existing stockholders satisfied their remaining commitments under the stockholders’ agreement at $10.00 per share for GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises and at $15.50 per share for affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. Second, GS Capital Partners II, L.P. and affiliated investment partnerships invested approximately $69 million and Constellation Enterprises invested approximately $31 million over and above the amount that they had previously committed to invest pursuant to the stockholders’ agreement at $15.50 per share.

          The stockholders’ agreement provides that our certificate of incorporation and bylaws shall provide for indemnification, advancement of expenses and limitation of the personal liability of our directors to the fullest extent permitted by law, and that such provisions may not be amended, repealed or otherwise modified in any manner adverse to any director until at least six years from the closing of this offering. In addition, pursuant to the stockholders’ agreement, all transactions between us and any of our stockholders or their affiliates shall occur only after arms-length negotiations which result in market-based price, terms and conditions.

Senior Notes

          In April and May 2000, Goldman, Sachs & Co. acted as one of several initial purchasers of $400 million of our senior notes, purchasing $250 million of notes at customary arms-length discounts. As of December 31, 2000, Goldman, Sachs & Co. did not hold any of our senior notes. For a discussion of the senior notes, see "Description of the Notes."

Orion Power MidWest, L.P. Credit Facility

          In connection with the credit facility of Orion Power MidWest, L.P. entered into in April 2000, Goldman Sachs Credit Partners L.P. acted as an arranger, syndication agent, joint book runner and lender. We entered into the credit facility after arms-length negotiations and at market terms and conditions. As of December 31, 2000, Goldman Sachs Credit Partners L.P., as a lender, has received interest payments and fees under this credit facility totaling approximately $4.7 million.

Constellation Power Source Strategic Alliance Agreement

          We entered into a strategic alliance agreement with Constellation Power Source, pursuant to which Constellation Power Source was the exclusive provider of, and had the right of first refusal for, power marketing and risk management services for our facilities. We terminated this agreement upon closing of our initial public offering. We did not pay any money to Constellation Power Source under this agreement other than payments made to Constellation Power Source under the other agreements described below.

          We paid approximately $200,000 in 1999 to Constellation Power Source for rent, telephone and information technology support.

          In a related agreement, affiliates of Constellation Power Source agreed not to compete with us for the acquisition of existing non-nuclear generation assets for the period that the strategic alliance agreement is in effect. Our termination of the strategic alliance agreement also had the effect of terminating the non-compete.

Constellation Operating Services Strategic Alliance Agreement

          We entered into a strategic alliance agreement with Constellation Operating Services pursuant to which it was the exclusive provider of day-to-day operating and maintenance services for each of the generation facilities we acquired a controlling interest in (including our existing facilities). This agreement terminated in April 2000 upon the completion of our acquisition of Constellation Operating Services’ subsidiaries.

          We also entered into separate, site-specific, market-based, arms-length contracts with subsidiaries of Constellation Operating Services, essentially on a cost plus basis, to perform day-to-day operations and maintenance services at certain facilities. These agreements terminated in April 2000 upon the completion of our acquisition of Constellation Operating Services’ subsidiaries.

Agency Agreement

          In April 2000, in connection with Orion Power MidWest, L.P.‘s obligations under the Provider of Last Resort Contract, we entered into an agency and sale agreement with Constellation Power Source which expires March 31, 2001. The agreement provides that Constellation Power Source will act as Orion Power MidWest, L.P.‘s agent to sell its excess energy to third-party purchasers and purchase energy on behalf of Orion Power MidWest, L.P. to enable Orion Power MidWest, L.P. to meet its obligations as the provider of last resort. In return, Constellation Power Source is entitled to receive a monthly fee ranging from $60,000, to $150,000 depending on the season and between 23% and 38% of net revenue generated from its agency sales (over certain revenue benchmarks). For the year ended December 31, 2000, we paid approximately $820,000 to Constellation Power Source as a fee under this agreement. We do not intend to extend this agreement after its expiration.

Tolling Agreements

          We have entered into a five year gas tolling agreement with Constellation Power Source relating to our operation of the Carr Street facility, which continues until 2003. Under this agreement, the counterparty will have the exclusive right to receive all energy, capacity and ancillary services produced by the plant. The counterparty will pay for, and be responsible for, all fuel used by the plant. We are currently paid approximately $3.6 million per annum as a fixed fee and $3.15 per megawatt hour generated, both of which will escalate by approximately 2.5% per annum. We have guaranteed portions of the plant’s operating performance, and failure to meet these guarantees could result in penalties. We believe that when we entered into this agreement the terms were no less favorable to us than terms we could negotiate in an arms-length transaction.

          We have entered into two financial tolling agreements with Constellation Power Source relating to a total of 300 megawatts of on-peak energy in New York City. One transaction, representing 200 megawatts, is in effect from November 2000 through October 2001, and the other transaction, representing 100 megawatts, is in effect from March 2001 through February 2002. Under these agreements, we will pay Constellation Power Source the NY-ISO determined market price minus the lesser of a factor of the New York City delivered gas or oil market price. Constellation Power Source will pay us a fixed monthly fee of $1.6 million and $0.9 million, respectively. We believe that the terms of these agreements are no less favorable to us than terms we could negotiate in an arms-length transaction.

Constellation Operating Services Acquisition

          In April 2000, we acquired all of the outstanding capital stock of four subsidiaries of Constellation Operating Services for $18.9 million in stock and $0.1 million in cash. Our board of directors approved the valuation of these subsidiaries, which was determined after arms-length negotiations, in accordance with our stockholders’ agreement.

Agreements Relating to Public Utility Holding Company Act Regulation

          We have entered into an agreement with Goldman, Sachs & Co. and its affiliates pursuant to which we have agreed that if Goldman, Sachs & Co. and its affiliates are no longer a controlling shareholder in us but still own 5% or more of our outstanding voting securities, and we wish to engage in any activities that will subject us to regulation under the Public Utility Holding Company Act of 1935, as amended known as PUHCA and which are prohibited under our certificate of incorporation without the consent of Goldman, Sachs & Co., Goldman, Sachs & Co. and its affiliates will negotiate in good faith with us to structure the transaction or its ownership interest in us so as to avoid material regulatory or other restrictions on us or Goldman, Sachs & Co. and its affiliates.

          In addition, we have entered into a separate agreement with affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. in the event we wish to engage in any transactions or activities that would subject them to regulation under PUHCA, solely by virtue of their ownership interest in us. We have agreed that for so long as affiliates of Mitsubishi Corporation or Tokyo Electric Power Company International B.V. own more than 5% of our outstanding voting securities, we will give them 60 days’ notice before engaging in any transactions or activities that would cause them to be deemed an "affiliate," or a "subsidiary company," or a "holding company" (as each of these terms is defined in PUHCA) or subject to regulation under PUHCA or the FPA, and will convert into non-voting stock, on a one-to-one basis, the number of shares of voting stock necessary to ensure that each will avoid becoming an "‘affiliate," or a "subsidiary company," or a "holding company" under PUHCA or subject to regulation under PUHCA. The affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. each has the right to convert their shares of non-voting stock into an equal number of voting common stock at any time and in their sole discretion. If either an affiliate of Mitsubishi Corporation’s or Tokyo Electric Power Company International B.V.‘s total share ownership in us, including voting and non-voting stock, falls below 5%, all of that stockholders’ non-voting shares will convert automatically back to voting common stock and the agreement will terminate with respect to that stockholder.

Loans from Stockholders

          During 1999 and 1998, GS Capital Partners II, L.P. and affiliated investment partnerships made loans to us of approximately $71.1 million and Constellation Enterprises made loans to us of approximately $41.2 million to allow us to pay our initial expenses. Each loan was for a five-year term, required earlier repayment in the event of our public offering, sale, liquidation or merger and accrued interest at 7%, payable semiannually. In November 1999, we repaid the total balance due to Constellation Enterprises with funds from the capital calls of our new investors. In April 2000, GS Capital Partners II, L.P. and affiliated investments partnerships converted all of their approximately $71.1 million in loans to 7,108,600 shares of common stock in satisfaction of a portion of its capital commitments.

          We paid interest of approximately $0.8 million in 1999 to affiliates of Constellation Enterprises. We accrued interest of approximately $2.2 million in 1999 and $3.7 million in 2000 to GS Capital Partners II, L.P. and affiliated investment partnerships.

Loans to Directors, Officers and Employees

          We have made the following loans to directors, officers and employees in connection with their purchase of common stock at the indicated dates:

                 Name                       Loan Amount ($)         Date
                 ----                       ---------------         -----

Frederic V. Salerno.................        $  5,000,300        April 2000
Jack A. Fusco.......................               7,873        December 1998
                                                 125,460        July 1999
Scott B. Helm.......................              15,746        December 1998
                                                 250,920        July 1999
W. Thaddeus Miller..................             150,000        July 1999
E. Thomas Webb......................             100,000        July 1999

          The loans are limited recourse to the borrower, secured by all shares and options held by the borrower on the date of the loan and all shares acquired by the borrower in connection with the exercise of options held on the date of the loan. Except in the case of Mr. Salerno, the loans each bear interest at 7% per annum and are repayable on the date which is five years from the date of the initial loan.

          Mr. Salerno’s loan bears interest at the greater of the London Interbank Offered Rate plus 1%, or the "applicable federal rate" as determined pursuant to the Internal Revenue Code. Interest accrues annually commencing December 31, 2000. The principal and interest are repayable on the first to occur of the fifth anniversary of the loan, one year after Mr. Salerno’s service as one of our directors terminates due to death, termination without cause, a fiduciary resignation or the expiration of the two year term of his director agreement, or the 90th day following the date Mr. Salerno’s service as a director terminates for any other reason.

Registration Rights

          Each of GS Capital Partners II, L.P. and affiliated investment partnerships, Constellation Enterprises, Constellation Operating Services, certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International has been granted registration rights by us pursuant to which each stockholder may require us from time to time after the expiration of six months from our initial public offering, to register their shares of common stock for sale to the public under the Securities Act. In addition, each of our stockholders has piggyback registration rights that allow them to include their shares of common stock in registration statements initiated by us. These, registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration statement.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

          When we sold the outstanding notes in April and May 2000, we entered into a registration rights agreement with the initial purchasers of those notes, which requires us to:

•	file with the SEC a registration statement related to the exchange notes;

•	use our commercially reasonable efforts to cause the registration statement to become effective under the Securities Act on or before July 15, 2001;

•	offer to the holders of the existing notes the opportunity to exchange their existing notes for a like principal amount of exchange notes upon the effectiveness of the registration statement; and

•	use commercially reasonable efforts to issue the exchange notes on the earliest practicable date and, in any event, within 30 business days of the effectiveness of the registration statement.

If we fail to satisfy our registration and exchange obligations under the registration rights agreement, we will be required to pay special penalty interest to the holders of the notes.

          A copy of the registration rights agreement is filed as an exhibit to the registration statement to which this prospectus is a part.

Terms of the Exchange Offer

          This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on _________ ___, 2001, or such later date and time to which we, in our sole discretion, extend the exchange offer.

          The form and terms of the notes being issued in the exchange offer are the same as the form and terms of the outstanding notes, except that:

•	the notes being issued in the exchange offer will have been registered under the Securities Act;

•	the notes issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the notes being issued in the exchange offer will not contain the registration rights and penalty interest provisions contained in the outstanding notes.

           Notes tendered in the exchange offer must be in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

          We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes;

•	if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, to terminate the exchange offer and not accept any notes for exchange; or

•	to amend the exchange offer in any manner.

          We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

          During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

How To Tender Notes for Exchange

          When the holder of outstanding notes tenders, and we accept, notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wilmington Trust Company, which will act as the exchange agent, at the address set forth below under the heading "—The Exchange Agent"; or

•	if notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth below under the heading "—The Exchange Agent."

          In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the notes being tendered into the exchange agent’s account at the Depository Trust Company, or DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

          The term "agent’s message" means a message, transmitted to the DTC and received by the exchange agent and forming a part of a book-entry transfer, or "book-entry confirmation," which states that the DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

          The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent directly to us.

          Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the notes surrendered for exchange are tendered:

•	by a registered holder of the notes; or

•	for the account of an eligible institution.

          An "eligible institution" is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

          If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If notes are registered in the name of a person other than the signer of the letter of transmittal, the notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

          We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any note improperly tendered;

•	refuse to accept any note if, in our judgment or the judgment of our counsel, acceptance of the note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender notes in the exchange offer.

          Our interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of notes for exchange, nor shall any of us incur any liability for failure to give such notification.

          If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

          If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

          By tendering, each holder will represent to us that, among other things, the person acquiring notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the notes issued in the exchange offer. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such notes to be acquired in the exchange offer, such holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

          Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Acceptance of Outstanding Notes for Exchange; Delivery of Notes Issued in the Exchange Offer

          Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue notes registered under the Securities Act. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See "—Conditions to the Exchange Offer" for a discussion of the conditions that must be satisfied before we accept any notes for exchange.

          For each outstanding note accepted for exchange, the holder will receive a note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Accordingly, registered holders of notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the outstanding notes, from November 1, 2000. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of penalty interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

          In all cases, we will issue notes in the exchange offer for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the DTC;

•	a properly completed and duly executed letter of transmittal or an agent's message; and

•	all other required documents.

          If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged notes without cost to the tendering holder. In the case of notes tendered by book-entry transfer into the exchange agent’s account at the DTC, such non-exchanged notes will be credited to an account maintained with the DTC. We will return the notes or have them credited to the DTC account as promptly as practicable after the expiration or termination of the exchange offer.

Book Entry Transfer

          The exchange agent will make a request to establish an account with respect to the outstanding notes at the DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the DTC’s system must make book-entry delivery of outstanding notes by causing the DTC to transfer such outstanding notes into the exchange agent’s account at the DTC in accordance with the DTC’s procedures for transfer. Such participant should transmit its acceptance to the DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. The DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at the DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message confirming that the DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of notes issued in the exchange offer may be effected through book-entry transfer at the DTC. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under "-- The Exchange Agent" on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

          If a holder of outstanding notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the notes tendered and the amount of the notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

          You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

          For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under "--The Exchange Agent." Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

          If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of notes tendered by book-entry transfer into the exchange agent’s account at the DTC, the notes withdrawn will be credited to an account maintained with the DTC for the outstanding notes. The notes will be returned or credited to the DTC account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under "—How to Tender Notes for Exchange" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

          We are not required to accept for exchange, or to issue, notes in the exchange offer for any outstanding notes. We may terminate or amend the exchange offer if at any time before the acceptance of such outstanding notes for exchange:

•	any federal law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	there shall occur a change in the current interpretation by the staff of the Securities and Exchange Commission which permits the notes issued in the exchange offer in exchange for the outstanding notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such notes acquired in the exchange offer are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of such notes issued in the exchange offer.

          The preceding conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

          Wilmington Trust Company has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

                                                 Main Delivery To:

                                    Wilmington Trust Company, As Exchange Agent

                                                                                     By facsimile
     By mail:                       By hand or overnight courier to:       (for eligible institutions only):

Wilmington Trust Company            Wilmington Trust Company
P.O. Box 8861                       1105 North Market Street, 1st Fl.      (302) 651-1079
Wilmington, DE  19899-8861          Wilmington, DE  19890                  Attn:  Corporate Trust Reorg.
Attn:  Corporate Trust Reorg.       Attn:  Corporate Trust Reorg.                   Services
         Services                            Services

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

          We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses.

          The cash expenses to be incurred in connection with the exchange offer will be paid by us and are estimated in the aggregate to be approximately $250,000.

Transfer Taxes

          Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

          Holders who desire to tender their outstanding notes in exchange for notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor Orion Power is under any duty to give notification of defects or irregularities with respect to the tenders of notes for exchange.

          Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering circular dated April 20, 2000, relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the outstanding notes under the Securities Act or under any state securities laws.

          Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Consequences of Exchanging Outstanding Notes

          Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act. Such notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not a broker-dealer tendering notes acquired directly from us;

•	such notes issued in the exchange offer are acquired in the ordinary course of such holder's business; and

•	such holder, other than broker-dealers, has no arrangement or understanding with any person to participate in the distribution of such notes issued in the exchange offer.

          However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

          Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of us;

•	it is not a broker-dealer tendering notes acquired directly from us;

•	it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer; and

•	it is acquiring the notes issued in the exchange offer in the ordinary course of its business.

          Each broker-dealer that receives notes issued in the exchange offer for its own account in exchange for outstanding notes must acknowledge that such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such notes issued in the exchange offer. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

          In addition, to comply with state securities laws of certain jurisdictions, the notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

DESCRIPTION OF THE NOTES

          The terms of the notes to be issued in the exchange offer are identical in all material respects to the terms of the outstanding notes, except that the transfer restrictions, registration rights and penalty interest provisions relating to the outstanding notes do not apply to the new registered notes. When we refer to the term "note" or "notes", we are referring to both the outstanding notes and the notes to be issued in the exchange offer. When we refer to "holders" of the notes, we are referring to those persons who are the registered holders of notes on the books of the registrar appointed under the indenture.

          We are able to issue notes from time to time under a document called an "indenture". The indenture, and its supplement under which these notes were issued, is a contract between us and Wilmington Trust Company, which acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, as described in the indenture. Second, the trustee performs administrative duties for us, such as sending interest payments to DTC and sending you notices. The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the notes are governed by New York law. The indenture and the supplemental indenture under which the notes were issued are available as set forth below under "—Additional Information." The indenture and its supplement are referred to as the "indenture."

          The following description of the provisions of the indenture is a summary only. More specific terms can be found in the indenture and the Trust Indenture Act of 1939, which is applicable to the indenture. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part.

Brief Description of the Notes

          The notes:

•	are our general unsecured obligations;

•	are on a parity in right of payment with all existing and future unsecured senior indebtedness of Orion Power, including our revolving credit facility;

•	are senior in right of payment to any of our future subordinated indebtedness, if any; and

•	will not be guaranteed by any of our subsidiaries.

          As of the date of the indenture, all of our subsidiaries were considered "restricted subsidiaries" under the indenture. However, under the circumstances described below under the subheading "— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate certain of our subsidiaries as "unrestricted subsidiaries." Our unrestricted subsidiaries are not subject to many of the restrictive covenants in the indenture.

          We conduct our operations through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. The notes will be effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries. Any right we have to receive assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are also recognized as a creditor of the subsidiary, in which case our claims would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. In addition, our ability to access the cash flow of our subsidiaries is subject to substantial restrictions. As of December 31, 2000, our subsidiaries had approximately $2.0 billion of indebtedness and $188 million of trade payables and other liabilities outstanding.

          The indenture contains an acknowledgment and agreement by us and by the trustee on behalf of the holders of the notes that:

•	the notes are our obligations only, without recourse to any of our officers or directors or shareholders, and that, in the event we undergo a bankruptcy, liquidation, dissolution or consolidation, the holders will have no rights to the assets of our subsidiaries or in any distribution from our subsidiaries that was made in violation of the provisions of the credit facilities of either Orion Power MidWest, L.P. or Orion Power New York, L.P., until the indebtedness created by those facilities has been repaid in full;

•	the holders of indebtedness under the credit facility of Orion Power MidWest, L.P. are relying on the above acknowledgment and agreement in extending such indebtedness; and

•	the holders of indebtedness under the credit facility of Orion Power New York, L.P. are relying on the above acknowledgment and agreement in consenting to our issuance of the notes as contemplated under the terms of the credit facility.

Principal, Maturity and Interest

          We will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on May 1, 2010.

          Interest on the notes will accrue at the rate of 12% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2001. We will make each interest payment to the holders of record on the immediately preceding April 15th and October 15th.

          Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Revolving Credit Facility

          Our $75 million revolving credit facility ranks equal in right of payment with the notes. During the term of this facility, we will be able to draw on this facility, subject to the conditions provided therein, in order to meet our obligations under the notes.

Methods of Receiving Payments on the Notes

          If a holder has given wire transfer instructions to us at least ten business days prior to the applicable payment date, we will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

          The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders, and we or any of our subsidiaries may act as paying agent or registrar.

Optional Redemption

          Before May 1, 2003, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 112% of the principal amount of the notes redeemed, plus all accrued and unpaid interest with the net cash proceeds of an equity offering. However, at least 65% of the notes must remain outstanding after the occurrence of the redemption (not including notes held by us or our subsidiaries), and we must redeem the notes within 60 days of the date of the closing of the equity offering. We may not otherwise redeem the notes prior to maturity.

Mandatory Redemption

          We are not required to make any mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

          If we liquidate, sell substantially all our assets, transfer more than 50% of our voting stock, merge into another entity, or the majority of the seats on our board change hands (any of which is considered a change of control under the indenture), each holder of notes will have the right to require us to repurchase all or any part of that holder’s notes for 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest. Within 30 days following any change of control, we will mail a notice to each holder describing the transaction or transactions that constitute the change of control and offering to repurchase notes. We will comply with all securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with this repurchase of notes.

          On the repurchase date, which will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, we will:

•	accept for payment all notes or portions of notes,

•	deposit with the paying agent an amount equal to the applicable repurchase price, and

•	deliver the accepted notes to the trustee together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

          The paying agent will promptly mail to each holder of notes properly tendered the applicable repurchase payment for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered. Each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of this offer to repurchase notes on or as soon as practicable after the repurchase date.

          The provisions described above that require us to make this offer to repurchase notes following a change of control will apply regardless of whether any other provisions of the indenture apply. The indenture does not contain any other provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. We will not be obligated to repurchase notes upon a change of control if we exercise our right under the indenture to redeem all of the notes on or prior to the date on which this offer to repurchase notes must be consummated.

          We will not be required to make this repurchase offer upon a change of control if a third party makes the repurchase offer in compliance with the requirements stated in the indenture and purchases all notes properly tendered and not withdrawn under the repurchase offer.

           Asset Sales

          The indenture prohibits us and our restricted subsidiaries from selling our assets not in the ordinary course of business. However, the following transactions are not considered asset sales under the indenture:

•	a sale of assets having a value of less than $5 million,

•	an issuance of equity interests by a restricted subsidiary to us or another restricted subsidiary,

•	a sale or lease of equipment that is no longer being used by us,

•	transfers of cash or cash equivalents,

•	investments that are otherwise permitted under the indenture, and

•	the granting of a lien otherwise permitted under the indenture.

          Asset sales in which we receive consideration at least equal to the fair market value of the assets sold are also permitted under the indenture. However, if the consideration received is more than $15 million, our board of directors must determine the fair market value and deliver its determination to the trustee in the form of a resolution contained in an officer’s certificate. In addition, at least 60% of the consideration received in such asset sale by us must be in the form of cash or cash equivalents. Cash equivalents may include securities if they are promptly sold. Cash equivalents also include assumption of liabilities.

          Within 365 days after a permitted sale of assets, we may apply the net proceeds from an asset sale for any of the following purposes:

•	to repay indebtedness under one of our credit facilities,

•	to acquire a power generating facility or a business, or assets used in a business, that develops, constructs, manages, or improves power generating facilities,

•	to make capital expenditures, or

•	to acquire a minority interest in one of our restricted subsidiaries.

          Any proceeds from an asset sale that are not applied or invested as provided above in the preceding paragraph will constitute "excess proceeds." When the aggregate amount of excess proceeds exceeds $25.0 million, we will make an offer to all holders of notes and all holders of other indebtedness that is equal to the notes to repurchase their notes and other indebtedness. The offer price will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any excess proceeds remain after consummation of this offer, we may use those excess proceeds for any purpose not otherwise prohibited by the indenture. We will comply with all securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with this repurchase of notes and other indebtedness.

          The credit facilities of Orion Power MidWest, L.P. and Orion Power New York, L.P. contain prohibitions against asset sales and events that would constitute a change of control under the indenture. In addition, the exercise by the holders of notes of their right to require us to repurchase the notes upon a change of control or an asset sale could cause a default under these credit facilities due to the financial effect of such repurchases on us, even if the change of control or asset sale itself does not cause a default. These credit facilities also severely restrict our ability to access the cash flow of our subsidiaries for any purpose, including to finance an offer to repurchase notes upon a change of control or an asset sale. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources. See "Risk Factors — Risks Relating to our Business and Operations — If a change in control occurs, it may negatively affect or allow termination of several of our important agreements."

Selection and Notice

          If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

           (1)     if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)      if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

          No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

          If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Restricted Payments

          We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly:

•	declare or pay any dividend or make any other payment or distribution on account of our stock;

•	purchase, redeem or otherwise acquire our stock (except employee stock up to a certain amount) unless we use the proceeds of a concurrent sale of stock to effect this purchase or redemption;

•	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any indebtedness that is subordinated in right of payment to the notes, except a payment of interest or principal at the stated maturity of the indebtedness or to refinance the indebtedness within one year of its final maturity date or if the payment is made out of proceeds of a concurrent sale of stock or permitted debt; or

•	make any investment unless the investment is specifically permitted under the indenture.

           However, we may make any of the restricted payments listed above if:

•	no default has occurred and is continuing or would occur as a consequence of the payment;

•	we would be in compliance with our fixed charge coverage ratio test under the indenture; and

•	the restricted payment, together with the aggregate amount of the restricted payments listed above made by us after the date of the indenture is less than $10 million or the sum of:

•	50% of our consolidated net income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing prior to the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such restricted payment, plus

•	100% of the aggregate net cash proceeds received by us since the date of the indenture as a contribution to our common equity capital or from the issue or sale of our equity interests, plus

•	payments of interest or return of capital on investments restricted by the indenture, plus

•	the fair market value of our investment in any unrestricted subsidiary designated as restricted after the date of the indenture, plus

•	any guarantee made by us if the obligation arising under such guarantee no longer exists.

Incurrence of Indebtedness and Issuance of Preferred Stock

          We will not, and will not permit any of our restricted subsidiaries to become liable on any indebtedness unless we are in compliance with the financial coverage ratios specified in the indenture. We may, however, incur the following indebtedness:

•	intercompany indebtedness and guarantees,

•	letters of credit less than $10 million if any account balance on the letter of credit is paid within 30 days,

•	other indebtedness less than $25 million,

•	indebtedness in the ordinary course of business if paid within 5 business days,

•	indebtedness involving hedging transactions,

•	indebtedness equal to less than 7.5% of our consolidated tangible assets incurred to finance capital expenditures or to finance acquisitions or development of property or equipment or a subsidiary that owns or develops power generating facilities,

•	indebtedness under a credit facility if our indebtedness under our existing credit facilities is less than an amount specified by the indenture, and

•	if we use the proceeds to refinance other indebtedness.

          In addition, we will not incur any indebtedness that is subordinated in right of payment to any other indebtedness of ours unless the indebtedness is also contractually subordinated in right of payment to the notes.

           Liens

          We will not and will not permit any of our restricted subsidiaries to incur any lien upon any of our property or assets unless all payments due under the indenture and the notes are secured on an equal basis with the obligations secured by the lien.

          We may, however incur the following liens:

•	liens to secure indebtedness as long as the sum of the amount of indebtedness secured by the liens plus our total obligations under any sale/leaseback transactions do not exceed 10% of our consolidated tangible assets as of the end of our most recent fiscal quarter,

•	liens incurred under or permitted by our existing credit facilities,

•	liens incurred under hedging transactions,

•	intercompany liens,

•	liens existing on the date of the indenture or on the assets of an acquired property or business at the time of acquisition or any liens replacing those liens, and

•	liens securing capital lease obligations or purchase money obligations.

           Dividend and Other Payment Restrictions Affecting Subsidiaries

          We will not restrict ourselves and will not permit any of our restricted subsidiaries to restrict itself from:

•	paying dividends or distributions to us or any of our restricted subsidiaries;

•	making loans or advances to us or any of our restricted subsidiaries; or

•	transferring any properties or assets to us or any of our restricted subsidiaries.

          However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

•	any indebtedness existing on the date of the indenture;

•	any instrument governing indebtedness of any business we acquire that is limited to the assets of the acquired business;

•	any capital lease or purchase money obligations;

•	any liens incurred in connection with any financing for the purpose of paying down existing indebtedness that are no more restrictive than the lien under the existing indebtedness;

•	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; or

•	restrictions imposed pursuant to the terms of indebtedness permitted by the indenture if the restrictions are commercially reasonable, are required in order to obtain the financing giving rise to the indebtedness, and will not impair our ability to make interest and principal payments as required under the notes.

Merger, Consolidation or Sale of Assets

          We may not merge into another person or transfer substantially all our assets unless:

•	the surviving entity (which must be organized in the U.S.) assumes all our obligations under the notes;

•	no default will occur; and

•	we comply with the financial coverage ratios required by the indenture

          This provision will not prohibit an intercompany merger or consolidation or a merger with an affiliate for the purpose of reorganizing in another jurisdiction.

Transactions with Affiliates

          We will not, and will not permit any of our restricted subsidiaries to, enter into a transaction with an affiliate unless:

(1)	the terms of the transaction are no less favorable to us than those that would be obtainable in a comparable transaction in arm’s-length dealings with an unrelated third party; and

(2)

if the transaction involves assets or property having value in excess of $10.0 million, the transaction has been approved by a majority of our directors who do not have a financial interest in the transaction or if our board receives a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the noteholders from a financial point of view.

          This restriction does not prohibit the following transactions:

•	transactions between or among us and/or our restricted subsidiaries;

•	any sale or other issuance of stock to an affiliate;

•	payments by us or any of our restricted subsidiaries to Goldman, Sachs & Co. or any of its affiliates in connection with any financial or banking services;

•	transactions with Constellation Energy Group, Inc. or any of its affiliates in the ordinary course of business;

•	transactions with Mitsubishi Corporation, Tokyo Electric Power Company International B.V. or any of their affiliates in the ordinary course of business;

•	transactions under any agreement in effect on the date of the indenture; and

•	transactions permitted by the Orion Power New York, L.P. credit facility.

Sale and Leaseback Transactions

          We will not, and will not permit any of our restricted subsidiaries to, enter into any sale/ leaseback transaction unless:

•	we would be entitled to create a lien on the property in an amount equal to our total obligations under the sale/leaseback transaction under our lien covenant described above under the caption "— Liens";

•	the net proceeds of the sale are at least equal to the fair value of the property sold, and we apply the proceeds to pay down indebtedness or we purchase other property having a fair market value equal to the fair value of the assets or property sold in the sale/leaseback transaction;

•	the sale/leaseback transaction is between us and any of our restricted subsidiaries or between any of our restricted subsidiaries; or

•	our total obligations under any sale/leaseback transactions plus the amount of indebtedness secured by liens restricted under the indenture does not exceed 10% of our consolidated tangible assets as of the end of our most recent fiscal quarter.

Limitation on Line of Business

          We will not engage in any business other than the business of owning and developing power generating facilities. In addition, we will conduct our businesses in a manner so as to maintain the exemption from treatment as a public utility holding company under PUHCA. However, if PUHCA is amended in such a manner that compliance would result in a material adverse effect on our results of operations or financial condition, then we shall not be required to comply with this paragraph.

Designation of Restricted and Unrestricted Subsidiaries

          Our board of directors may designate any restricted subsidiary to be an unrestricted subsidiary if that designation would not cause a default under the notes. However, the business currently operated by Orion Power New York, L.P. or the business operated by Orion Power MidWest, L.P. may not be held by an unrestricted subsidiary. Furthermore, if a restricted subsidiary is designated as an unrestricted subsidiary, the amount of our investment in that subsidiary will reduce the amount of investment or payments permitted under the indenture. Our board of directors may redesignate any unrestricted subsidiary to be a restricted subsidiary if the redesignation would not cause a default.

Reports

          For so long as any notes are outstanding, we will furnish the holders of the notes with copies of our annual, quarterly and current reports which we are required to file with the SEC pursuant to the Exchange Act. In addition, whether or not required by the SEC, we will file a copy of the annual, quarterly and current reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. We have also agreed, for so long as any notes remain outstanding, to furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, until such time as we have either exchanged the notes for securities identical in all material respects which have been registered under the Securities Act or until such time as all holders of notes have disposed of their notes pursuant to an effective registration statement under the Securities Act.

Events of Default and Remedies

          Each of the following is considered an event of default:

           (1)     default for 30 days in the payment when due of interest on the notes;

           (2)     default in payment when due of the principal of the notes;

           (3)     default in performance of any other covenants in the indenture or in the notes for 60 days after written notice to us;

           (4)     the default by us or any of our restricted subsidiaries under any indebtedness having an outstanding principal amount of $25.0 million;

           (5)     a final judgment is rendered against us for an amount in excess of $25.0 million; and

           (6)     events of bankruptcy or insolvency.

          If any default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. If an event of bankruptcy or insolvency occurs, all outstanding notes will become due and payable immediately without further action or notice.

No Personal Liability of Directors, Officers, Employees and Stockholders

          None of our directors, officers, employees or stockholders, will be liable for any of our obligations under the notes or the indenture.

Legal Defeasance and Covenant Defeasance

          We may at any time, elect to have all of our obligations discharged with respect to the outstanding notes by depositing with the trustee, in trust, for the benefit of the holders of the notes, cash or cash equivalents in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, investment bank, or appraisal firm to pay the principal of, premium and all interest on the outstanding notes on the stated maturity or on any applicable redemption date.

Amendment, Supplement and Waiver

          The indenture or the notes may be amended and any default may be waived with the consent of the holders of at least a majority in principal amount of the notes then outstanding.

          However, without the consent of each holder affected, an amendment or waiver may not:

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes;

•	reduce the rate of or change the time for payment of interest on any note; or

•	waive a default in the payment of principal of, or interest or premium, if any, on the notes.

           Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to make any administrative changes that do not affect the rights of any holders.

Satisfaction and Discharge

          The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when either all notes have been delivered to the trustee for cancellation or all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year, and we have deposited with the trustee cash or cash equivalents in an amount sufficient to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation and have paid all sums payable by us under the indenture. In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

          The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case any default occurs and is continuing, in taking any action against us, the trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs. The trustee will otherwise not be obligated to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

          Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Orion Power Holdings, Inc., 7 East Redwood Street, Baltimore, MD 21202, Attention: Chief Financial Officer.

BOOK-ENTRY; DELIVERY

          Except as set forth below, the exchange notes will initially be issued in the form of one or more Global Notes (each, a "New Global Note"). Each New Global Note will be deposited on the date of the closing of the exchange of the outstanding notes for the exchange notes with, or on behalf of, DTC and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a New Global Note directly through DTC or indirectly through organizations which are participants in the DTC system.

          Unless and until they are exchanged in whole or in part for certificated notes, the New Global Notes may not be transferred except as a whole by DTC or its nominee.

          DTC has advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

•	Upon the issuance of the New Global Notes, DTC or its custodian will credit, on its internal system, the respective principal amounts of the exchange notes represented by the New Global Notes to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the New Global Notes will be limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as "participants." Ownership of beneficial interests in the New Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

          As long as DTC or its nominee is the registered owner or holder of the New Global Notes, DTC or the nominee, as the case may be, will be considered the sole record owner or holder of the exchange notes represented by the New Global Notes for all purposes under the indenture and the exchange notes. No beneficial owners of an interest in the New Global Notes will be able to transfer that interest except according to DTC’s applicable procedures, in addition to those provided for under the indenture. Owners of beneficial interests in the New Global Notes will not:

•	be entitled to have the exchange notes represented by the New Global Notes registered in their names,

•	receive or be entitled to receive physical delivery of certificated notes in definitive form, and

•	be considered to be the owners or holders of any exchange notes under the New Global Notes.

          Accordingly, each person owning a beneficial interest in the New Global Notes must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of exchange notes under the New Global Notes. We understand that under existing industry practice, if an owner of a beneficial interest in the New Global Notes desires to take any action that DTC, as the holder of the New Global Notes, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

          Payments of the principal of, premium, if any, and interest on the exchange notes represented by the New Global Notes will be made by us to the trustee and from the trustee to DTC or its nominee, as the case may be, as the registered owner of the New Global Notes. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the New Global Notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

          We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the New Global Notes will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the New Global Notes, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the New Global Notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

          Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of notes in certificated form for any reason, including to sell notes to persons in states which require the delivery of the notes or to pledge the notes, a holder must transfer its interest in the New Global Notes in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

          Unless and until they are exchanged in whole or in part for certificated exchange notes in definitive form, the New Global Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

          Beneficial owners of exchange notes registered in the name of DTC or its nominee will be entitled to be issued, upon request, exchange notes in definitive certificated form.

          DTC has advised us that DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the New Global Notes are credited. Further, DTC will take any action permitted to be taken by a holder of notes only in respect of that portion of the aggregate principal amount of notes as to which the participant or participants has or have given that direction.

          Although DTC has agreed to these procedures in order to facilitate transfers of interests in the New Global Notes among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

          Subject to specified conditions, any person having a beneficial interest in the New Global Notes may, upon request to the trustee, exchange the beneficial interest for exchange notes in the form of certificated notes. Upon any issuance of certificated notes, the trustee is required to register the certificated notes in the name of, and cause the same to be delivered to, the person or persons, or the nominee of these persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the New Global Notes, and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the New Global Notes.

PLAN OF DISTRIBUTION

          Each broker-dealer that receives notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in the exchange offer where the outstanding notes were acquired as a result of market-making activities or other trading activities.

          We will not receive any proceeds from any sale of notes by broker-dealers. Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such notes. Any broker-dealer that resells notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and profit on any such resale of notes issued in the exchange and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

          We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. We note, however, that, in the opinion of the SEC, indemnification against liabilities arising under federal securities laws is against public policy and may be unenforceable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following is a summary of material United States federal income tax consequences associated with the exchange of outstanding notes for exchange notes pursuant to the exchange offer and the ownership and disposition of those exchange notes. It deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons holding notes as a hedge or as a position in a "straddle" or as part of a "conversion transaction" for tax purposes, persons who are required to mark-to-market for tax purposes, persons receiving payments from the offices of any broker not located in the United States, or persons whose functional currency is not the United States dollar. This summary does not deal with holders other than original purchasers (except where otherwise specifically noted). In addition, this summary does not address any aspect of state, local or foreign taxation. This summary is based upon current United States federal income tax laws, regulations, rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect.

          For purposes of this summary, the term "U.S. person" means a beneficial owner of a note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia (except in the case of a partnership as otherwise provided by Treasury Regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered U.S. persons. As used herein, the term "non-U.S. person" means a beneficial owner of a note that is not a U.S. person.

          The United States federal income tax discussion that appears below is included for general information purposes only. You are advised to consult with your own tax advisor regarding the particular tax consequences to you of the acquisition, ownership, sale or other disposition of notes in light of your particular tax and investment situation and the particular federal, state, local and foreign tax laws applicable to you.

          This discussion is divided into four sections. If you are a "U.S. person," you should read the section captioned "U.S. Holders." If you are a "non-U.S. person," you should read the section captioned "Non-U.S. Holders." All of you should read the section captioned "Exchange Offer" and the section captioned "Backup Withholding."

Exchange Offer

          The exchange of outstanding notes for the notes issued in the exchange offer will not be treated as an "exchange" for United States federal income tax purposes because the notes issued in the exchange offer will not differ materially in kind or extent from the outstanding notes. Rather, the notes received by a holder in the exchange offer will be treated as a continuation of the outstanding notes in the hands of the exchanging holder. As a result, there will be no United States federal income tax consequences to holders exchanging their outstanding notes for notes issued in the exchange offer. In addition, any exchanging holder of outstanding notes will have the same adjusted tax basis and holding period in the notes issued in the exchange offer as such holder had in the outstanding notes immediately prior to the exchange.

U.S. Holders

          Payments of Interest. Under general principles of current United States federal income tax law, interest on a note generally is taxable to you as ordinary interest income at the time you accrue or receive the interest in accordance with your method of accounting for tax purposes.

          Disposition of a Note. Under general principles of current United States federal income tax law, upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss in an amount equal to the difference, if any, between the amount you realize from the disposition (other than amounts representing accrued and unpaid interest) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally equals your initial investment in the note. Gain or loss realized by you on the sale, exchange, retirement or other disposition of a note generally will be capital gain or loss and the capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the note for more than one year. The maximum long-term capital gain tax rate for individual taxpayers is 20% (and could be lower for gains realized in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions).

Non-U.S. Holders

           Subject to the discussion of backup withholding below, payments of interest on a note that you receive from us or our agent generally will not be subject to United States federal income or withholding tax, provided that

(1)	you

•	do not actually or constructively own a 10% or greater interest in our capital or profits, and

•	are not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership for United States federal income tax purposes;

(2)	such interest payments are not effectively connected with the conduct of a trade or business carried on by you within the United States; and

(3)	we or our paying agent receives

•	from you, a properly completed Form W-8BEN (or substitute Form W-8BEN) signed under penalties of perjury which provides your name and address and certifies that you are a non-U.S. person, or

•	from a security clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business on behalf of you, certification under penalties of perjury that the Form W-8BEN (or substitute Form W-8BEN) has been received by it, or by another such financial institution, from you, and a copy of the Form W-8BEN (or substitute Form W-8BEN) is furnished to us or our paying agent.

          If you do not qualify for an exemption from withholding under the preceding paragraph, you generally will be subject to withholding of United States federal income tax at the rate of 30% (or a lower rate if a treaty applies) when you receive payments of interest on the notes.

          If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of the trade or business, you will not be subject to a withholding tax (assuming proper certification is provided), but you will be subject to United States federal income tax on the interest on a net income basis in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to a branch profits tax at a 30% rate (or, if applicable, a lower rate specified by a treaty).

          New rules have been issued to consolidate and modify the current certification requirements and means by which you may claim exemption from withholding and backup withholding. These rules apply to payments made after December 31, 2000 and provide certain presumptions regarding your tax status if you do not provide appropriate documentation to make this determination. You must provide certification that complies with these new rules by the first payment date after these rules become effective. If you are claiming benefits under an income tax treaty, you may be required to obtain a taxpayer identification number and to certify your eligibility under the appropriate treaty’s limitations on benefits articles in order to comply with the new rules. In addition, the new rules may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a note. Because these rules may apply differently to different holders, you should consult your own tax advisor regarding the application of these rules to you.

          Subject to the discussion concerning backup withholding, any gain realized by you on the sale, exchange, retirement or other disposition of a note generally will not be subject to a United States federal income tax, unless (1) such gain is effectively connected with the conduct of a trade or business carried on by you within the United States, or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied. Any such gain that is effectively connected with the conduct of a United States trade or business by you will be subject to United States federal income tax on a net income basis in the same manner as if you were a U.S. person and, if you are a corporation, such gain may also be subject to the 30% United States branch profits tax.

          If you are an individual who at the time of death is not a citizen or resident of the United States, the note held by you at the time of your death will not be subject to United States federal estate tax, provided that (1) you do not actually or constructively own a 10% or greater interest in our capital or profits and (2) the interest accrued on the note was not effectively connected with your conduct of a United States trade or business.

Backup Withholding

          The payment of interest or principal on a note generally is subject to information reporting and possibly to backup withholding. Information reporting means that the payment is required to be reported to you and to the Internal Revenue Service. Backup withholding means that the payor is required to collect and deposit 31% of your payment with the IRS as a tax payment on your behalf.

          If you are a U.S. person (other than a corporation or certain exempt organizations), you may be subject to backup withholding if you do not supply an accurate taxpayer identification number and certify that your taxpayer identification number is correct. You may also be subject to backup withholding if the United States Secretary of the Treasury determines that you have not reported all interest and dividend income required to be shown on your federal income tax return or if you do not certify that you have not underreported your interest and dividend income. If you are a non-U.S. person, backup withholding and information reporting generally will not apply to payments made to you if you have certified that you are a non-U.S. person in the manner set forth above in "Non-U.S. Holders" or you otherwise establish an exemption from backup withholding (provided that the payor does not have actual knowledge that you are a U.S. person or that the conditions of any exemption are not satisfied).

          Upon the disposition of a note to (or through) the United States office of a broker, the broker must report the disposition to the IRS and withhold 31% of the entire proceeds of the disposition, unless either (a) the broker determines that you are a corporation or other exempt recipient or (b) you provide, in the required manner, certain identifying information and, in the case of a non-U.S. person, certify under penalties of perjury that you are a non-U.S. person (provided the payor does not have actual knowledge that you are a U.S. person). Payments of the proceeds of a disposition of the notes by or through a foreign office of a United States broker or foreign broker with certain relationships to the United States generally will be subject to information reporting, but not backup withholding, unless (a) the broker has documentation of your foreign status and has no actual knowledge to the contrary or (b) you otherwise establish an exemption from information reporting.

          Any amount withheld from a payment to you under the backup withholding rules is refundable or allowable as a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS. Certain holders (including, among others, corporations and foreign individuals who comply with certain certification requirements) are not subject to backup withholding.

          As indicated above in "—Non-U.S. Holders," the Treasury Department has issued new rules that consolidate and modify the current certification requirements and means by which you may claim exemption from United States federal income tax withholding and provide certain presumptions regarding your status when payments to you cannot be reliably associated with appropriate documentation provided to the payor. The regulation generally will be effective with respect to distributions made after December 31, 2000. You should consult your own tax advisor regarding the effect these regulations will have on your reporting and certification requirements.

LEGAL MATTERS

          The validity of the notes being offered will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York.

EXPERTS

        Our consolidated financial statements included in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

Orion Power Holdings, Inc.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS:

Report of Independent Public Accountants

Consolidated Balance Sheets as of December 31, 1999 and 2000

Consolidated Statements of (Loss) Income for the Period from March 10, 1998 (Date of Inception)
     to December 31, 1998 and for the Years Ended December 31, 1999 and 2000

Consolidated Statements of Changes in Stockholders' Equity
for the Period from March 10, 1998 (Date of Inception) to
December 31, 1998 and for the Years Ended December 31, 1999 and 2000

Consolidated Statements of Cash Flows for the Period from March 10, 1998 (Date of Inception)
     to December 31, 1998 and for the Years Ended December 31, 1999 and 2000

Notes to Consolidated Financial Statements December 31, 1999 and 2000

F-2 F-3 F-5 F-6 F-7 F-9

Report of Independent Public Accountants

To Orion Power Holdings, Inc.:

           We have audited the accompanying consolidated balance sheets of Orion Power Holdings, Inc. (a Delaware corporation) and subsidiaries (Orion Power) as of December 31, 1999 and 2000, and the related consolidated statements of (loss) income, changes in stockholders’ equity and cash flows for the period from March 10, 1998 (date of inception), to December 31, 1998, and for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of Orion Power’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Power Holdings, Inc. and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the period from March 10, 1998 (date of inception) to December 31, 1998 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Vienna, Virginia
March 2, 2001

Orion Power Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets
as of December 31, 1999 and 2000
(In Thousands)

                                                                                  1999                2000
                                                                             --------------        ---------
Assets
Current assets:
     Cash and cash equivalents                                               $       78,549       $  135,834
     Restricted cash                                                                 56,866          283,426
     Accounts receivable net of allowances for bad debts $1,458 in 2000              37,271          154,777
     Inventories and supplies                                                        10,427           44,881
     Deferred income tax assets                                                       1,083           14,920
     Prepaid expenses and other current assets                                       13,765           28,307
                                                                                     ------           ------
Total current assets                                                                197,961          662,145
                                                                                    -------          -------

Property and equipment, net of accumulated depreciation of $18,075 and
$116,861 for 1999 and 2000, respectively                                            975,835        3,083,546
                                                                                    -------        ---------

Other noncurrent assets:
     Prepaid expenses and other noncurrent assets                                     3,164           12,134
     Identifiable purchased intangibles, net of accumulated
       amortization of $857 and $4,998, for 1999 and 2000, respectively              59,284           70,786

     Deferred  financing  costs,  net  of  accumulated  amortization  of
       $2,178 and $13,459, for 1999 and 2000, respectively                           15,763           41,579
                                                                                     ------           ------

Total other noncurrent assets                                                        78,211          124,499
                                                                                     ------          -------
Total assets                                                                  $   1,252,007       $3,870,190
                                                                              =============       ==========

                    The accompanying notes are an integral part of these consolidated balance sheets.

Orion Power Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets
as of December 31, 1999 and 2000
(In Thousands, Except Share Data)

                                                                                   1999              2000
                                                                            --------------        ----------
Liabilities and stockholders' equity
Current liabilities:
     Accounts payable                                                        $     23,643            117,000
     Accrued expenses                                                              14,420             50,711
     Accrued interest                                                               3,573             18,641
     Deferred revenue                                                               1,794              1,836
     Note payable - current portion                                                   286                261
                                                                                 --------          ---------
Total current liabilities                                                          43,716            188,449

Note payable, long-term                                                               308                 --
Notes payable to stockholders                                                      71,086                 --
Long-term debt                                                                    716,000          2,367,637
Deferred income tax liabilities                                                     3,094              8,931
Other long-term liabilities                                                        22,387             50,391
                                                                                 --------          ---------
Total liabilities                                                                 856,591          2,615,408
                                                                                 --------          ---------

Commitments and contingencies (Note 8)

Stockholders' equity:
     Common stock, $.01 par value; 200 million shares authorized;
       36,162,629 and 93,095,926 shares issued and outstanding as of
       December 31, 1999 and 2000, respectively                                       362                931
     Additional paid-in capital                                                   393,416          1,230,467
     Deferred compensation                                                         (1,811)            (3,359)
     Notes receivable from officers                                                  (671)            (5,916)
     Retained earnings                                                              4,120             32,659
                                                                                 --------          ---------
Total stockholders' equity                                                        395,416          1,254,782
                                                                                 --------          ---------
Total liabilities and stockholders' equity                                   $  1,252,007          3,870,190
                                                                             ============        ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

Orion Power Holdings, Inc. and Subsidiaries

Consolidated Statements of (Loss) Income
for the Period from March 10, 1998 (Date of Inception) to December 31, 1998 and for the Years Ended December 31, 1999 and 2000
(In Thousands, Except Per Share Amounts)

                                                                     1998               1999                 2000
                                                                  ---------          ----------           ---------
      Operating revenues (Note 6)                                 $     314           $ 134,074           $ 957,569
      Operating expenses
           Fuel                                                        --                20,463             437,763
           Operations and maintenance (Note 6)                           24              22,732              97,607
           General and administrative                                 2,620              16,755              37,082
           Taxes, other than income taxes                              --                20,785              60,751
           Depreciation and amortization                                 94              18,938             103,196
            Charge for buyout of operations and
               maintenance contracts with  related
               party (Notes 3 and 6)                                   --                  --                19,000
                                                                  ---------           ---------           ---------
      Total operating expenses                                        2,738              99,673             755,399
                                                                  ---------           ---------           ---------

      Operating (loss) income                                        (2,424)             34,401             202,170
      Interest income                                                    13               1,824              15,281
      Interest expense                                                 (137)            (25,767)           (168,670)
                                                                  ---------           ---------           ---------
      (Loss) income before (benefit) provision for income tax        (2,548)             10,458              48,781
      Income tax (benefit) provision                                 (1,006)              4,796              20,242
                                                                  ---------           ---------           ---------
      Net (loss) income                                           $  (1,542)          $   5,662           $  28,539
                                                                  =========           =========           =========

      (Loss) earnings per average common share:
      Basic                                                       $  (12.94)          $    0.39           $    0.46
                                                                  =========           =========           =========
      Diluted                                                     $  (12.94)          $    0.38           $    0.44
                                                                  =========           =========           =========

               The accompanying notes are an integral part of these consolidated financial statements.

Orion Power Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
For the Period from March 10, 1998 (Date of Inception) to December 31, 1998 and for the Years Ended December 31, 1999 and 2000
(In Thousands, Except Share Amounts)

                                                                                      Notes
                                                             Additional               receivable  Retained
                                           Common stock      paid-in     Deferred     from        (deficit)
                                       Shares       Amount   capital     compensation officers    earnings    Total
                                       -------------------------------------------------------------------------------
Beginning balance, March 10, 1998             --     $ --     $     --    $    --     $    --      $   --     $    --
  Sale of common stock                   1,864,542      19       18,626        --          (35)        --       18,610
  Net loss                                    --       --           --         --          --        (1,542)    (1,542)
                                       -----------   -----  -----------  ----------    --------    ---------   --------
Balance, December 31, 1998               1,864,542      19       18,626        --          (35)      (1,542)    17,068
 Sale of common stock, net of fees      34,298,087     343      382,623        --         (636)         --     382,330
 Distribution to stockholders (Note 6)        --       --        (9,750)       --          --           --      (9,750)
 Deferred compensation pursuant to
    issuance of stock options                 --       --         1,917     (1,917)        --           --         --
 Amortization of deferred compensation        --       --           --         106         --           --         106
 Net income                                   --       --           --         --          --         5,662      5,662
                                       -----------   -----  -----------  ----------    --------    ---------   --------
Balance, December 31, 1999              36,162,629     362      393,416     (1,811)       (671)       4,120    395,416
 Sale of common stock, net of fees      56,933,297     569      851,250        --       (5,001)         --     846,818
 Distribution to stockholders (Note 6)        --       --       (17,050)       --          --           --     (17,050)
 Deferred compensation pursuant t o
    issuance of stock options                 --       --         2,851     (2,851)        --           --         --
 Amortization of deferred compensation        --       --           --       1,303         --           --       1,303
 Change in notes receivable                   --       --           --         --         (244)         --        (244)
 Net income                                   --       --           --         --          --        28,539     28,539
                                       -----------   -----  -----------  ----------    --------    ---------  ---------
Balance, December 31, 2000              93,095,926   $ 931  $ 1,230,467  $ (3,359)    $ (5,916)    $32,659  $1,254,782
                                       ===========   =====  ===========  ===========   ========    ========= ==========

                The accompanying notes are an integral part of these consolidated financial statements.

Orion Power Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
for the Period from March 10, 1998 (Date of Inception) to December 31, 1998 and for the Years Ended December 31, 1999 and 2000
(In Thousands)

                                                               1998                  1999                  2000
                                                              --------            ----------            ---------
  Cash flows from operating activities:
       Net (loss) income                                        $(1,542)             $5,662              $28,539
       Adjustments to reconcile net (loss) income to
         net cash (used in) provided by operating
         activities:
             Depreciation and amortization                           94              21,116              114,496
             Charge for buyout of operations and
               maintenance contracts (Notes 3 and 6)                --                  --                18,900
             Deferred income taxes                               (1,006)              3,017               (8,000)
             Deferred compensation                                  --                  106                1,303
             Notes receivable from officers                         --                  (21)                (244)

             Change in assets and liabilities:
                    Restricted cash                                (623)            (30,243)            (169,268)
                    Accounts receivable                             (22)            (37,249)            (117,506)
                    Inventories and supplies                         --              (4,182)               7,930
                    Prepaid expenses and other
                      current assets                                 (2)              6,004              (13,928)
                    Prepaid expenses and other
                      noncurrent assets                              --               3,164               (2,147)
                    Accounts payable                                477              23,166               83,286
                    Accrued expenses                                235              14,185               36,260
                    Accrued interest                                 54               3,540               13,952
                    Other long-term liabilities                      --                 397                3,629
                    Deferred revenue                                 --               1,794                   42
                                                              ------------       -----------              -------
  Net cash (used in) provided by operating activities            (2,335)             10,456               (2,756)
                                                              ------------       -----------              -------
  Cash flows from investing activities:
       Purchase of property, equipment and related
         assets in acquisitions (see Notes 2 and 3)             (16,407)         (1,024,332)          (1,975,252)
       Purchase of property and equipment in
         operations                                                  --             (22,835)            (137,881)
                                                              ------------       -----------              -------
  Net cash used in investing activities                        $(16,407)        $(1,047,167)         $(2,113,133)
                                                              ------------       -----------              -------

Orion Power Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (In Thousands)

Cash flows from financing activities:                          1998                  1999                  2000
                                                              --------            ----------            ---------
     Issuance of common stock, net                      $    18,610          $      382,330         $       756,832
     Distribution to stockholders                                --                  (9,750)                (17,050)
     Proceeds from long-term debt                                --                 720,000               1,629,537
     Payments on long-term debt                                  --                  (4,000)               (109,000)
     Proceeds from notes payable to stockholders              1,735                 110,539                      --
     Payments on notes payable to stockholders                   --                 (41,188)                     --
     Funding of reserve accounts established with
       the Credit Agreement (restricted cash)                    --                 (26,000)                (55,000)
     Payment on note payable                                     --                    (333)                   (333)
     Payment of deferred financing costs                         --                 (17,941)                (31,812)
                                                        -------------         --------------         ---------------
Net cash provided by financing activities                    20,345               1,113,657               2,173,174
                                                        -------------         --------------         ---------------
Net increase in cash and cash equivalents                     1,603                  76,946                  57,285
Cash and cash equivalents, beginning of period                   --                   1,603                  78,549
                                                        -------------         --------------         ---------------
Cash and cash equivalents, end of period                $     1,603          $       78,549         $       135,834
                                                        =============         ==============         ===============
 Supplemental disclosure of cash flow information:
     Cash paid for-
           Interest                                     $        83          $       20,070         $       144,436
                                                        =============         ==============         ===============
           Income taxes                                 $        --          $          640         $        25,111
                                                        =============         ==============         ===============
     Noncash disclosure-
           Note payable for inventory                   $       859          $           --         $            --
                                                        =============         ==============         ===============
           Notes receivable from officers               $        35          $          615         $         5,001
                                                        =============         ==============         ===============
           Other long-term liabilities assumed in
             acquisitions                               $        --          $       21,990         $        24,375
                                                        =============         ==============         ===============
           Debt assumed in acquisitions                 $        --          $           --         $       131,100
                                                        =============         ==============         ===============
           Conversion of notes payable to equity        $        --          $           --         $        71,086
                                                        =============         ==============         ===============

Orion Power Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 1999 and 2000

1.     Organization

          Orion Power Holdings, Inc. (Orion Power) and subsidiaries, a Delaware corporation, is engaged in the business of acquiring, developing, owning and managing electric power generating facilities in North America. Orion Power was incorporated on March 10, 1998, by Constellation Power Source, Inc. (CPS), a Delaware corporation and an affiliate of Baltimore Gas and Electric Company (BG&E), and GS Capital Partners II, L.P. along with certain other affiliated private investment funds managed by Goldman, Sachs & Co. (collectively GSCP). On November 5, 1999, certain affiliates of Mitsubishi Corporation (Mitsubishi) and Tokyo Electric Power Company International B.V. (TEPCO) became stockholders of Orion Power. In December 1999, CPS transferred its interest in Orion Power to an affiliate – Constellation Enterprises, Inc. (Constellation).

          There are significant risks associated with our business, including possible changes in federal and state government regulations, possible increased environmental regulations and changing market structures. As the impact of the deregulation of the energy industry evolves in areas in which Orion Power operates, certain changes may adversely impact our operations. However, since Orion Power operates in several markets (See Note 3) and has certain long-term contracts in place, management does not believe that such changes would have an immediate adverse impact on operations.

2.     Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

          The accompanying consolidated financial statements include the accounts of Orion Power and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          The purchase prices of the acquisitions (see Note 3) were allocated to the acquired assets, including identifiable intangible assets, goodwill and assumed liabilities. Property and equipment and intangible assets were recorded based on the advice of independent valuation experts. Certain assets and liabilities have been recorded based on estimates and are subject to adjustment based upon receipt of final information or resolution of uncertainties. As of December 31, 2000, Orion Power has reallocated certain identifiable intangible assets to generation assets based on the advice of independent valuation experts.

Cash and Cash Equivalents

          Orion Power considers all investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

          Restricted cash includes cash which is restricted under the terms of certain wholly owned subsidiaries’ credit and operating agreements. Restricted cash includes amounts restricted for major maintenance, debt service, and operations and maintenance costs (see Note 5).

Inventories and Supplies

          Inventories and supplies are valued at the lower of cost or market using the FIFO method. Inventories and supplies are comprised of the following as of December 31, 1999 and 2000 (in thousands):

                                                                   1999                2000
                                                             ------------          ------------
Fuel                                                         $     3,333           $    17,439
Supplies                                                           7,094                27,442
                                                             ------------          -------------
                                                             $    10,427           $    44,881
                                                             ============          =============

Property and Equipment

          Property and equipment is recorded at cost or is recorded based on a valuation performed by an independent expert at the time of acquisition and is depreciated on a straight-line basis over the useful life of the asset. The valuations considered the current replacement cost for similar capacity, market value and discounted cash flows. Other equipment is carried at cost or at the fair value determined at acquisition.

          As of December 31, 1999 and 2000, the components of property and equipment, net are as follows (in thousands):

                                                                  1999                   2000             Useful Lives
                                                           -------------           --------------        --------------
Structures and improvements                                $    196,664            $    637,650            15-40
Production assets                                               584,903               1,640,693            10-30
Accessories and other equipment                                 141,718                 340,619            3-15
Other assets                                                     17,311                 117,533            3-30
                                                           -------------           -------------
                                                                940,596               2,736,495
Less:  accumulated depreciation                                 (18,075)               (116,861)
                                                           -------------           -------------
                                                                922,521               2,619,634
Land                                                             53,314                  66,610
Construction in progress                                              -                 397,302
                                                           -------------           -------------
Property and equipment, net                                  $  975,835            $  3,083,546
                                                           =============           =============

          Depreciation expense for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 was (in thousands) $94, $18,081 and $99,026, respectively.

          Repairs and maintenance costs are expensed as incurred.

          Construction in progress is attributable to projects under development during 2000. Orion Power capitalizes interest on projects during the development and construction period. There was (in thousands) $0 and $3,885 of capitalized interest as of December 31, 1999 and 2000, respectively.

Project Development Costs

Project development costs represent amounts incurred for professional services, direct salaries, permits, options on real property and other direct incremental costs related to the development of new property and equipment, principally electric generating facilities. These costs are expensed as incurred until development reaches a stage when it is probable that the project will be completed. A project is considered probable of completion upon meeting one or more milestones which may include a power sales contract or securing construction or operating permits, among others. Project development costs that are incurred after a project is considered probable of completion but prior to starting physical construction are capitalized. Project development costs are included in construction in progress when physical construction begins. Orion Power periodically assesses project development costs for impairment. Project development costs are included in prepaid expenses and other noncurrent assets in the accompanying consolidated balance sheets.

Identifiable Purchased Intangibles

          Identifiable purchased intangibles include certain Federal Energy Regulatory Commission (FERC) licenses for its hydroelectric plants. These items are recorded based on an estimated fair value determined from an independent expert valuation and amortized on a straight-line basis over the life of the related license, ranging from 8 to 40 years.

          The balance in identifiable purchased intangibles as of December 31, 1999 and 2000, included the following (in thousands):

                                                                         1999                     2000
                                                                ------------------       ------------------
FERC licenses                                                   $         60,141         $         60,348
POLR contract (Note 3)                                                        --                   14,288
Other                                                                         --                    1,148
Accumulated amortization                                                    (857)                  (4,998)
                                                                ------------------       ------------------
Total                                                           $         59,284         $         70,786
                                                                ==================       ==================

          Amortization expense related to identifiable purchased intangibles for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, was (in thousands) $0, $857 and $4,170, respectively.

Deferred Financing Costs

          Financing costs, consisting primarily of the costs incurred to obtain debt financing, are deferred and amortized using the effective interest method, over the term of the related permanent financing. Amortization expense is included in interest expense on the accompanying statements of (loss) income.

Income Taxes

          Orion Power accounts for income taxes under the asset and liability method prescribed by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using existing enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date.

Asset Impairment

          Orion Power periodically reviews its long-lived assets, including property and equipment, and identifiable purchased intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of an asset, an impairment loss would be recognized.

Revenue Recognition

          Revenues from the sale of electricity are recorded based on output delivered and capacity provided at rates specified under contract terms or received in the wholesale marketplace.

Start-up and Organization Costs

          Costs related to start-up activities and the organization of Orion Power were expensed as incurred.

Customer Concentration

          All revenues for the period from March 10, 1998 (Date of Inception) to December 31, 1998, were from CPS.

          For the year ended December 31, 1999, revenues recognized on contracts with Niagara Mohawk Power Corporation (Niagara Mohawk), Consolidated Edison Company of New York Inc. (Consolidated Edison) and the New York Independent System Operator (NY-ISO) (see Note 3) were approximately $30,961,000, $72,481,000, and $22,237,000, representing approximately 23, 54 and 17 percent of total operating revenue, respectively.

          Accounts receivable from Niagara Mohawk, Consolidated Edison and the NY-ISO as of December 31, 1999, were approximately $6,544,000, $15,973,000, and $14,665,000, representing approximately 17, 43 and 39 percent of the total accounts receivable balance, respectively.

          For the year ended December 31, 2000, revenues recognized on contracts with Niagara Mohawk, Consolidated Edison, the NY-ISO and Duquesne Light Company were approximately $92,376,000, $84,236,000, $413,157,000, and $283,389,000, representing approximately 10, 9, 43 and 30 percent of total operating revenue, respectively.

          Accounts receivable from Niagara Mohawk, Consolidated Edison, the NY-ISO and Duquesne Light Company as of December 31, 2000, were approximately $6,123,000, $2,723,000, $64,236,000, and $65,434,000, representing approximately 4, 2, 42 and 42 percent of the total accounts receivable balance, respectively.

Stock-based Compensation

          As described in Note 9, Orion Power accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock.

Earnings per Share

          Basic net income (loss) per share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted net income (loss) per share data is computed using the weighted-average number of common shares outstanding plus the dilutive effect of common stock equivalents, unless the common stock equivalents are antidilutive.

Recent Accounting Pronouncements

          On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective December 31, 2000. Adoption of SAB No. 101 will not have a material impact on Orion Power's current revenue recognition policies.

          In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

          See Note 12 for discussion of adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity."

3.     Acquisitions

1999 Acquisitions

          Niagara Mohawk. On July 30, 1999, Orion Power, through its wholly owned subsidiary Erie Boulevard Hydropower, L.P. (Erie Blvd.), purchased certain hydroelectric generating assets and assumed certain liabilities (see Notes 7 and 8) from Niagara Mohawk, for approximately $425,000,000  in cash including acquisition costs of approximately $1,700,000. These facilities consist of 70 hydro power plants with a capacity of 650 MW (the Hydro Assets).

          In connection with this acquisition, Erie Blvd. entered into a Transition Power Purchase Agreement (the Erie Sales Agreement) with Niagara Mohawk from the closing date through September 30, 2001. Under the terms of the Erie Sales Agreement, Erie Blvd. will produce and deliver tiered amounts of electric energy to Niagara Mohawk. As consideration, Erie Blvd. will receive capacity payments and energy revenue based on the amount of electric energy produced and sold to Niagara Mohawk. If Erie Blvd. fails to produce contractual minimum levels of electric energy, it will be required to pay a penalty based on formulas set forth in the Erie Sales Agreement. In the third quarter of 1999, Erie Blvd. failed to meet the minimum threshold under this contract due to a drought. This resulted in additional costs to meet the obligation of approximately $1,700,000 for the year, which are recorded in fuel expense in 1999 in the accompanying financial statements. As part of the independent valuation performed of the acquisition of the Hydro Assets, the third party considered these agreements with Niagara Mohawk and determined that such agreements were at market value. Therefore, no asset or liability related to the Erie Sales Agreements has been recognized by Orion Power.

          Orion Power is currently negotiating with Niagara Mohawk to extend the term of the Erie Sales Agreement, with certain modifications. If an agreement is not reached, Orion Power would sell power from the Erie Blvd. plants into the market.

          Consolidated Edison. On August 20, 1999, Orion Power, through its wholly owned subsidiary Astoria Generating Company, L.P. ("Astoria"), purchased certain generating assets located in New York City and assumed certain liabilities (see Notes 7 and 8) from Consolidated Edison, for approximately $550,000,000 in cash including acquisition costs of approximately $2,100,000. The Astoria facilities consist of three gas- or oil-fired plants with a capacity of 2,030 MW (the New York City Assets).

          In connection with this acquisition, Astoria entered into a Transition Capacity Agreement and a Transition Energy Sales Agreement (collectively, the Astoria Sales Agreements) with Consolidated Edison. As consideration, Astoria received capacity payments and energy revenue based on the amounts of electric energy produced and sold to Consolidated Edison. The Transition Energy Sales Agreement had a term from the closing date through the commencement of the energy market administered by the NY-ISO. The Transition Energy Sales Agreement was terminated on the commencement of the NY-ISO, which occurred on November 18, 1999. The Transition Capacity Agreement had a term from the closing date through the later of (a) the earlier of (i) December 31, 2002 or (ii) the date on which Astoria receives written notice from the NY-ISO that none of the electric capacity of the Astoria assets is required for meeting the installed capacity requirements in New York City as determined by the NY-ISO, or (b) the date the NY-ISO capacity market commences. The NY-ISO capacity market began operations on May 1, 2000. Under the terms of the Astoria Sales Agreements, during the period of the Transition Energy Sales Agreement, Consolidated Edison provided all of the fuel to the Astoria facilities and received from the facilities all of the capacity and electric energy. As part of the independent valuation performed of the acquisition of the New York City Assets, the third party valued these agreements with Consolidated Edison and determined that such agreements were at market value. Therefore, no asset or liability related to these agreements has been recognized by Orion Power.

2000 Acquisitions

          Constellation Operating Services, Inc.. On April 26, 2000, Orion Power purchased all of the outstanding stock of the three subsidiaries of Constellation Operating Services, Inc. ("COSI"), which pursuant to certain operation and maintenance service agreements operated all of Orion Power's assets. Orion Power also acquired another subsidiary that was established to perform operations and maintenance services for the Midwest Assets following the completion of the acquisition. COSI is a wholly owned subsidiary of Constellation Energy Inc. The purchase price was approximately $19,000,000 payable at the time of the acquisition by issuing COSI 1,219,355 shares of Orion Power common stock valued at $15.50 per share plus $100,000 cash. Orion Power has accounted for this transaction as the settlement of the operation and maintenance contracts with COSI. The entire cost of the transaction was charged to expense.

          COSI agreed to assist in the transition process of operating the Orion Power assets by cooperating with Orion Power for six months following the closing. Additionally, COSI agreed to make its software available to Orion Power. Furthermore, COSI agreed to provide technical support in the form of professional, supervisory, managerial, administrative, and technical operating assistance, until the earlier of December 31, 2002, or the date of repayment in full of the New York Credit Facility (Note 5).

          Duquesne Light Company. On April 28, 2000, Orion Power, through its wholly owned subsidiary Orion Power MidWest, L.P. (Orion Power MidWest) purchased seven power plants located in Ohio and Pennsylvania (the Midwest Assets) with a generating capacity of 2,614 MW from Duquesne Light Company (Duquesne). The net purchase price for the assets was approximately $1,764,000,000 in cash including approximately $17,000,000 in acquisition costs. In association with this acquisition, Orion Power MidWest assumed certain liabilities related to employee benefits and environmental remediation (See Notes 7 and 8).

          The acquisition of the Midwest Assets requires Orion Power MidWest to assume Duquesne’s responsibility as "provider of last resort" (Provider of Last Resort). As Provider of Last Resort, Orion Power MidWest will be obligated to supply electricity at predetermined tariff rates to all customers in Duquesne’s service area who do not select another electricity supplier through December 31, 2004. While Orion Power MidWest should have the capacity to meet these obligations under the contract (POLR Contract) most of the time, there may be times when the energy required to meet the obligation may exceed the amounts that can be produced from the Midwest Assets. If the obligation exceeds Orion Power MidWest’s energy production levels, Orion Power MidWest will be required to purchase additional energy from outside sources at market rates, and in certain circumstances, pay a penalty of currently $1,000 per megawatt hour. The value of this contract, at acquisition, was reviewed by independent experts and determined to be favorable. As such, an intangible asset of approximately $14,300,000 was recorded at the time of the purchase. The intangible asset is being amortized over the life of the contract.

          To supplement the generating capacity to meet Orion Power’s responsibilities under the Provider of Last Resort Contract with Duquesne, Orion Power purchased 698,400 net megawatt hours for the period of May through October 2000. The cost for the purchases was approximately $57,000,000 and was paid upon delivery of the energy. Orion Power resold all excess energy not required to meet the Provider of Last Resort responsibility into the market and realized the prevailing price at that time.

          Columbia Electric Corporation. On December 11, 2000, Orion Power, through its wholly owned subsidiary Orion Power Development, L.P. (Orion Power Development) acquired all the outstanding stock of Columbia Electric Corporation for approximately $209,000,000 in cash, including approximately $1,300,000 in acquisition costs. In connection with this acquisition, Orion Power agreed to assume a $334,000,000 credit facility, of which approximately $131,100,000 was outstanding at the date of the acquisition. Orion Power Development also assumed from Columbia Energy Group, former parent of Columbia Electric Corporation, construction contract and tolling agreement guarantees of approximately $6,000,000 as well as equity investment obligations of approximately $41,000,000. The facilities acquired are under various stages of development, will have total capacity of approximately 3,220 MW, and will begin operations at various times from mid-2001 through 2004.

          The acquisition was recorded under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition. The purchase price allocation for this acquisition is preliminary and further refinements will be made based on final valuations. The pro forma operating results of this acquisition for the years presented was not materially different from actual results.

          The initial allocation of the purchase price is as follows (in thousands):

               Current assets                                                $         2,906
               Property and equipment                                                336,286
               Noncurrent assets                                                      12,127
               Debt and other liabilities assumed                                   (142,319)
                                                                             ---------------------------
                                                                               $     209,000
                                                                             ===========================

4.     Fuel Contracts

          Orion Power has entered into various fuel contracts for gas, oil and coal to operate its generating assets. These contracts expire at various dates through December 31, 2003. The contracts generally require the supplier to have certain quantities of fuel available, do not require a minimum purchase by Orion Power, and set prices at current market indices based on the type of fuel, time of year and advance notice from Orion Power to the supplier.

5.     Debt

Credit Agreements

          New York Credit Agreement. On July 30, 1999, Orion Power New York, LP (Orion NY), a wholly owned subsidiary of Orion Power, entered into a $730,000,000 secured credit agreement. The banks agreed to provide an acquisition facility in an amount of up to $700,000,000 (the Acquisition Loans), and a revolving working capital facility in an amount of up to $30,000,000 (the Working Capital Facility) (collectively, the New York Credit Agreement). The New York Credit Agreement has a maturity of December 31, 2002, for all indebtedness. The net proceeds under the New York Credit Agreement were used to finance the Hydro Assets and New York City Assets acquisitions.

          The borrowings under each facility bear interest at a floating rate. At Orion Power New York's option, the interest rate will be determined as either the Base Rate as defined or LIBOR plus an applicable margin. The rate as of December 31, 1999 and 2000, was 7.315 percent and 8.097 percent, respectively. The Acquisition Loans and Working Capital Facility are secured by substantially all of the assets of Orion NY.

          As of December 31, 1999 and 2000, Orion NY had $700,000,000 and $650,000,000 of the Acquisition Loans outstanding, respectively. As of December 31, 1999, and December 31, 2000, Orion NY had $16,000,000 and $0, respectively, of the Working Capital Loans outstanding. Under the Working Capital Facility, an additional $10,000,000 is used to provide a letter of credit in favor of Consolidated Edison in conjunction with the New York City Assets acquisition.

          In accordance with the New York Credit Agreement, Orion NY entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion NY established 12 restricted use accounts for the disbursement of its revenues. As of December 31, 1999 and 2000, the total balance in these restricted use accounts totaled $56,214,000 and $116,478,000, respectively.

          MidWest Credit Agreement. On April 28, 2000, Orion Power MidWest entered into a $1,200,000,000 secured credit agreement. The banks agreed to provide acquisition loans of $1,110,000,000 (the Acquisition Loans) and a revolving working capital facility of $90,000,000 (the Working Capital Facility) (collectively, the "MidWest Credit Agreement"). The MidWest Credit Agreement has a maturity date of October 28, 2002, for all indebtedness. The net proceeds under the MidWest Credit Agreement were used to finance the acquisition of the Midwest Assets.

           As of December 31, 2000, Orion Power MidWest had $1,110,000,000 and $60,137,000 of Acquisition Loans and Working Capital Facility outstanding, respectively. Under the working capital facility, Orion Power MidWest is required to provide a $10,000,000 letter of credit in favor of Duquesne as part of the POLR contract.

          The borrowings under the MidWest Credit Agreement bear interest at a floating rate. At Orion Power MidWest's option, the interest rate will be determined as either the Base Rate as defined or LIBOR plus an applicable margin. The rate as of December 31, 2000 was 8.489 percent. The credit agreement is secured by substantially all the assets of Orion Power MidWest.

          In accordance with the MidWest Credit Agreement, Orion Power MidWest entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion Power MidWest established 12 restricted use accounts for the disbursement of its revenues. As of December 31, 2000, the total balances in these restricted accounts were approximately $62,884,000.

          Under the New York Credit Agreement and the MidWest Credit Agreement (collectively, the "Credit Agreements"), Orion Power New York and Orion Power MidWest are restricted from distributing cash to Orion Power. These credit agreements provide for various accounts to be created, into which all operating revenues and other cash receipts are deposited, and from which operating expenses, repayments of the loan facilities and distributions to Orion Power may be made. The lenders under each credit agreement have a security interest in all amounts on deposit in the accounts and if there is an event of default under the appropriate credit agreement, the lenders will be able to immediately exercise their security interest on any funds contained in that credit facility's accounts.

          Distributions to Orion Power may only be made after satisfaction of the following - (1) all operating expenses of the applicable subsidiary; (2) all debt service payments under the appropriate credit agreement; (3) 50 percent of the Excess Cash Flow, as defined, has been used to prepay each credit agreement; and (4) any other required prepayments. After satisfaction of the aforementioned items, the Credit Agreements allow Orion NY and Orion Power MidWest to pay dividends and make other distributions to Orion Power up to the limit of $100,000,000 over the life of the New York Credit Agreement and $175,000,000 over the life of the MidWest Credit Agreement. As of December 31, 2000, no dividends or distributions had been made to Orion Power. On February 21, 2001, Orion NY made a distribution of approximately $34,190,000 to Orion Power.

          Among other restrictions, the Credit Agreements also contain customary affirmative covenants and significant negative covenants including a requirement that expenditures be within 105 percent of their budgeted amounts and that a debt service coverage ratio of at least 1.5 to 1.0 be maintained. In addition, the following events are also events of default under the New York Credit Agreement - reduction in the rule requiring New York City power retailers to procure capacity equal to at least 80 percent of forecasted peak demand from in-city generation sources to less than 75 percent and a reduction in the price cap for capacity from in-city generators from $105 per kilowatt year to less than $90 per kilowatt year.

          Liberty Credit Agreement. In December 2000, in connection with our acquisition of Columbia Electric Corporation, Orion Power assumed a credit facility entered into by Liberty Electric Power, LLC (Liberty), a wholly-owned subsidiary of Columbia Electric Corporation. This credit facility, entered into by Liberty in July 2000, provides for the following:

(1)	a construction/term loan in an amount of up to $105,000,000;

(2)	an institutional term loan in an amount of up to $165,000,000;

(3)	an equity bridge loan in an amount of up to $41,000,000;

(4)	a revolving working capital facility for an amount of up to $5,000,000; and

(5)	a debt service reserve letter of credit of $17,500,000.

          Amounts outstanding under the facility bear interest at a floating rate for a portion of the facility, which may be either the Base Rate as defined or LIBOR plus an applicable margin, and a fixed rate for the remainder. At December 31, 2000, the interest rate was 7.81 percent on the floating rate component and 9.15 percent on the fixed rate portion. As of December 31, 2000, Orion Power Development had $73,200,000 and $74,300,000 of the floating rate and fixed rate portions of the facility outstanding, respectively. The lenders have a security interest in substantially all of the assets of Orion Power Development and have negative pledges on other fixed assets. Orion Power Development also pays facility fees on the working capital facility and the debt service reserve letter of credit.

          The construction/term loan, the institutional term loan and the equity bridge loan mature on the earlier of October 1, 2002, or a date on which the conditions precedent to conversion to a term loan are met. The debt service reserve letter of credit becomes available for use when the conditions precedent to conversion to a term loan are met and matures five years thereafter. The working capital facility becomes available for use six months prior to the scheduled conversion date and matures five years thereafter. The construction/term loan converts to an amortizing term loan when the conditions precedent to conversion to a term loan are met and matures 10 years thereafter. The institutional term loan has a final maturity date of April 15, 2026.

          Each credit agreement is an independent recourse project financing secured by the assets of the applicable borrower without recourse to any other Orion Power financing facility.

Notes Payable

          During 1999, Orion Power entered into several promissory notes payable with CPS and GSCP in order to provide funding for acquisitions and operations. The total borrowings under these notes amounted to approximately $41,200,000 and $71,100,000 to CPS and GSCP, respectively. Each promissory note was due five years from the date of the note. Earlier repayment of the debt was required in the event of a public offering, sale, liquidation or merger of Orion Power. Interest on the unpaid principal balance accrued at 7 percent and was payable semiannually from the respective anniversary dates.

          On November 8, 1999, Orion Power repaid the total balance due to CPS with the funds from the capital call of Mitsubishi and TEPCO. On April 28, 2000, Orion Power converted $71,100,000 of notes payable to GSCP into 7,108,600 shares of common stock.

          In conjunction with Orion Power's acquisition of the Carr Street facility (see Note 6), Orion Power entered into a non-interest bearing note payable with US Generating Company, LLC in the amount of $1,000,000. Payment is due annually starting November 19, 1999 through November 19, 2001. Orion Power recognized a discount (8 percent) on this note at acquisition of $141,000.

Senior Notes

          In April and May 2000, Orion Power issued a total of $400,000,000 of 12 percent senior notes, due 2010 (the Senior Notes). The proceeds were used to assist in the financing of the acquisition of the Midwest Assets. Interest is paid semiannually in May and November of each year. The Senior Notes are senior unsecured obligations and rank pari passu with all of Orion Power's existing and future unsecured indebtedness.

          Before May 1, 2003, Orion Power may redeem up to 35 percent of the notes issued under the indenture at a redemption price of 112 percent of the principal amount of the notes redeemed, plus accrued and unpaid interest and special interest, with the net cash proceeds of an equity offering provided that certain provisions under the indenture are met. Orion Power is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes.

          Each holder of the Senior Notes will have the right to require Orion Power to repurchase the notes pursuant to a change of control offer as set forth in the indenture. The Senior Notes are not guaranteed by any of Orion Power's subsidiaries.

Revolving Senior Credit Facility

          On July 27, 2000, Orion Power entered into a $75,000,000 revolving senior credit facility. The credit facility matures in December 2002. Amounts outstanding under the facility bear interest at a floating rate. The facility is unsecured and ranks pari passu with all of Orion Power's senior debt. As of December 31, 2000, there were no outstanding amounts under this facility and $46,000,000 had been used to post letters of credit to support various payout obligations.

Principal Payments on Debt Obligations

          The following is a schedule of principal payments due under the credit facilities, senior notes and the notes payable as of December 31, 2000 (in thousands):

        2001                                                       $             261
        2002                                                               1,850,937
        2003                                                                   8,151
        2004                                                                   8,646
        2005                                                                   9,146
        Thereafter                                                           490,757
                                                                   ------------------
        Total                                                      $       2,367,898
                                                                   ==================

          Total interest expense under the debt obligations, including amortization of deferred financing costs, for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, was (in thousands) $137, $25,767 and $168,670, respectively.

Interest Rate Swap Agreements

          Orion Power has entered into a number of interest rate swaps designed to fix the rate of interest on its New York and MidWest Credit Facilities. Surronding the interest rate swap is a total notional amount of interest rate swaps are $350,000,000 on the New York Credit Facility with an average maturity of 7 years and an average fixed rate of approximately 7.0 percent and $600,000,000 on the MidWest Credit Facility with an average maturity of 5 years and an average fixed rate of 7.4 percent.

          Counterparties to the interest rate swap agreements are major financial institutions. While Orion Power may be exposed to credit losses in the event of non-performance by these counterparties, Orion Power does not anticipate losses.

6.     Related-Party Transactions

Capacity Sale And Tolling Agreement

          On November 18, 1998, Carr Street, a 102 megawatt natural gas-fired facility acquired from US Generating Company, LLC, entered into a Capacity Sale and Tolling Agreement (the Sales Agreement) with CPS for a period of five years. Under the terms of the Sales Agreement, CPS provides all fuel to the Carr Street facility and receives from the facility all of the capacity, electric energy and other products generated by the facility. As consideration, Carr Street will receive capacity payments, electric revenue based on the amount of electric energy produced and sold to CPS, certain start-up fees and market steam reimbursable costs. The minimum required payment to be received by Carr Street is $3,677,000 in 2001, $3,769,000 in 2002 and $3,863,000 in 2003.

Operation and Maintenance Services Agreement

          Each operating subsidiary of Orion NY entered into Operation and Maintenance Services Agreements (the O&M Agreements) with COSI for a term of five years, whereby COSI provided ongoing operating and maintenance services. Under the terms of the O&M Agreements, Carr Street, Astoria, and Erie Blvd. paid COSI for direct materials and expenses, plus a base fee and certain bonuses, as set forth in the O&M Agreements. The base fee and the bonuses were subject to annual adjustments. Expenses incurred under the O&M Agreements for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and for the years ended December 31, 1999 and 2000, were approximately $24,000, $19,846,000 and $13,247,000, respectively. There were no amounts owed to COSI at December 31, 1998 or 2000. Amounts owed to COSI at December 31,1999, were approximately $1,674,000, and are included in accounts payable on the accompanying consolidated balance sheets. See Note 3 for discussion of Orion Power’s acquisition of the COSI subsidiaries that eliminated the O&M agreements.

Stockholder Fees

          As part of the original stockholders agreement between CPS and GSCP and the Second Amended and Restated Stockholders Agreement, Orion Power was required to pay a total of 1 percent of the aggregate consideration paid in an acquisition to its stockholders—GSCP, CPS, Mitsubishi, and TEPCO. Orion Power paid a total of $9,750,000 in August and September 1999 to GSCP and CPS, and paid a total of $17,050,000 in June 2000, to the four primary stockholders. These payments are recognized as a distribution to stockholders in the accompanying statement of changes in stockholders’ equity.

          Additionally, Goldman Sachs had the right to provide all investment banking services to Orion Power on an arms’ length basis with regard to terms, conditions and pricing. In association with the investment by Mitsubishi and TEPCO on November 5, 1999 and April 28, 2000, Orion Power was required to pay a 2 percent fee to Goldman Sachs, in accordance with the Second Amended and Restated Stockholder’s Agreement. The amounts of these payments are approximately $2,400,000 and $1,600,000, respectively. Orion Power charged the fee against additional paid-in capital.

          Both of the obligations related to payments of shareholders fees ended during 2000.

Notes Receivable From Officers

          Certain officers were required to purchase shares of Orion Power’s common stock under their employment agreements. As of December 31, 1999, these officers owed Orion Power $671,000 related to the purchase of approximately 97,500 shares of common stock and related interest. As of December 31, 2000, these officers owed Orion Power $5,916,000 related to the purchase of 742,700 shares of common stock, and related interest.

7.     Retirement Plans

          As part of the acquisitions of the Hydro Assets, New York City Assets and Midwest Assets, Orion Power was required to assume the defined benefit pension plans and other postretirement benefit plans (OPEB) for employees that remained at the facilities subsequent to each acquisition. These former Consolidated Edison, Niagara Mohawk, Duquesne and First Energy employees were hired by COSI in the same capacity as with their former employers. The plans were being maintained by COSI, through the date of the COSI acquisition (see Note 3), although it was the subsidiary’s responsibility to fund these obligations. As of April 26, 2000, the plans were transferred to Orion Power’s control.

          The following table reconciles the plans' funded status to the accrued cost recorded as other long-term liabilities in the consolidated balance sheets as of December 31, 1999 and 2000 (in thousands):

                                                                 Defined benefit plans                  OPEB
                                                          -------------------------------------------------------------
                                                              1999            2000            1999            2000
                                                          -------------   --------------   -------------- -------------
     Change in benefit obligation-
         Benefit obligation at January 1                  $        --     $     17,398     $        --    $      4,318
         Benefit obligation assumed in acquisition             17,984           10,071           4,226           9,504
         Service cost                                             629            2,215             238             886
         Interest cost                                            517            1,868             121             826
         Benefits paid                                             --          (1,085)              --              --
         Actuarial (gain) loss                                (1,732)              460           (267)           1,871
                                                          -------------   --------------   -------------- -------------
         Benefit obligation at December 31                $    17,398     $     30,927     $     4,318    $     17,405
                                                          =============   ==============   ============== =============
     Change in plan assets-
         Fair value of plan assets at January 1           $        --     $     11,967     $        --    $         --
         Fair   value  of  plan   assets   assumed   in
           acquisition                                         11,668               --              --              --
         Actual return on plan assets                             299              785              --              --
         Employer contributions                                    --              597              --              --
         Benefits paid                                             --          (1,085)              --              --
                                                          -------------   --------------   -------------- -------------
         Fair value of plan assets at December 31         $    11,967     $     12,264     $        --    $         --
                                                          =============   ==============   ============== =============
     Funded status-
         Funded status of the plans at December 31        $   (5,431)     $   (18,663)     $   (4,318)    $   (17,405)
         Unrecognized actuarial net gains/(losses)            (1,618)            (887)           (267)           1,603
                                                          -------------   --------------   -------------- -------------
     Accrued benefit cost                                 $   (7,049)     $   (19,550)     $   (4,585)    $   (15,802)
                                                          =============   ==============   ============== =============
Assumptions as of December 31:
         Discount rate                                          7.75%            7.75%           7.75%           7.75%
         Expected return on plan assets                         8.50%            8.50%             N/A             N/A
         Rate of compensation increase                          4.50%            4.00%           4.00%          5.00%

          As of December 31, 1999 and 2000, the defined benefit pension plan for employees covered by the Erie Boulevard Plan, included in the table above, had plan assets in excess of benefit obligations of (in thousands) $1,246 and $242, respectively.

          The components of Orion Power’s net periodic benefit cost for the years ended December 31, 1999 and 2000, were as follows (in thousands):

                                                            Defined benefit plans                   OPEB
                                                           ----------------------------------------------------------
                                                             1999           2000            1999            2000
                                                           ----------     --------        --------       -------------
Components of net periodic benefit cost:
         Service cost                                     $    629         $ 2,215        $    238        $   886
         Interest cost                                         517           1,868             121            826
         Expected return on plan assets                       (413)         (1,017)             --             --
         Amortization of actuarial (gain) or loss               --             (38)             --             --
                                                          ------------     ---------      ----------      ---------
         Net periodic benefit cost                        $    733         $ 3,028        $    359        $ 1,712
                                                          ============     =========      ==========-     ==========

          The assumed healthcare cost trend rates for fiscal year 2001 for Medicare eligible and non-Medicare eligible retirees is 8.5 percent; this rate is expected to decrease gradually to 5.0 percent in 2008 and remain at that level thereafter. The assumed healthcare trend rate has a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare trend rate would have the following effects:

                                                                1-percentage                   1-percentage
                                                               point increase                 point decrease
                                                           -----------------------       -------------------------
                                                            1999           2000            1999             2000
                                                           ------------  ---------       ------------   -----------
Increase (decrease) total service and interest cost            $ 80         $  464         $  (62)         $  (361)
components
Increase (decrease) OPEB obligation                            $908         $3,758         $ (712)         $(2,949)

          Effective January 1, 1999, Orion Power established a 401(k) retirement plan for the benefit of all eligible employees. The plan is for all employees of Orion Power with no minimum age or minimum service requirements. Participants may contribute up to 15 percent of their annual compensation, subject to statutory limits. Employee contributions are fully vested. Orion Power's matching contribution is discretionary and therefore will be determined on an annual basis. Employees will fully vest in any discretionary contributions ratably over five years. Orion Power made no contributions to the plan in 1999 and approximately $614,000 in contributions in 2000.

8.     Commitments and Contingencies

Environmental Liabilities

          Orion Power has recorded a liability for the estimated cost of environmental remediation associated with the acquisition of the Hydro Assets and New York City Assets based on valuation reports provided by independent environmental liability assessment experts. In conjunction with these valuations, Orion Power has developed remediation plans for each item specifically identified. For environmental items at Astoria, the New York State Department of Environmental Conservation has issued consent orders requiring active investigation and remediation of past releases of petroleum and other substances by the prior owners. The consent order also contains obligations related to continuing compliance with environmental regulations. The total liability assumed and recorded by Orion NY totaled approximately $9,150,000, on an undiscounted basis. Through December 31, 2000, Orion NY had spent approximately $50,000 toward completion of its remediation plans and anticipates that the remaining portion will be paid out through 2009.

          In association with the Midwest Acquisition, Orion Power MidWest has recorded a liability for the estimated cost of environmental remediation, based on valuations performed by independent environmental liability assessment experts. In conjunction with these valuations, Orion Power MidWest has developed remediation plans for the known liabilities. The total liability assumed by Orion Power MidWest totaled approximately $4,800,000 on an undiscounted basis and is recorded in other long-term liabilities.

          On an ongoing basis, Orion Power monitors its compliance with environmental laws. Due to the uncertainties associated with environmental compliance and remediation activities, future costs of compliance or remediation could be higher or lower than the amount currently accrued.

Tax Savings Sharing Agreement With Niagara Mohawk

          As part of the acquisition of the Hydro Assets, Orion NY has entered into a tax savings sharing agreement with Niagara Mohawk. Funds received from settlement of prior Niagara Mohawk filed property tax litigation or future property tax reduction agreements are shared 25 percent to Niagara Mohawk. The total amount paid to Niagara Mohawk cannot exceed $20,000,000. Since this amount due to Niagara Mohawk is contingent on future events, amounts due to Niagara Mohawk will only be recognized when a settlement has been reached with a local jurisdiction and related payment received. As of December 31, 1999 and 2000, no such payments had been received from local tax jurisdictions that would require Orion Power NY to make payment to Niagara Mohawk.

Turbine Purchases

          In September 2000, Orion Power entered into a letter of intent for the delivery over the next four years of 10 combustion turbine generators from Siemens Westinghouse Power Corporation as part of the repowering and new development efforts. The total purchase price made is approximately $345,000,000, substantially all of which is payable at various times in 2003 and 2004. Orion Power made a $5,000,000 deposit during 2000 and will pay an additional $5,000,000 by the end of the first quarter of 2001. Furthermore, as part of Orion Power's acquisition of Columbia Electric Corporation, Orion Power acquired the rights to purchase eight additional turbine generators which will be installed in the projects under construction. As of December 31, 2000, approximately $33,900,000 remained to be paid for these eight turbines, of which $32,000,000 was due at December 31, 2000, and recorded in accounts payable on the accompanying balance sheets.

Labor Subject to Collective Bargaining Agreements

          Orion Power has 64 percent of its employees subject to one of five collective bargaining agreements. Such agreements expire at various times between June 2001 through June 2006.

Leases

          Orion Power and its subsidiaries have entered into various noncancelable operating lease arrangements for office space, storage space, office furniture and vehicles. These leases terminate at various dates through December 2021.

          On November 10, 1999, Erie Blvd. entered into a capital lease arrangement for the land at the Watertown hydroplant located in Potsdam, New York. This land will house a maintenance facility and a regional headquarters for the Hydro Assets. The lease term begins at the completion of the facility, which was completed in October 2000, and expires in 2014. Under the terms of the lease, the monthly payments are $10,500. Erie Blvd. has the option to purchase the land for $450,000 at the end of the lease term.

Future minimum payments due under these leases are as follows (in thousands):

   Year ending December 31,                                     Capital                Operating
   -------------------------                                    --------               -----------
   2001                                                       $      126               $  1,266
   2002                                                              126                  1,280
   2003                                                              126                  1,298
   2004                                                              126                  1,309
   2005                                                              126                  1,054
   Thereafter                                                      1,145                 3,830
                                                              -----------            -----------
                                                                   1,775             $  10,037
   Interest portion                                                 (594)            ============
                                                              ------------
   Total                                                      $    1,181
                                                              =============

          Total rental expense for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000 was (in thousands) $0, $373 and $1,831, respectively.

Litigation and Claims

          Orion Power is directly or indirectly involved in various pending lawsuits and claims. Litigation reserves are recorded when a loss is determined to be probable and the amount can be reasonably estimated. In the opinion of management, the ultimate outcome of the claims will not have a material impact on Orion Power’s financial position or the results of its operations.

          During 2000, Orion Power, through Orion NY, provided certain services to Con Edison under the local electric system reliability rules. Con Edison has questioned its obligation to make separate payment to Orion Power related to these services. As of December 31, 2000, the amount requested by Orion Power for these services was approximately $24,000,000. Since Orion Power management and its counsel cannot reasonably estimate the amount Orion Power will ultimately collect, no amount has been recognized in these consolidated financial statements. The parties are discussing resolution to this item. At such time as this issue is resolved and payments are either receivable or payable, Orion Power will recognize the revenue or expense as appropriate.

9.     Stock Option Plan

          On May 21, 1998, Orion Power adopted the 1998 Stock Incentive Plan (the "Plan") to provide for granting of stock options and other equity based awards to directors, officers, employees, and consultants. The Plan, as amended, provides that up to 7,500,000 shares of common stock may be issued pursuant to such options and other awards. Stock options may be granted at an exercise price as determined by the Board of Directors or a committee designated by the Board of Directors. Options generally are granted at fair market value at the date of grant, are exercisable in installments beginning one year from the date of grant, and expire 10 years after the date of grant. The plan permits the issuance of either incentive stock options or non-qualified stock options.

          Orion Power utilizes the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation," which defines a "fair value based method" of accounting for stock-based compensation and applies APB Opinion No. 25 and related interpretations in accounting for its stock option and stock purchase plans.

          Orion Power has granted options to acquire shares of its common stock at an exercise price less than the fair value of Orion Power’s common stock. As of December 31, 2000, Orion Power has recognized deferred compensation of $4,768,000 to be amortized over the three-year vesting period. Orion Power recognized $0, $106,000 and $1,303,000 of compensation expense related to these options for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, respectively.

The following summarizes options granted to directors, officer and employees:

                                                                         Number                  Weighted-average
                                                                       of shares                  exercise price
                                                                 -----------------------      ------------------------
Outstanding at March 10, 1998 (Date of Inception)                                -               $          -
     Granted                                                                49,964                      10.00
                                                                 -----------------------
Outstanding at December 31, 1998                                            49,964                      10.00
     Granted                                                             1,627,246                      11.91
                                                                 -----------------------
Outstanding at December 31, 1999                                         1,677,210                      11.86
     Granted                                                             3,544,813                      17.37
     Forfeited                                                             (32,176)                    (14.91)
                                                                 -----------------------
Outstanding at December 31, 2000                                         5,189,847                      15.28
                                                                 =======================
Options exercisable at December 31, 1998                                        --                          -
                                                                 -----------------------
Options exercisable at December 31, 1999                                   118,163                      10.00
                                                                 -----------------------
Options exercisable at December 31, 2000                                   678,352                      10.66
                                                                 -----------------------

Exercise prices for options outstanding as of December 31, 2000, ranged from $10 to $20. The following table provides certain information with respect to stock options outstanding at December 31, 2000:

                                                                                                  Weighted-average
                                                                                                     remaining
                                                 Stock options           Weighted-average         contractual life
Range of exercise prices                          outstanding             exercise price             (in yrs.)
------------------------------------------- ------------------------- ------------------------ -----------------------
$10.00 - $15.50                                    2,996,379                   $11.95                    8.96
$15.51 - $20.00                                    2,193,468                    19.83                    9.86
------------------------------------------- ------------------------- ------------------------ -----------------------
                                                   5,189,847                   $15.28                    9.34
------------------------------------------- ------------------------- ------------------------ -----------------------

The following table provides certain information with respect to stock options exercisable at December 31, 2000:

                                                             Stock options                   Weighted-average
Range of exercise prices                                      exercisable                     exercise price
---------------------------------------------------- ------------------------------- ---------------------------------
$10.00 - $15.50                                                 678,352                              $10.66
$15.51 - $20.00                                                      --                               --
---------------------------------------------------- ------------------------------- ---------------------------------
                                                                678,352                              $10.66
---------------------------------------------------- ------------------------------- ---------------------------------

The weighted-average fair values at date of grant for options granted during
1998, 1999 and 2000 were $0, $8.96, and $15.60, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                           1998                  1999                   2000
-------------------------------------------------- --------------------- --------------------- -----------------------
Expected life in years                                      10                    10                     10
Risk-free interest rate                                    N/A                  5.12%                  5.11%
Volatility                                                 N/A                  16.40%                 35.00%
Dividend yield                                              -                     -                      -
-------------------------------------------------- --------------------- --------------------- -----------------------

Orion Power's pro forma information for the years ended December 31, 1999 and
2000, prepared in accordance with the provisions of SFAS No. 123, is provided below. The pro forma impact for the period from March 10, 1998 (Date of
Inception) to December 31, 1998 was not material. For purposes of pro forma disclosures, stock-based compensation is amortized to expense on a straight-line basis over the vesting period.

(Dollars in thousands,
except per share amounts)                               1999                 2000
-------------------------------------------------- --------------------- --------------------
Pro forma net  income                                  $4,711              $17,853
Pro-forma net  income
   per common share-basic                               $0.33              $ 0.29
Pro forma net  income
   per common share -
   assuming dilution                                    $0.32              $ 0.28
-------------------------------------------------- --------------------- --------------------

10.          Income Taxes

          The sources of and differences between the financial accounting and tax basis of Orion Power’s assets and liabilities which give rise to the net deferred tax assets and net deferred tax liabilities as of December 31, 1999 and 2000, respectively, are as follows (in thousands):

                                                                  1999                             2000
                                                         -------------------------      ---------------------------
                                                         Current        Long-Term       Current         Long-Term
                                                         -----------  ------------      ------------    -----------
Accumulated deferred income taxes:
     Deferred tax assets-
         Accruals and Prepaids                          $        --     $      --      $  15,352       $     1,090
         Net operating loss carryforward                         --            --             --             5,853
         Amortization differences on
             intangibles                                         --            --            517             6,720

         Long-term liabilities assumed in
             acquisition                                        938         8,007             --            17,964
         Deferred compensation                                   --            44             --               532
         Acquisition costs                                      145         3,109            122             3,172
                                                         -------------   -----------  ------------      ------------
Total deferred tax assets                                     1,083        11,160         15,991            35,331
                                                         -------------   -----------  ------------      ------------
     Deferred tax liabilities-
         Depreciation  differences  on property  and
             equipment                                            --       (5,308)            --          (25,582)
         Difference in asset basis of property
             and equipment                                       --        (8,946)            --          (18,680)
         Other                                                   --            --         (1,071)               --
                                                         -------------   -----------  ------------      ------------
Total deferred tax liabilities                                   --       (14,254)        (1,071)         (44,262)
                                                         -------------   -----------  ------------      ------------
Net accumulated deferred income tax assets
  (liabilities)
                                                        $     1,083     $  (3,094)     $  14,920       $    (8,931)
                                                         =============   ===========  ============      ============

The  components  of the income tax (benefit)  expense  during the period from March 10, 1998 (Date of Inception) to
December 31, 1998 and for the years ended December 31, 1999 and 2000, are as follows:

                                                        1998                    1999                    2000
                                                 --------------------   -----------------    -----------------------
Current:
     Federal                                       $        --             $       1,378           $      14,417
     State                                                  --                       401                  13,825
                                                   ------------------      ---------------         -----------------
                                                                                   1,779                  28,242
                                                   ------------------      ---------------         -----------------
Deferred:
     Federal                                              (880)                    2,418                   1,079
     State                                                (126)                      599                  (9,079)
                                                   ------------------      ---------------         -----------------
                                                        (1,006)                    3,017                  (8,000)
                                                   ------------------      ---------------         -----------------
Total income tax (benefit) provision               $    (1,006)            $       4,796           $      20,242
                                                   ==================      ===============         =================

The tax (benefit) provision differs from the amounts obtained by applying the statutory
U.S. Federal income tax rate to the income from operations. The differences are reconciled as follows (in thousands):

                                                                    1998               1999               2000
                                                                --------------      ------------        -----------
Income tax (benefit) provision computed at
  Federal statutory rates                                        $    (892)         $    3,660          $  17,073
Permanent differences                                                   --                 484                 84
State income taxes, net of Federal income tax benefit                  (83)                650              3,085
Other                                                                  (31)                  2                  0
                                                                --------------      ------------        -----------
Total                                                            $  (1,006)         $    4,796          $  20,242
                                                                ==============      ============        ===========

          As of December 31, 2000, the Company had state net operating loss carryforwards of (in thousands) $9,004, which are due to expire in tax years 2010 through 2020.

11.     Earnings per Share

          The impact of 2,500 stock options from the second quarter of 2000 and 2,077,000 stock options from the fourth quarter of 2000 have been excluded from diluted EPS due to their antidilutive effect. The following table shows the computation of Orion Power’s basic and diluted EPS for 1998, 1999 and 2000 (in thousands, except per share data).

                                                                                                      Per Share
                                                                 Net Income         Shares              Amount
                                                               -------------      ---------          -------------
For the period from March 10, 1998 (Date of Inception) to
December 31, 1998:
     Basic EPS-                                                  $  (1,542)             119,200         $  (12.94)
         Effect of dilutive securities                                  --                   --
     Diluted EPS-                                               --------------    ---------------       ------------
                                                                 $  (1,542)             119,200         $  (12.94)
                                                                ==============    ===============       ============
For the year ended December 31, 1999:
     Basic EPS-                                                  $   5,662           14,344,400         $    0.39
         Effect of dilutive securities
            Stock options                                               --               83,700
            Warrants                                                    --              518,800
                                                                --------------    ---------------       ------------
     Diluted EPS-                                                $   5,662           14,946,900         $    0.38
                                                                ==============    ===============       ============
For the year ended December 31, 2000:
     Basic EPS-                                                  $  28,539           61,755,269         $    0.46
         Effect of dilutive securities:
             Stock options                                                              480,364
             Warrants                                                                 2,202,685
                                                                --------------    ---------------       ------------
     Diluted EPS-                                                $  28,539           64,438,318         $    0.44
                                                                ==============    ===============       ============

12.          Derivatives, Fair Value of Financial Instruments and Market and Credit Risks

          Derivatives. Orion Power will adopt Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138, on January 1, 2001. This standard requires Orion Power to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or will be recognized in other comprehensive income until the hedged items are recognized in earnings. Orion Power estimates that the transition adjustment to implement this new standard will be a negative adjustment of approximately $64,926,000 to other comprehensive income, a component of stockholders' equity. The transition adjustment relates to hedges of interest rate and commodity price risk exposure. The other comprehensive income will be reclassified into earnings in the same periods during which the hedged forecasted transaction affects earnings. Orion Power also has certain commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. These derivatives are exempt from the requirements of SFAS 133 under the normal purchases and sales exception, and thus will not be reflected on the balance sheet at fair value.

          Fair Value of Financial Instruments. Orion Power's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, interest, taxes and other accounts payable, accrued expenses, notes payable and long-term debt. The fair value of these financial instruments, except for notes payable, senior notes and the fixed rate component of the Liberty Credit Facility, approximates their carrying value as of December 31, 2000, due to their short-term nature or due to the fact that the interest rate paid on the debt is variable.

          The carrying amount of the notes payable as of December 31, 1999 was approximately $71,100,000 with a fair value of approximately $65,800,000. The carrying amount of the senior notes and the fixed component of the Liberty Credit facility as of December 31, 2000 was approximately $474,300,000 with a fair value of approximately $529,289,000. The fair value was estimated using discounted cash flow analysis, based on Orion Power's current incremental borrowing rate and the approximate carrying value based on quoted market prices for similar types of borrowing arrangements.

          The fair value of interest rate swap agreements, which are not carried on the balance sheet, is estimated by determining the difference between the fixed payments on the agreements and what the fixed payments would be based on current market fixed rates for the appropriate maturity, then calculating the present value of that difference for the remaining terms of the agreements at current fixed market rates. The estimated value of interest rate swap agreements was an asset of approximately $2,400,000 and a liability of approximately $56,400,000 at December 31, 1999 and 2000, respectively.

          Market Risk. Market risk is the potential loss Orion Power may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodities-related instruments, including derivatives, are subject to market risk. Orion Power's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and illiquidity. The most significant factor influencing the overall level of market risk to which Orion Power is exposed is its use of hedging techniques to mitigate such risk. Orion Power manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Orion Power's risk management policies limit the amount of total net exposure and rolling net exposure during stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Orion Power's objectives.

          Credit Risk. Orion Power is exposed to losses in the event of nonperformance by counterparties to its derivative financial instruments. Credit risk is measured by the loss Orion Power would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Orion Power has established controls to determine and monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate Orion Power's exposure to counterparty credit risk. Additionally, Orion Power may require counterparties to pledge additional collateral when deemed necessary.

          Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. Orion Power monitors credit risk on both an individual and group counterparty basis.

13.          Stockholders' Equity

          In accordance with the Second Amended and Restated Stockholder’s Agreement (the Agreement) dated November 5, 1999, the stockholders were required to purchase common stock when capital was needed for the acquisition and management of portfolio assets, as defined in the Agreement. As of April 28, 2000, the stockholders had fulfilled their commitments under the Agreement.

          The Agreement also states that at the time of a capital call, Orion Power shall issue warrants to GSCP and CPS for shares of Orion Power common stock in accordance with certain formulas, as defined in the Agreement. Under the terms of the original stockholders agreement between CPS and GSCP, only GSCP was entitled to receive warrants. The warrants will have an exercise price equal to the subscription price of the common stock ($10.00 or $15.50) and expire on the tenth anniversary of their issuance. The warrant holder may exercise the warrants for an equivalent number of shares of Orion Power common stock when accompanied by payment of the full exercise price. The warrant holder may also exercise the warrant without payment and would be entitled to a number of shares of Orion Power common stock equivalent to (x) the difference between the aggregate Current Market Price, as defined, less the aggregate exercise price, divided by (y) the Current Market Price of one share of common stock. As of December 31, 1999 and 2000, 4,172,609 and 6,400,400 warrants, respectively, had been issued by Orion Power to GSCP and 705,900 warrants have been issued to Constellation Power Source as of December 31, 2000. No warrants have been exercised as of December 31, 2000, and accordingly, all warrants are outstanding. No more capital is subject to call under this agreement and no more warrants are issuable.

          In April 2000, Orion Power issued 24,326,310 shares of common stock at an average per share price of $12.51 for net proceeds of approximately $304,300,000. Orion Power also issued 7,108,600 shares of common stock in exchange for repayment of notes held by Goldman Sachs in the amount of $71,100,000.

          On August 10, 2000, Orion Power's Board of Directors approved a stock split of 100 to 1 to be effective August 10, 2000. These financial statements reflect the stock split retroactive for all periods presented.

          On November 17, 2000, Orion Power completed an initial public offering of 27,500,000 shares of common stock (3,220,968 shares from a selling stockholder) at $20.00 per share for net proceeds of approximately $452,500,000.

14.          Quarterly Financial Data (Unaudited)

          Orion Power's quarterly operating results have fluctuated in the past and may continue to do so in the future as a result of a number of factors, including, but not limited to, the timing and size of acquisitions, the completion of development projects, and variations in levels of production. The following quarterly information is in thousands, except for per share amounts.

                                                                      Quarter Ended
                                          March 31             June 30           September 30          December 31
                                       --------------    ----------------     ------------------   -------------------
2000

Operating Revenues                       $   105,506          $    236,168         $  343,010          $   272,885
Operating Income                         $    28,918          $     65,689         $   59,586          $    47,977
Net Income                               $     8,294          $      5,456         $    3,921          $    10,868
Net Income per share - basic             $      0.23          $       0.09         $     0.05          $      0.13
Net Income per share - diluted           $      0.22          $       0.09         $     0.05          $      0.13

1999

Operating Revenues                       $       933          $      1,090         $   35,612          $    96,439
Operating Income (Loss)                  $      (752)         $     (2,016)        $   12,019          $    25,150
Net Income (Loss)                        $      (504)         $     (1,175)        $    2,683          $     4,658
Net Income per share - basic             $     (0.27)         $      (0.61)        $     0.13          $      0.14
Net Income per share - diluted           $     (0.27)         $      (0.61)        $     0.13          $      0.13

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus does not offer to sell or ask for offers to buy any securities other than those to which this Prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this Prospectus is current only as of its date.

Management's Discussion and Analysis of Financial

Material United States Federal Income Tax Considerations96

$400,000,000

ORION POWER HOLDINGS, INC.

Offer For All Outstanding
12% Notes Due 2010
In Exchange For
12% Notes Due 2010
Which Have Been Registered
Under The Securities Act Of 1933

PROSPECTUS

________, 2001

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

          Orion Power Holdings, Inc. is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Also, Section 145 states that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

          Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

          Orion Power's Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

          All of Orion Power's directors and officers will be covered by insurance policies against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description

3.1*	Certificate of Incorporation, as amended.

3.2*	Bylaws, as amended.

4.1*	Indenture, dated as of April 27, 2000 between Orion Power Holdings, Inc. and Wilmington Trust Company.

4.2*

Amended and Restated Registration Rights Agreement, dated April 26, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P. (and certain affiliates), Constellation Enterprises, Inc., Constellation Operating Services, Inc., certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V.

4.3*	Rights Agreement dated as of November 1, 2000 between Orion Power Holdings, Inc. and LaSalle Bank National Association, as Rights Agent.

4.4*	Exchange and Registration Rights Agreement dated as of April 27, 2000 by and among Orion Power Holdings, Inc. and the purchasers of the 12% senior notes due 2010.

4.5**	Supplemental Indenture relating to Exchange Notes.

5.1**	Opinion of Stroock & Stroock & Lavan LLP.

10.1*

Credit Agreement, dated as of July 28, 1999, by and among Orion Power New York, L.P., Bank of America Securities LLC, Paribas, and the other financial institutions who are signatories to the agreement.

10.2

Amended and Restated Credit Agreement dated as of December 15, 2000, between Orion Power MidWest, L.P., Banc of America Securities LLC, Goldman Sachs Credit Partners L.P., Paribas, Deutsche Bank Securities Inc., Bank of America, N.A., Deutsche Bank AG New York Branch, and the Lenders named therein.

10.3*

Credit Agreement, dated as of July 27, 2000, by and among Orion Power Holdings, Inc., Fleet National Bank, Union Bank of California, N.A. and the other financial institutions who are signatories to the agreement.

10.4*

Asset Purchase Agreement, dated as of March 2, 1999, between Astoria Generating Company, L.P. and Consolidated Edison Company of New York, Inc., relating to the acquisition of the assets located in New York City.

10.5*	Asset Purchase Agreement, dated December 2, 1998, between Erie Boulevard Hydropower, L.P. and Niagara Mohawk Power Generating Company, L.P., relating to the acquisition of the Hydro Assets.

10.6*	Asset Purchase Agreement, dated as of September 24, 1999 between the Company, Duquesne Light Company, First Energy Corporation and the other parties named therein.

10.7*	Asset Purchase Agreement, dated as of June 23, 1998, between Carr Street Generating, L.P. and East Syracuse Generating Company, relating to the acquisition of the Carr Street Generating Station.

10.8*	Transition Capacity Agreement, dated as of July 1, 1999, between Astoria Generating Company, L.P. and Consolidated Edison Company of New York, Inc.

10.9*	Provider of Last Resort Agreement, dated as of September 24, 1999, between Duquesne Light Company and Orion Power Holdings, Inc.

10.10*	Transition Power Purchase Agreement, dated as of February 4, 1999, between Niagara Mohawk Power Corporation and Erie Boulevard Hydropower, L.P.

10.11*	Capacity Sale and Tolling Agreement, dated as of November 19, 1998, between Carr Street Generating Station, L.P. and Constellation Power Source, Inc.

10.12*	Strategic Alliance Agreement, dated as of March 10, 1998, between Orion Power Holdings, Inc. and Constellation Power Source, Inc.

10.13*	Non-Competition Agreement, dated as of March 10, 1998, between Orion Power Holdings, Inc., Baltimore Gas and Electric Company and Contellation Power, Inc.

10.14*	Non-Competition Agreement, dated as of November 5, 1999, between Orion Power Holdings, Inc. and Mitsubishi Corporation.

10.15*	Non-Competition Agreement, dated as of November 5, 1999, between Orion Power Holdings, Inc. and Tokyo Electric Power Company International B.V.

10.16*	Form of Amended and Restated Employment Agreement between Orion Power Holdings, Inc. and Jack A. Fusco.

10.17*	Form of Amended and Restated Employment Agreement between Orion Power Holdings, Inc. and Scott B. Helm.

10.18*	Form of Amended and Restated Employment Agreement between Orion Power Holdings, Inc. and W. Thaddeus Miller.

10.19*	Form of Employment Agreement between Orion Power Holdings, Inc. and E. Thomas Webb.

10.20*

Third Amended and Restated Stockholders' Agreement, dated as of April 26, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P. (and certain affiliates), Constellation Enterprises, Inc. (and certain affiliates), certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V.

10.21*	Agency Agreement, dated as of April 28, 2000, by and between Orion Power MidWest, L.P., Orion Power Holdings, Inc. and Constellation Power Source, Inc.

10.22*	Investor Rights Agreement dated as of April 5, 2000 between Orion Power Holdings, Inc., Frederic V. Salerno and the existing stockholders named therein.

10.23*	Agreement dated as of April 5, 2000 between Orion Powers Holdings, Inc. and Frederic V. Salerno.

10.24*	Stock Purchase Agreement dated as of April 26, 2000 between Orion Powers Holdings, Inc. and Constellation Operating Services, Inc.

10.25*	Stock Purchase Agreement dated as of September 29, 2000 between Columbia Energy Group and Orion Power Holdings, Inc.

10.26*	Gas Tolling Agreement dated as of September 21, 2000 between Orion Powers Holdings, Inc. and Constellation Power Source, Inc.

10.27*	Form of Agreement among Orion Powers Holdings, Inc. and the Goldman Shareholders named therein.

10.28*	Form of Agreement among Orion Powers Holdings, Inc. and the Shareholders named therein.

10.29	Employment Agreement dated as of December 12, 2000, between Orion Power Holdings, Inc. and Dr. Michael Gluckman.

10.30	Master Agreement dated as of July 31, 2000 between Liberty Electric Power, LLC, Liberty Electric PA, LLC, the Institutional Lenders named therein, and The Chase Manhattan Bank as Administrative Agent.

10.31	Credit Agreement dated as of July 31, 2000 between Liberty Electric PA, LLC, the Bank Lenders named therein, and the Chase Manhattan Bank as Administrative Agent.

10.32	Note Purchase Agreement dated as of July 31, 2000 between Liberty Electric PA, LLC and the Institutional Lenders named therein.

12	Statement regarding computation of ratio of earnings to fixed charges.

21.1**	Subsidiaries Schedule.

23.1**	Consent of Stroock & Stroock & Lavan LLP.

23.2	Consent of Arthur Andersen LLP.

24.1	Power of Attorney (included in signature page).

*	Incorporated by reference to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-44118).

**	To be filed by amendment.

          (b)     Financial Statement Schedules.

        All other financial statement schedules have been omitted because they are not required, not applicable or the information to be included in the financial statement schedules is included in the Consolidated Financial Statements or the notes thereto.

Item 22.     Undertakings

          The undersigned registrant hereby undertakes:

          Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on March 15, 2001.

ORION POWER HOLDINGS, INC. By: /s/ Jack A. Fusco Jack A. Fusco President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below appoints and constitutes Jack A. Fusco, Scott B. Helm and W. Thaddeus Miller and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments to the within Registration Statement, including post-effective amendments, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below and as of the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jack A. Fusco Jack A. Fusco	Chief Executive Officer, President and Director (Principal Executive Officer)	March 15, 2001

/s/ Scott B. Helm Scott B. Helm	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2001

/s/ Frederic V. Salerno	Chairman of the Board of Directors	March 15, 2001

/s/ Edward A. Crooke Edward A. Crooke	Director	March 15, 2001

/s/ Richard A. Friedman Richard A. Friedman	Director	March 15, 2001

/s/ Tsutomu Kajita Tsutomu Kajita	Director	March 15, 2001

/s/ Douglas F. Londal Douglas F. Londal	Director	March 15, 2001

/s/ Cheryl Mills Cheryl Mills	Director	March 15, 2001

Terence M. O'Toole	Director	March 15, 2001

/s/ Vincent Tese Vincent Tese	Director	March 15, 2001

EXHIBIT INDEX

Exhibit Number	Description

3.1*	Certificate of Incorporation, as amended.

3.2*	Bylaws, as amended.

4.1*	Indenture, dated as of April 27, 2000 between Orion Power Holdings, Inc. and Wilmington Trust Company.

4.2*

Amended and Restated Registration Rights Agreement, dated April 26, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P. (and certain affiliates), Constellation Enterprises, Inc., Constellation Operating Services, Inc., certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V.

4.3*	Rights Agreement dated as of November 1, 2000 between Orion Power Holdings, Inc. and LaSalle Bank National Association, as Rights Agent.

4.4*	Exchange and Registration Rights Agreement dated as of April 27, 2000 by and among Orion Power Holdings, Inc. and the purchasers of the 12% senior notes due 2010.

4.5**	Supplemental Indenture relating to Exchange Notes.

5.1**	Opinion of Stroock & Stroock & Lavan LLP.

10.1*

Credit Agreement, dated as of July 28, 1999, by and among Orion Power New York, L.P., Bank of America Securities LLC, Paribas, and the other financial institutions who are signatories to the agreement.

10.2

Amended and Restated Credit Agreement, dated as of December 15, 2000, between Orion Power MidWest, L.P., Banc of America Securities LLC, Goldman Sachs Credit Partners L.P., Paribas, Deutsche Bank Securities Inc., Bank of America, N.A., Deutsche Bank AG New York Branch, and the Lenders named therein.

10.3*

Credit Agreement, dated as of July 27, 2000, by and among Orion Power Holdings, Inc., Fleet National Bank, Union Bank of California, N.A. and the other financial institutions who are signatories to the agreement.

10.4*

Asset Purchase Agreement, dated as of March 2, 1999, between Astoria Generating Company, L.P. and Consolidated Edison Company of New York, Inc., relating to the acquisition of the assets located in New York City.

10.5*	Asset Purchase Agreement, dated December 2, 1998, between Erie Boulevard Hydropower, L.P. and Niagara Mohawk Power Generating Company, L.P., relating to the acquisition of the Hydro Assets.

10.6*	Asset Purchase Agreement, dated as of September 24, 1999 between the Company, Duquesne Light Company, First Energy Corporation and the other parties named therein.

10.7*	Asset Purchase Agreement, dated as of June 23, 1998, between Carr Street Generating, L.P. and East Syracuse Generating Company, relating to the acquisition of the Carr Street Generating Station.

10.8*	Transition Capacity Agreement, dated as of July 1, 1999, between Astoria Generating Company, L.P. and Consolidated Edison Company of New York, Inc.

10.9*	Provider of Last Resort Agreement, dated as of September 24, 1999, between Duquesne Light Company and Orion Power Holdings, Inc.

10.10*	Transition Power Purchase Agreement, dated as of February 4, 1999, between Niagara Mohawk Power Corporation and Erie Boulevard Hydropower, L.P.

10.11*	Capacity Sale and Tolling Agreement, dated as of November 19, 1998, between Carr Street Generating Station, L.P. and Constellation Power Source, Inc.

10.12*	Strategic Alliance Agreement, dated as of March 10, 1998, between Orion Power Holdings, Inc. and Constellation Power Source, Inc.

10.13*	Non-Competition Agreement, dated as of March 10, 1998, between Orion Power Holdings, Inc., Baltimore Gas and Electric Company and Contellation Power, Inc.

10.14*	Non-Competition Agreement, dated as of November 5, 1999, between Orion Power Holdings, Inc. and Mitsubishi Corporation.

10.15*	Non-Competition Agreement, dated as of November 5, 1999, between Orion Power Holdings, Inc. and Tokyo Electric Power Company International B.V.

10.16*	Form of Amended and Restated Employment Agreement between Orion Power Holdings, Inc. and Jack A. Fusco.

10.17*	Form of Amended and Restated Employment Agreement between Orion Power Holdings, Inc. and Scott B. Helm.

10.18*	Form of Amended and Restated Employment Agreement between Orion Power Holdings, Inc. and W. Thaddeus Miller.

10.19*	Form of Employment Agreement between Orion Power Holdings, Inc. and E. Thomas Webb.

10.20*

Third Amended and Restated Stockholders' Agreement, dated as of April 26, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P. (and certain affiliates), Constellation Enterprises, Inc. (and certain affiliates), certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V.

10.21*	Agency Agreement, dated as of April 28, 2000, by and between Orion Power MidWest, L.P., Orion Power Holdings, Inc. and Constellation Power Source, Inc.

10.22*	Investor Rights Agreement dated as of April 5, 2000 between Orion Power Holdings, Inc., Frederic V. Salerno and the existing stockholders named therein.

10.23*	Agreement dated as of April 5, 2000 between Orion Powers Holdings, Inc. and Frederic V. Salerno.

10.24*	Stock Purchase Agreement dated as of April 26, 2000 between Orion Powers Holdings, Inc. and Constellation Operating Services, Inc.

10.25*	Stock Purchase Agreement dated as of September 29, 2000 between Columbia Energy Group and Orion Power Holdings, Inc.

10.26*	Gas Tolling Agreement dated as of September 21, 2000 between Orion Powers Holdings, Inc. and Constellation Power Source, Inc.

10.27*	Form of Agreement among Orion Powers Holdings, Inc. and the Goldman Shareholders named therein.

10.28*	Form of Agreement among Orion Powers Holdings, Inc. and the Shareholders named therein.

10.29	Employment Agreement dated as of December 12, 2000, between Orion Power Holdings, Inc. and Dr. Michael Gluckman.

10.30	Master Agreement dated as of July 31, 2000 between Liberty Electric Power, LLC, Liberty Electric PA, LLC, the Institutional Lenders named therein, and The Chase Manhattan Bank as Administrative Agent.

10.31	Credit Agreement dated as of July 31, 2000 between Liberty Electric PA, LLC, the Bank Lenders named therein, and the Chase Manhattan Bank as Administrative Agent.

10.32	Note Purchase Agreement dated as of July 31, 2000 between Liberty Electric PA, LLC and the Institutional Lenders named therein.

12	Statement regarding computation of ratio of earnings to fixed charges.

21.1**	Subsidiaries Schedule.

23.1**	Consent of Stroock & Stroock & Lavan LLP.

23.2	Consent of Arthur Andersen LLP.

24.1	Power of Attorney (included in signature page).

*	Incorporated by reference to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-44118).

**	To be filed by amendment.